                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   AMENDMENT 3
                                   TO-FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934



                          INTERNET SPORTS NETWORK, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

         FLORIDA                                           65-0704152
----------------------------                  --------------------------------
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


225 Richmond Street West, Suite 403, Toronto, Ontario, Canada          M5V 1W2
(Address of principal executive offices)                             (Zip Code)


                                 (416) 599-8800
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered
         -------------------                    ------------------------------
                NONE                                          NONE

Securities to be registered pursuant to section 12(g) of the Act:

    COMMON STOCK, PAR VALUE $.001
    -----------------------------
          (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         Internet Sports Network, Inc. was first incorporated in April, 1997 in the state of Nevada. BirchTree Capital Corporation, a Florida corporation was incorporated in the state of Florida on October 4, 1996. BirchTree Capital Corporation was a publicly traded corporation, trading under the symbol BITC on the Over the Counter/Bulletin Board. Effective January 19, 1999, the stockholders of Internet Sports Network, Inc. a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares in that corporation for nine million eighty five thousand two hundred twenty nine (9,085,229) shares of BirchTree Capital Corporation. On February 1, 1999, BirchTree Capital Corporation changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, Internet Sports Network, Inc., a Nevada corporation merged into Internet Sports Network, Inc. a Florida corporation with the Florida corporation being the surviving entity. The surviving entity, Internet Sports Network, Inc., a Florida corporation (the "Company" or "ISN") traded on the over the counter/bulletin board as ISNI.

                  2.       ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

                  Not Applicable.

                  3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

         In January 1999, Internet Sports Network, Inc., then a privately held Nevada corporation, entered into an agreement with Birchtree Capital Corporation, a Florida shell corporation with no operations which traded on the over the counter/bulletin board as "BITC" and its majority shareholder, Eric Littman. Pursuant to this agreement, Birchtree Capital Corporation issued in excess of 9,000,000 shares of stock to the shareholders of Internet Sports Network, Inc., the Nevada corporation. For the additional consideration of being permitted to retain 1,025,000 shares of common stock of Birchtree Capital Corporation and for the cash payment of $250,000, Mr. Littman agreed to cancel 3,975,000 shares of common stock held in his name. At the time of this transaction, the Company did not have sufficient cash resources to pay the consideration requested by Mr. Littman. Certain of our shareholders, Benitz & Partners and Mark Valentine, agreed to pay the cash consideration portion to Mr. Littman in exchange for receiving an option to purchase 500,000 shares each of common stock held by Mr. Littman. Benitz & Partners and Mark Valentine also agreed to the cancellation of 350,000 shares each of their Internet Sports Network, a Nevada corporation, common stock. Effective January 19, 1999, the stockholders of Internet Sports Network, Inc. a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares for an equal number of shares of common stock of Birchtree Capital Corporation. On February 1, 1999, Birchtree Capital Corporation changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, Internet Sports Network, Inc., a Nevada corporation merged into Internet Sports Network, Inc. a Florida corporation with the Florida corporation being the surviving entity. The capitalization of the resulting company, Internet Sports Network, Inc., a Florida corporation was less than 1% of the issued and outstanding shares of common stock held by former Birchtree Capital Corporation shareholders and greater than 99% of the issued and outstanding shares of common stock held by former Internet Sports Network, Inc. a Nevada corporation.

         Effective February 5, 1999, the Company acquired all of the shares of SportsMark, Inc. an Alberta, Calgary, Canada corporation, SportsMark Promotions, Inc., a Delaware corporation and Classroom 2000, Inc., an Alberta, Calgary, Canada corporation, and assets of SMP SportsMark Promotions, International, Inc., a Barbados Company (collectively "SportsMark" or "Sportsmark Group"). This agreement resulted in the Company acquiring SportsMark's subscriber base and the assets of SMP SportsMark Promotions International, Inc. which consisted of the trademarks "Weekend Winners" and "Ultimate Draft" and all of its rights to use U.S. Sports Contest Software. The shareholders of SportsMark received 1,500,000 shares of common stock of ISN and $1,254,000 cash as the consideration granted in this agreement.





         On March 5, 1999, ISN California, Inc. a California corporation was incorporated as a wholly owned subsidiary of ISN. Effective March 5, 1999, the Company entered into a Merger Agreement with Pickem Sports, Inc. a Maine corporation doing business in California ("Pickem") and the individual stockholders of Pickem Sports Inc., wherein ISN would purchase all of the stock of Pickem Sports, Inc. in exchange for one million eight hundred seventy-seven thousand nine hundred ninety five (1,867,995) shares of common stock of ISN and $3,000,000 in cash. Also, pursuant to this Agreement, Pickem Sports, Inc. merged with ISN California, Inc. with ISN California, Inc. being the surviving entity. This merger resulted in the Company acquiring Pickem's web-based contest software. This software creates specific contests for customers and strategic joint ventures from the Company's proprietary generic programs.



         Effective June 22, 1999, the Company acquired certain assets of National Publisher Services, Inc., an Iowa corporation. These assets consisted of the Ultimate Sports Publishing division, which is made up of the publications: Ultimate Sports Baseball; Ultimate Sports Football; Hawes Fantasy Baseball; Hawes Fantasy Football; Ultimate Sports Basketball, Hawes Fantasy Basketball; and Ultimate Sports Hockey. Pursuant to this agreement, the Company also acquired the trademarks "FTA" and "Ultimate Sports". Ultimate Sports publishes fantasy sports contest publications and provides the Company with a cross-marketing tool between traditional media and web-based media. These assets were acquired for 125,000 shares of common stock of ISN and $860,000 cash.

         ISN Wisconsin, a Wisconsin corporation was incorporated as a wholly owned subsidiary of ISN. Effective June 30, 1999, the Company, ISN Wisconsin, Inc., Innovation Partners Inc., d.b.a. SportsBuff, a Wisconsin corporation ("SportsBuff"), and the individual shareholders of SportsBuff entered into a Merger Agreement, wherein ISN would purchase the stock of SportsBuff in exchange for six hundred sixteen thousand sixty (616,060) shares of common stock of ISN and $1,000,000 cash. Also, pursuant to this Agreement, Innovation Partners, Inc. merged with ISN Wisconsin, Inc. with ISN Wisconsin, Inc. being the surviving entity.

         B.       FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.


         The Company is in an extremely competitive industry and it will require substantial capital from outside sources in order to complete its business plan. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.


         The Company has sustained losses since its inception. For the period from April 28, 1997 (inception) to April 30, 1998, the Company sustained losses of $643,000. For the period from May 1, 1998 to March 31, 1999, the Company sustained losses of $3,514,000. Management expects substantial losses for the foreseeable future.


         ISN operates in two business segments, sports entertainment (providing sports related games, contests and content) and publishing. The percentage allocations to each industry sector are 55% from sports entertainment and 45% publishing based on management's estimate of the revenues generated from each sector for the six month period ended as of September 30, 1999 on a pro forma historical basis. Sports entertainment revenues are earned primarily from fees from consumers who pay to enter sports contests (82% of sports entertainment sector revenues) and fees from companies that license the contest applications (18% of sports entertainment sector revenues).



         The Company has recently entered the publishing sector through the acquisition of Ultimate Sports on June 22, 1999 whereby it produces and distributes annual pre-season sports magazines which provide content about sports teams and players prior to the start of the given sports season. This sector contributed 45% of the Company's gross revenues for the six month period ended September 30, 1999. Publishing revenues are earned primarily from newstand sales (89% of publishing revenues) and advertising within the publications (11% of publishing revenues).



         Company management believes that there is a trend away from revenues generated by consumers paying fees to enter sports contests, toward an advertising model, where consumers are provided the game free of charge and revenues are generated primarily by either other businesses licensing the Company's games and contests or advertisers paying to advertise or sponsor the Company's games and contests. The Company further believes that the publishing sector will not grow at the same rate as sports entertainment, and therefore will become a smaller component of its gross revenues in the future relative to the sports entertainment segment of its revenue model.


         C.       NARRATIVE DESCRIPTION OF BUSINESS.

         ISN is an Internet based sports media and entertainment company specializing in interactive sports contests, as well as offering some non-sports games and contests. The Company offers consumers the opportunity to get involved in their favorite sports by playing skill-testing contests based upon the outcomes of real-life sporting events, such contests being generally known as "fantasy sports". As well as fantasy sports, the Company offers non-fantasy-style contests such as Internet animation games that emulate the action of a real game, and trivia-question applications. The Company's sources of revenue are fees from consumers who pay to enter "pay to play" contests, revenues from media companies that license ISN's applications, and fees from third parties advertising their products and services on web sites and offline media where these contests take place.

         The Company also offers sports contests in offline media such as newspapers in order to augment its Internet distribution channel and to establish its brand in offline channels as a migration path for the rapidly growing number of consumers moving from offline to online media usage.

                  1.       PRINCIPAL PRODUCTS AND THEIR MARKETS

THE MARKET

         The Company markets contests in online as well as off-line media. There has been no formal study of the fantasy sports market size, but various industry publications such as Business 2.0 and Silicon Alley Reporter, estimate there is somewhere between 11 to 15 million fantasy sports players online. These players participate in a variety of pay-to-play contests as well as advertising-supported no-fee contests.

         According to Media Matrix, an Internet and Digital Media measurement firm, as of August, 1999, there has been a continuing growth trend in the number of visitors, in the amount of content viewed and the number of hours users spent online over the past twelve months. Media Matrix indicated that:

         - The number of monthly visitors (at home and work combined) to the Internet grew more than 11 percent since July 1998 from 56.6 million to 62.9 million in July 1999.

         - The average number of unique web pages viewed per visitor per day increased by 25 percent to 40.1 pages in July 1999 from 32.2 pages in July 1998.

         - The average number of unique pages viewed per month increased nearly 50 percent over the past twelve months, from 330 unique pages per visitor in July 1998 to 487 per visitor in July 1999.

         - the number of days users accessed the Internet increased nearly 20 percent from 10.3 days in July 1998 to 12.1 days in July 1999. Internet users spent over 36 percent more time on the Internet in July 1999 than a year ago-an increase from 5.8 average hours per person in July 1998 to 7.9 hours in June 1999.

         In August 1999, Jupiter Communications, a provider of research on Internet consumer behavior and Internet commerce, published a survey of attitudes, behaviors and demographics of the online user. This survey estimate the potential online market for sports and non-sports contests.

         According to this survey, participation in contests and sweepstakes is one of the top 10 online activities. Amongst these "top 10 online activities" contest participation showed the single greatest percentage growth annually, from 27% of the online users in 1998 to 49% in 1999. According to this survey, sports is one of the top categories of content accessed online.

         Silicon Alley Reporter, a digital media industry trade publication, stated that sports is the leading content application, and interactive sports contests are the "killer application" that no sports web site can do without.

THE PRODUCTS

         ISN has a range of contest products operating in online and offline media, in sports and non-sports categories. The Company's products permit the customer to subscribe to the level of competition, sophistication, and cost with which they are most comfortable.


         The Company's primary revenue is currently derived from subscription packages. These products include contests co-branded with media distribution companies, such as major web portals, television stations and newspapers, as well as the Company's own "Sportsrocket" branded contests.



         The contest products provide a target marketing opportunity to the sponsors/advertisers and merchandisers that work with the media companies, as such contest products are believed, according to an articles from Business 2.0, to be attractive to a targeted demographic that is mostly male and between the ages of 18 and 45 years. With promotion and advertising contained in their media properties, the Company designs and manages contests such as football, baseball, basketball, golf, NASCAR, hockey or investment challenge contests. The net revenues from the subscriptions for the contests are then divided between the media company and the Company. The division of revenues from subscriptions varies per the agreement. Under existing agreements, the division of revenues range from as little as 80% to the Company to as much as 96% to the Company.



         The Company also designs and manages contests on a fee-for-service basis for major Internet portals and for other media companies. These contests are client-customized, sports and non-sports games, contests and promotions. While the Company's limited operating history renders it difficult to reach any conclusions, the goal of these products and services is to: drive and sustain traffic to the customer's web sites; attract sponsors and general advertising revenues; promote the sponsor's products and services; convert casual visitors to long-lasting members; build brand awareness; assist in gathering important user information through registrations and surveys; and, create cross-promotional opportunities between off-line and online media.


         The Company's current marketing plan focuses on:


                  1. INCREASING PRIVATE LABEL ARRANGEMENTS WITH LEADING MEDIA COMPANIES AND CONSUMER-PRODUCTS COMPANIES. The Company believes there is an increasing demand for contest products, especially in online media. The Company has recently entered into agreements with Labatt Brewing Company,

Ltd. and Playboy Enterprises. These agreements are to develop and maintain contest sites for each of these companies websites. In the case of Labatt's, the website is Beer.com, and in the case of Playboy, the website is Playboy Online. Although hosted on the Company's server, the Company's technology allows the contest site to appear to be on the media companies web site. The Company intends to aggressively pursue additional relationships with large companies who traditionally have an offline market but are seeking to increase their online traffic through providing content on their web site. While varying in the percentage split, these agreements require the Company and the media company to share contest site generated contest revenue, advertising and merchandising.


                  2. INCREASING CROSS-PROMOTIONS FROM OFF-LINE MEDIA TO ONLINE MEDIA. The Company believes that, through its experience in running contests with media companies that have off-line (newspaper and television) and online media products, there exists significant opportunity to capture consumer attention through off-line media and to cross-promote these consumers to online media.


                  3. MAGAZINE COMPANIES. The Company believes that certain magazines can be effective distribution vehicles for increased sales of the Company's premium series of contests. For example, in June, 1999 the Company acquired certain assets of National Publisher Services, Inc. These assets were comprised primarily of fantasy sports league statistics magazines in which the Company then prominently advertised in online and offline games and contests. While the Company does not anticipate entering into partnership arrangements with magazines, it will continue to consider potential acquisitions of magazines which will potentially provide consumers for its games and contests.



                  4. INTERNATIONAL GROWTH. While the Company does not currently operate or advertise contests other than in Canada and the United States, the Company anticipates that it will eventually expand its operations to South America, Asia and Europe. This international strategy is at an extremely early juncture and there is no assurance that the Company will be successful in penetrating these international markets.


                  2. STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

         Not applicable.

                  3. THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

         Not applicable.

                  4. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.


         The Company currently has an application pending with the United States Patent and Trademark Office ("PTO") and the Canadian Patent and Trademark Office for registration of the name "Internet Sports Network" as a servicemark. The Company has registered the websites WWW.SPORTSPOOL.COM, WWW.INTERNETSPORTSNET.COM, WWW.ULTSPORTS.COM, WWW.INTERNETSPORTSNETWORK.COM,
WWW.SPORTSBUFF.COM, WWW.SPORTSROCKET.COM AND WWW.PICKEM.COM. The Company currently operates most of its contests on the WWW.SPORTSROCKET.COM website.


         As part of the Sportsmark transaction, ISN acquired Sportsmark's trademarks and tradenames filed in the Canadian trademark office including:
Sportsmark, All Star Challenge, Great Canadian Hockey draft, Fantasy Hockey Dream Team, Fantasy Basketball Dream Team, Fairway Fantasy, Playoff Payoff, Weekend Winners, Fantasy Baseball Dream Team, Fantasy Football Dream Team, Hockey Draft Sweepstakes. The Sportmark trademark expires fifteen years from January 18, 1999. All Star Challenge has recently acquired approval from the Canadian trademark office. It's filing date will commence upon the filing of a statement of use by the Company. Great Canadian Hockey draft will expire 15 years from April 30, 1997. Fantasy Hockey Dream Team will expire 15 years from February 5, 1997. Fantasy Basketball Dream Team will expire 15 years from January 14, 1997. Fantasy

Football Dream Team will expire 15 years from February 24, 1989. Fairway Fantasy will expire 15 years from March 22, 1996. Playoff Payoff will expire 15 years from August 28, 1994. Weekend Winners will expire 15 years from August 5, 1994, and Hockey Draft Sweepstakes will expire 15 years from November 23, 1988.


         As part of the transaction with National Publisher's Services, Inc., d.b.a. Ultimate Sports, the Company was assigned the trademarks "Ultimate Sports" and "FTA". FTA was registered with the PTO on May 4, 1998 and thus would expire by May 3, 2008. The "FTA" trademark consisting of stylized letters was registered with the PTO on November 14, 1997 and would expire by November 13, 2007. The "Ultimate Sports" trademark was registered with the PTO on July 22, 1993 and would expire July 21, 2003. The Company has filed the assignment forms with the United States Patent and Trademark office.


         As part of the merger by and between Innovation Partners, Inc. d.b.a. SportsBuff and ISN, Wisconsin, ISN Wisconsin is the surviving entity and has all right and title to the trademarks, trade names and proprietary information owned by SportsBuff. Such trademarks include "Buffball" and "SportsBuff". "SportsBuff" was registered with the PTO on July 22,1997 and thus would expire by July 21, 2007. The mark "Buff Ball" was registered with the state of Wisconsin on November 24, 1993 and is valid for a period of ten years.

         The Company does not rely on proprietary technology in providing its sports entertainment services. While the Company uses technology which has been customized for its own purposes, the Company has deliberately avoided becoming overly dependent on any one technology. By avoiding reliance on any one technology, the Company will be able to take advantage of technological advances to provide new and improved services and superior sports contests to its subscribers.

         ISN has no collective labor agreements.

                  5. THE EXTENT TO WHICH THE BUSINESS OF THE SEGMENT IS OR MAY BE SEASONAL.


                  Sports contests are geared towards the sports season for a particular sport. As an example, the football season runs from September to the Super Bowl in January; the hockey season runs from September through to the playoffs in June; and the baseball season runs from April through to the World Series in October. The Company offers contests surrounding most major sporting seasons, however the majority of cash is received in the months prior to the start of a given sports' season. As a result, the Company's cash flows tend to be focused in the late summer, early fall prior to the Football (NFL), Basketball (NBA) and Hockey (NHL) seasons. Cash flow representing approximately 40% of the Company's annual revenues are received in September to November. Additional revenues are received during each sport season through weekly contests and transaction revenues, however the bulk of cash receipts occur at the start of each season. Revenue is recognized for accounting purposes evenly over the course of the associated sporting event or season, therefore revenues are higher from September to March, during the 3 main sport seasons discussed above.



                  Magazine publishing occurs prior to the start of the four major sporting league seasons (National Football League, Major League Baseball, National Basketball Association and National Hockey League). As a result, publishing revenues occur in June - July (Football) (40% of annual publishing revenue), September - October (Hockey and Basketball) (30% of annual publishing revenue) and February - March (Baseball) (30% of annual publishing revenue).


                  6. THE PRACTICE OF THE REGISTRANT AND THE INDUSTRY RELATING TO WORKING CAPITAL ITEMS.

                  This item is not applicable to this industry or segment.

                  7. DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

                  Not applicable.

                  8.       BACKLOG ORDERS.

                  Not applicable

                  9.       GOVERNMENT APPROVAL.

                  No government approval is required for any of the Company's current products or services.

                  10.      COMPETITION


         The Company is in an extremely competitive industry and it will require substantial capital from outside sources in order to complete its business plan. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.


         The interactive sports contests industry is rapidly evolving and very competitive, which the Company expects will intensify in the future. Barriers to entry are minimal, allowing current and new competitors to launch new products at a relatively low cost. The Company currently or potentially competes with other companies which have sports related websites. These competitors include ESPN.com, CDM, Inc., CBS Sportsline.com, SmallWorld Sports, Sandbox, Commissioner.com, Prime Sports Interactive as well as many other smaller competitors.

         Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, other competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to Web site and systems development then the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished franchise value. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion.

         11.      RESEARCH AND DEVELOPMENT COSTS

                  Not Applicable.

         12. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

         13.      EMPLOYEES

         As of the date hereof, the Company employed 34 full-time employees and 5 part-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

         D.       FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS.


                  1. ISN currently derives 100% of its net sales from the United States of America and Canada. A detailed discussion of the information on the basis of geographic areas is set forth below and in the Financial exhibits provided in item 15 below. There were no transfers between geographic areas during the periods ending March 31, 1999 and April 30, 1998. Identifiable assets in the United States equal approximately $12,457,000 and $0 in fiscal 1999 and 1998, respectively. The remaining identifiable assets are in Canada. The $12,457,000 of identifiable assets in the United States consist of the following:


                  -        Purchased intangibles (net)        $8,891,000
                  -        Goodwill(net)                       3,556,000
                  -        Capital assets                         10,000


         The purchased intangibles were comprised of trademarks, licenses to use tradenames, software licenses, customer lists and newspaper advertising contracts. A complete list of trademarks and tradenames are provided in Item 1
C. 4, "The importance of Patents, Trademarks, Licenses, Franchises and Concessions held"


                  i.       REVENUE ATTRIBUTION.

         For the 11 month period ending March 31, 1999, reflecting the results of acquired companies outlined on page 1 from the dates of acquisition, with comparative figures for the period from April 28, 1997 (inception) through April 30, 1998:

                           A. United States: Of the Company's net revenues
$28,000 is attributable to U.S. customers, consisting of 18% of the Company's total revenues. In 1998, there were no net revenues attributable to U.S. customers.

                           B. All foreign countries: Of the Company's revenues
$124,000 is attributable to all foreign countries, consisting of 82% of the Company's total revenues. In 1998, $77,000 or 100% of the Company's net revenues were attributable to Canadian customers. All foreign countries, for purposes of this calculation is limited to Canada.

                           ii.  LONG-LIVED ASSETS.

                  Not Applicable.

                  2.  CROSS REFERENCE TO FINANCIAL STATEMENTS.

                  The information requested by this section is contained in the Financial Exhibits and provided in Item 2.

                  3. RISKS ATTENDANT TO FOREIGN OPERATIONS.


         The primary risk attendant to foreign operations of ISN is the effect of currency exchange rates. The unit of measurement of the Company is the Canadian dollar while the reporting currency is the United States dollar. The assets and liabilities of the Canadian subsidiaries are translated using the exchange rate in effect at the year end, and revenue and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investments in these subsidiaries are recognized as a component of other comprehensive income. The translation adjustments as of March 31, 1999 and April 30, 1998 were insignificant. The impact of an appreciation in the value of the Canadian dollar in relation to the United Stated dollar could have an adverse impact on the results from operations on the Company. Management is aware of this risk, and presently does not believe that it would be cost effective to hedge this risk at this time.



         As at March 31, 1999, stated in United States dollar equivalents, $128,000 of the Company's $3,139,000 current assets were denominated in Canadian dollars, and $137,000 of the Company's $339,000 current liabilities were denominated in Canadian dollars for a net Canadian dollar denominated liability of $9,000. All other amounts are denominated in United States dollars. The Company has not entered into any currency exchange contracts.



         It is the Company's policy when gathering information from subscribers to permit each subscriber to provide only information required to identify the subscriber and to mark as option certain information fields, and to permit the subscriber to opt out of receiving announcements, advertising and marketing from the Company and its affiliates. The Company endeavors to comply with all privacy requirements of those countries to which is subject to jurisdiction. The Company currently generates 100% of its revenue from United States and Canadian sources and as a result believes that it is in compliance with all laws associated with internet commerce.

                  4.  INTERIM FINANCIAL INFORMATION.


         The financial data for geographic areas is not indicative of future operations of the Company. The Company has made several acquisitions based in the United States during 1999, and as such related revenues and expenses from the United States will increase significantly as a percentage of total revenue and in gross amounts. For the six months ending September 30, 1999, revenue attributable to the United States and Canada are as follows:



                                                REVENUE          %
                  United States             $1,572,000         84.5
                  Canada                    $  289,000         15.5
                                            -----------        ----
                  TOTAL                     $1,861,000        100.0
                                            ==========        =====


         E.       AVAILABLE INFORMATION.

                  Not Applicable.

         F.       REPORTS TO SECURITY HOLDERS.

                  Not Applicable.

         G.       ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS.

                  Not Applicable.

ITEM 2   FINANCIAL INFORMATION


         The Company is in an extremely competitive industry and it will require substantial capital from outside sources in order to complete its business plan. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.



SELECTED HISTORICAL FINANCIAL DATA

The following is management's discussion and analysis of ISN's financial condition and results of operations. Detailed information is contained in the financials included in this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of ISN's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.



The following table sets forth, for the periods indicated, selected financial information for the Company:

INTERNET SPORTS NETWORK, INC.
SELECTED HISTORICAL
FINANCIAL DATA SCHEDULE
FROM INCEPTION TO MARCH 31, 1999



                                                                           Period from April 28
                                                      11 months ended       1997 (inception) to
                                                       March 31, 1999            April 30, 1998
                                                       --------------            --------------
Net sales or operating revenues                               152,000                    77,000


Prize commitments and other direct costs                      250,000                    41,000
Other costs and expenses                                    1,466,000                   670,000
Interest and bank charges                                      17,000                     9,000
Stock compensation, stock options and debenture
     related costs                                            796,000                       -0-
BTC transaction and other due diligence costs                 546,000                       -0-
Amortization of purchased intangibles and goodwill            827,000                       -0-
                                                           -------------------------------------
Net loss before tax                                        (3,750,000)                 (643,000)
Deferred tax recovery                                         236,000                       -0-
                                                           -------------------------------------
Loss from operations                                       (3,514,000)                 (643,000)
                                                           -------------------------------------
                                                           -------------------------------------

Loss from operations per common share                           (0.45)                    (0.17)
                                                           -------------------------------------
                                                           -------------------------------------

                                                                As at                     As at
                                                       March 31, 1999            April 30, 1998
                                                        --------------           ---------------
Cash and cash equivalents                                   2,928,000                     9,000
Other current assets                                          211,000                    76,000
                                                           -------------------------------------
Total current assets                                        3,139,000                    85,000
Purchased intangibles and goodwill, net                    13,492,000                       -0-
Equipment, net                                                 84,000                    46,000
                                                           -------------------------------------
Total Assets                                               16,715,000                   131,000
                                                           -------------------------------------
                                                           -------------------------------------

Total current liabilities                                     339,000                   167,000
Deferred income taxes                                       3,855,000                       -0-
Long-Term obligations                                             -0-                   196,000
                                                           -------------------------------------
Total liabilities                                           4,194,000                   363,000
                                                           -------------------------------------

Common stock                                               17,127,000                   425,000
Share subscriptions receivable                                    -0-                   (14,000)
Deferred compensation                                        (449,000)                      -0-
Accumulated deficit                                        (4,157,000)                 (643,000)
                                                           -------------------------------------
Total shareholders' equity                                 12,521,000                  (232,000)
                                                           -------------------------------------
Total liabilities and shareholders' equity                 16,715,000                   131,000
                                                           -------------------------------------
                                                           -------------------------------------

Cash dividends per common share                                   -0-                       -0-
Cash dividends declared per common share                          -0-                       -0-


INTERNET SPORTS NETWORK, INC.
SELECTED HISTORICAL FINANCIAL DATA SCHEDULE
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS



                                                     Six Months         Six Months      Three Months     Three Months
                                                       Ending             Ending           Ending           Ending
                                                   September 30,       October 31,     September 30,     October 31,
                                                        1999               1998             1999             1998
                                                   ------------       ------------       ------------       ----------
REVENUE                                            $  1,861,000       $     69,000       $  1,189,000       $   61,000
                                                   -------------------------------------------------------------------
EXPENSES
     Prize commitments and other direct costs           920,000             74,000            763,000           47,000
     Salaries and benefits                              921,000            135,000            535,000           85,000
     Consulting fees                                    516,000             46,000            296,000           35,000
     Advertising                                        228,000            303,000            140,000          282,000
     General and administrative                       1,096,000            207,000            611,000          166,000
     Depreciation                                        65,000              7,000             60,000            3,000
     Amortization of purchased intangibles            3,440,000                -0-          2,145,000              -0-
     Amortization of goodwill                         1,285,000                -0-            776,000              -0-
     Options granted for services provided            1,145,000                -0-          1,145,000              -0-
     Amortization of stock compensation               1,850,000                -0-          1,637,000              -0-
     Amortization of deferred charges                   225,000                -0-            225,000              -0-
     Acquisition costs                                   96,000                -0-             45,000              -0-
                                                   -------------------------------------------------------------------
     Total expenses                                  11,787,000            772,000          8,378,000          608,000
                                                   -------------------------------------------------------------------
     Net loss before income taxes                    (9,926,000)          (703,000)        (7,189,000)        (547,000)
     Deferred income tax recovery                    (1,285,000)               -0-           (776,000)             -0-
                                                   -------------------------------------------------------------------
                                                     (8,641,000)          (703,000)        (6,413,000)        (547,000)
                                                   -------------------------------------------------------------------
                                                   -------------------------------------------------------------------
     Net loss and comprehensive loss

NET LOSS PER SHARE                                 $      (0.45)      $      (0.11)      $      (0.33)      $    (0.08)
                                                   -------------------------------------------------------------------
                                                   -------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING                  19,069,000          6,290,000         19,591,000        6,580,000
                                                   -------------------------------------------------------------------
                                                   -------------------------------------------------------------------

INTERNET SPORTS NETWORK, INC.
CONSOLIDATED BALANCE SHEET



                                                                            September 30, 1999
Current
  Cash and cash equivalents                                                     $  1,297,000
  Receivables                                                                        482,000
  Prepaid expenses                                                                    55,000
                                                                  ----------------------------
                                                                                   1,834,000
Equipment, net                                                                       434,000
Deferred charges,net                                                               1,125,000
Purchased intangibles, net                                                        13,127,000
Goodwill, net                                                                      4,697,000
                                                                  ----------------------------
                                                                                $ 21,217,000
                                                                  ============================

Current
  Accounts payable                                                               $   542,000
  Accrued liabilities                                                                 35,000
  Purchase price liability                                                           500,000
  Deferred revenue                                                                   401,000
  Accrued prize commitments                                                          275,000
  Loan payable                                                                       250,000
                                                                  ----------------------------
                                                                                   2,003,000
Deferred income taxes                                                              4,697,000
                                                                  ----------------------------
                                                                                   6,700,000
                                                                  ----------------------------

Shareholders' equity
    Common stock and additional paid-in capital,                                 38,204,000
    Share subscription receivable for 475,000 shares subscribed                    (190,000)
    Deferred compensation                                                       (10,699,000)
    Accumulated deficit                                                         (12,798,000)
                                                                  ----------------------------

                                                                                 14,517,000
                                                                  ----------------------------

                                                                                $21,217,000
                                                                  ============================

SUMMARY UNAUDITED PRO-FORMA FINANCIAL DATA

         The following presents summary unaudited pro-forma consolidated financial information, which gives effect to the various acquisitions of the Company occurring in the relevant periods. This summary pro-forma financial information should be read in conjunction with such Historical and Pro-forma Financial Data, the financial statements and Management's Discussion and Analysis of Operations and Financial Condition of ISN. Pro-forma information is presented based upon historical information and, accordingly, is not necessarily indicative of future financial positions or results of operations.

          The accompanying unaudited pro-forma consolidated statement of operations is presented for the 11 months ended March 31, 1999. The pro-forma consolidated statement of operations gives effect to the following acquisitions as if they had occurred at the beginning of the period, May 1, 1998: Sportsmark Group (acquired on February 5, 1999, therefore an additional 9 months of results, since 2 months were included in the reported results), Pickem (acquired on March 5, 1999, therefore an additional 10 months of results, since 1 month was included in the reported results), and Sportsbuff (acquired on June 30, 1999, therefore an additional 11 months of results, since no results were included in the reported results).

         A pro-forma balance sheet is not presented here, as all transactions impacting the pro-forma information have been reflected in the consolidated unaudited balance sheet as at September 30, 1999 presented herein.

PRO-FORMA INCOME STATEMENT (UNAUDITED)
11 MONTHS ENDED MARCH 31, 1999

                                                                             ISN
                                                      SportsMark      California
                                       As Reported         Group        (Pickem)   Sportsbuff   Pro-forma Adj    Note      Pro-forma
                                       ------------   ----------      ----------   ----------   -------------    ----      ---------
                                                  A            B               C            D
REVENUE                                     152,000    1,558,000         179,000    1,212,000              -               3,101,000

EXPENSES
  Prize Commitments and other
    direct Costs                            250,000      628,000          35,000      606,000              -               1,519,000
  Other Costs and Expenses                1,622,000      504,000         120,000      537,000        187,000         E     2,970,000
  Interest and Bank charges                  17,000        4,000               -        5,000              -                  26,000
  Promotion and Advertising                 367,000       55,000          (1,000)       1,000              -                 422,000
  Amortization of Capital Assets             23,000        8,000          15,000       28,000              -                  74,000
  Stock compensation, stock option
   and Debenture related costs              796,000            -               -            -              -
  Amortization of purchased                 827,000            -               -            -       9,165,000        F     9,992,000
      Intangibles and goodwill
                                      -----------------------------------------------------------------------        ---------------
NET LOSS BEFORE TAXES                    (3,750,000)     359,000          10,000       35,000      (9,352,000)          (12,698,000)

Deferred income Tax Expense
  (recovery)                               (236,000)       8,000          (1,000)           -     (2,571,000)     G,H    (2,800,000)
                                      ------------------------------------------------------------------------       ---------------
NET INCOME (LOSS)                        (3,514,000)     351,000          11,000       35,000     (6,781,000)            (9,898,000)
                                      ========================================================================       ===============

NOTES TO THE CONSOLIDATED PRO-FORMA FINANCIAL STATEMENTS FOR THE ELEVEN MONTHS ENDED MARCH 31, 1999:

The following is a description of the pro-forma adjustments referenced in the consolidated pro-forma financial statements:

     A.  Represents the results reported for the 11 month period ending March
         31, 1999. These figures include the results from Sportsmark Group from February 5, 1999 to March 31, 1999 and the results of Pickem from March
         5, 1999 to March 31, 1999.

     B. Pro-forma results from Sportsmark Group are calculated by taking the results from the 12 month periods ending December 31, 1998 for Sportsmark Promotions Inc, Classroom 2000 Inc and SMP SportsMark
         Promotions, International, Inc, and the 12 month period ending November
         30, 1998 for Sportsmark Inc. and deducting the first month of results to reflect 11 months of results. The results of operations for the period February 5, 1999 to March 31, 1999 were deducted from the 11 month results to arrive at the pro-forma amounts included in this column.

     C. Pro-forma results from Pickem are calculated by taking the results from the 12 month period ending December 31, 1998 and deducting the first month of results to reflect 11 months of results. The results of operations for the period March 5, 1999 to March 31, 1999 were deducted from the 11 month results to arrive at the pro-forma amounts included in this column.

     D. Pro-forma results from Sportsbuff are calculated by taking the results from the 11 month period ending March 31, 1999. No reductions to this amount have been reflected, as no results for Sportsbuff were included in the results of operations for the 11 month period ending March 31, 1999. The acquisition of Sportsbuff consisted of purchased intangibles and goodwill of $5,087,000 and $2,035,000 respectively, the related deferred income tax liability of $2,035,000, paid for with $1,000,000 cash and $4,066,000 in common stock. Also Sportsbuff reflected capital stock of $8,000 and accumulated deficit of $29,000 at the start of the period.

   E.     Acquisition costs associated with the acquisition of Sportsbuff                                          50,000
          Additional wages and benefits expense to reflect amounts taken as
          dividends by Sportsmark Group during the period before acquisition                                      137,000
                                                                                                                  -------
                                                                                        TOTAL                     187,000
                                                                                                                =========

   F. Additional amortization of purchased intangibles from the beginning of the period to the date of acquisition

                                                                            - Sportsmark (9 months)             1,493,000
                                                                            - Pickem (10 months)                2,604,000
                                                                            - Sportsbuff (11 months)            2,331,000

          Additional amortization relating to 11 months of amortization of the variance in the calculation of purchased intangibles if the acquisitions of Sportsmark and Pickem had occurred at the
          beginning of the year.                                                                                  166,000
                                                                                                                  -------
                                                Total amortization of purchased intangibles                     6,594,000
                                                                                                                ---------

          Additional amortization of goodwill from the beginning of the period to the date of acquisition

                                                                            - Sportsmark (9 months)               597,000
                                                                            - Pickem (10 months)                1,041,000
                                                                            - Sportsbuff (11 months)              933,000
                                                                                                                ---------
                                                Total amortization of goodwill                                  2,571,000
                                                                                                                ---------
          Total amortization of purchased intangibles and goodwill                                              9,165,000
                                                                                                                =========



   G. Additional amortization of deferred taxes from the beginning of the period to the date of acquisition

                                                                            - Sportsmark (9 months)               597,000
                                                                            - Pickem (10 months)                1,041,000
                                                                            - Sportsbuff (11 months)              933,000
                                                                                                                ---------
          Total amortization of deferred taxes                                                                  2,571,000

                                                                                                                =========
     H.  The deferred income tax liability and the goodwill arose as a result of the differences between the financial reporting and tax values of the purchased intangibles acquired through the Sportsmark Group, Sportbuff and Pickem acquisitions. The deferred income tax liability is amortized into income over the same period
         as the goodwill.

                                                                             16

Pro-forma results include the results of operations for SportsBuff for the 6 month period ending September 30, 1999, as if the acquisition had occurred at the beginning of the period. The accompanying unaudited pro-forma consolidated statement of operations is presented for the 6 months ended September 30, 1999 and gives effect to the acquisition as if it had occurred at May 1, 1998. A pro-forma balance sheet is not presented here, as all acquisitions impacting the pro-forma information have been reflected in the consolidated unaudited balance sheet as at September 30, 1999 presented herein.



Pro-Forma Statements
6 MONTHS ENDED SEPTEMBER 30, 1999



                                                                   ISN                     Pro-Forma
                                          As Reported        Wisconsin          Total    Adjustments     Note      Pro-Forma
                                         ------------     ------------   ------------    -----------     ----   ------------
 REVENUE                                 $  1,861,000     $    238,000   $  2,099,000              -            $  2,099,000
                                         -----------------------------------------------------------------------------------

EXPENSES
   Prize commitments and
        other direct costs                    920,000          276,000      1,196,000              -               1,196,000
   Salaries and benefits                      921,000           63,000        984,000              -                 984,000
   Consulting fees                            516,000            5,000        521,000              -                 521,000
   Advertising                                228,000            1,000        229,000              -                 229,000
   General and
       administrative                       1,096,000           89,000      1,185,000              -               1,185,000
   Depreciation                                65,000            2,000         67,000              -                  67,000
   Amortization of purchased
       intangibles/goodwill                 4,725,000                -      4,725,000        890,000 A             5,615,000
   Options granted for services             1,145,000                -      1,145,000              -               1,145,000
   Amortization of stock
       compensation                         1,850,000                -      1,850,000              -               1,850,000
   Amortization of deferred charges           225,000                -        225,000              -                 225,000
   Acquisition costs                           96,000                -         96,000              -                  96,000
                                         -----------------------------------------------------------------------------------
 TOTAL EXPENSES                            11,787,000          436,000     12,223,000        890,000              13,113,000
                                         -----------------------------------------------------------------------------------

 Net loss before income taxes              (9,926,000)        (198,000)   (10,124,000)      (890,000)            (11,014,000)

 Deferred Income Tax
   Expense (Recovery)                      (1,285,000)               -     (1,285,000)      (254,000) A           (1,539,000)
                                         -----------------------------------------------------------------------------------

 NET LOSS                                  (8,641,000)        (198,000)    (8,839,000)      (636,000)             (9,475,000)
                                         ===================================================================================
 Net Loss per Share                                                                                                    (0.49)
                                                                                                                ============

Weighted Average Shares
Outstanding                                19,069,000          306,000     19,375,000                             19,375,000
                                         ===================================================================================




A. Pro-forma adjustments consist of three months of amortization of the purchased intangibles and related goodwill on the acquisition of Sportsbuff, from the start of the period (April 1, 1999) to the date of acquisition (June 30, 1999). Amortization is being calculated on a straight line basis over two years for purchased intangibles and goodwill of $5,087,000 and $2,035,000 respectively as calculated if the acquisition occurred on May 1, 1998. The related amortization for purchased intangibles and goodwill is $636,000 and $254,000 totaling $890,000. The related deferred tax impact is equal to the goodwill amount of $254,000.

OVERVIEW

         ISN was originally incorporated on April 28, 1997 in Nevada for the purpose of providing interactive, computer sports entertainment through the Internet. The Company has a limited operating history on which to evaluate its prospects. The risks, expense, and difficulties encountered by start up companies must be considered when evaluating ISN's prospects.

         The operating expenses of ISN cannot be predicted with certainty. They will depend on several factors, including the amount of marketing expenses, the acceptance of the Company's services in the market, and competition for such services, and the acquisition activities of the Company. Management may be able to control the timing of such expenses in part by speeding up or slowing down marketing development and distribution activities and acquisition strategies.

         From its inception in April 1997 to date, ISN has incurred costs associated with the development of its internet sports entertainment products, probable markets and business. ISN incurred costs for conducting test marketing for its products and received revenues as a result. The test marketing consisted of advertising, processing membership applications and analysis of responses. During the period, ISN purchased computer and telecommunication equipment as necessary to conduct its operations.

         ISN financed its expenditures primarily through the sale of its common stock. Since inception through March 31, 1999, the company issued approximately 10,256,000 million common shares for net cash consideration of approximately $9,178,000.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


         The Company has incurred losses since inception and has an accumulated deficit of $12,798,000 to September 30, 1999. The Company anticipates that it will continue to generate financial losses for the forseeable future. In the event the Company is unsuccessful in securing outside capital, it may be required to curtail or cease operations altogether. Under United States Generally Accepted Auditing Statements substantial doubt exists regarding the ability of the Company to continue as a going concern.

         It is the intention of management to raise the additional capital through the sale of additional capital stock of the Company, although there can be no assurance that ISN will be able to obtain such funds.

         Cash used by operating activities is $1,606,000, which is less than the net loss due to amortization and other share based expenses. Since inception, the Company has funded its capital requirements by financing activities, substantially through the sale of its equity securities.



         Capital expenditures from inception to March 31, 1999 were $115,000. ISN has current commitments to upgrade its management information system, telecommunications system and office equipment to accommodate anticipated growth at an estimated cost of $250,000 over the next six months. Overall, capital expenditures, including those anticipated as a result of acquisition activity, during the year ending March 31, 2000 is anticipated to approximate $1,000,000.



         The Company's management believes that an additional $3,000,000 in funds combined with the funds already raised in private offerings and the revenues generated by its operations will be sufficient to fund its operations for the next twelve months under the current plan of operations. Additional funding may be required for further acquisition activity, depending on the cash component of the purchase price of any contemplated acquisitions. It is expected that such funds will be obtained by the sale of additional capital stock of the Company, although there can be no assurance that ISN will be able to obtain such funds.

         Beyond the next twelve month period, the Company will require working capital to fund operations during the off peak months (June to August). Excluding acquisition activity, the funds required would be approximately $2 million (bringing the total funding requirement to $5,000,000 when combined with the $3,000,000 discussed above), however after this period, the Company expects to be able to operate with its cash from operations from that point forward. Any additional capital requirements would be due to acquisition activities, or modifications to the current growth plans.



         The Company maintains its interest in acquiring companies and assets which can benefit the Company's business and subscriber base. Currently, the Company is reviewing potential acquisition targets which could provide complimentary assets and market access to the Company's existing portfolio. These acquisitions are not assured at this time, and there is a risk that these acquisitions will not be completed.


RESULTS OF OPERATIONS

AMORTIZATION


     The purchased intangibles and goodwill related to the acquisitions of Sportsmark and Pickem totaled $14,319,000. Amortization for the eleven months ending March 31, 1999, was $827,000. The purchased intangibles and goodwill related to the acquisition of Ultimate Sports Publishing and SportsBuff totaled $9,058,000. Amortization for the six months ended September 30, 1999 was $4,725,000. The Company is amortizing purchased intangibles and goodwill over 24 months. These intangibles include trademarks, software licenses and intellectual properties.



     The Company expects to continue to acquire companies and assets that can benefit its business and subscriber base. Currently, ISN is reviewing potential acquisition targets that could provide complementary games and contests and as well as new customers for the Company's existing games.



SIX MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AS COMPARED TO THE SIX MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED).



REVENUE. The Company generated revenue of $1,861,000 for the period ending September 30, 1999 as compared to revenues of approximately $69,000 for the period ending October 31, 1998. The increase in revenues was primarily attributable to the inclusion of the operating results of Sportsmark, Ultimate Sports Publishing, Sportsbuff and Pickem in 1999.

OPERATING EXPENSES. Total operating expenses were $3,746,000 as compared to approximately $772,000 in the period ended October 31, 1998, for an increase of $2,974,000. Approximately $1,932,000 of this increase was attributable to the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff. The overall increase is described in more detail below:



PRIZES AND OTHER DIRECT COSTS. Expenses associated with providing prizes for contests and other direct costs increased to $920,000 from approximately $74,000 in the period ended October 31, 1998. Approximately $560,000 of the increased costs in 1999 were the result of publishing costs associated with the magazine publications. The remaining increase is the result of the costs associated with the direct operating costs of the contests, and ISN prizing commitments for the 1999-2000 National Football League season contests. Prize commitments increased approximately $200,000 over the prior period, primarily for the SportsBuff national contest.



GENERAL AND ADMINISTRATIVE. Salaries and benefits increased $786,000 to $920,000 from $135,000 in the six month period in 1998, while consulting fees increased by $470,000 to $516,000 from $46,000 in the prior year period. These increases were the result of additional personnel and staff, mainly from the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff, and consultants hired for game development, web design and for other services. Salaries and benefits for the six months ended September 30, 1999 also includes $110,000 in severance costs associated with the closing of ISN's Vancouver offices. Advertising expenses decreased $75,000 to $228,000 from $303,000 in the prior year period. This decrease is mainly due to a significant initial promotion run by the Company in September-October 1998. Other general and administrative costs increased by $889,000, the majority of which resulted from travel and other expenses which increased $215,000 to $256,000 as a result of an increase in sales staff, increased sales efforts and financing activities. Occupancy, telephone and legal and accounting costs at September 30, 1999 were $305,000. The majority of legal and accounting fees relate to costs associated with preparing regulatory filings.. Interest expense and bank charges equaled $7,000. Other general and administrative costs were $207,000 for the six months ending October 31, 1998. Depreciation was $65,000 in the six months ended September 30, 1999 as compared to $7,000 for the prior year. This increase is due to equipment acquisition throughout the period.



AMORTIZATION OF PURCHASED INTANGIBLES, GOODWILL AND OTHER. Amortization of purchased intangibles was $3,440,000 and amortization of goodwill was $1,285,000 for the six months ended September 30, 1999 compared to no amortization of such amounts in the prior year period. The amortization was related to the purchases of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportBuff. The Company is amortizing the cost of these acquisitions over 24 months.



The Company amortized $1,850,000 of costs related to stock based compensation resulting from stock options granted to officers, employees and directors. The compensation expense was calculated as the difference between the option exercise price and the share price as reported by the OTC/BB of the Company's common stock at the date of issuance. The options may be exercised at prices between $0.40 to $6.00 and vest over periods ranging from 17 to 36 months. The Company is amortizing the expense relating to the options over their vesting periods. Also, the Company expensed $96,000 of acquisition costs related to the purchase of SportsBuff and Ultimate Sports Publishing, as well as due diligence costs associated with potential transactions that were not completed.



The Company is recognizing a $1,145,000 expense for 600,000 stock options granted to consultants in lieu of compensation for services provided to the Company. This amount was calculated using the Black-Scholes options pricing model. The options may be exercised between $4.00 and $4.08 per share.



NET LOSS FROM OPERATIONS. The Company experienced a loss of $8,641,000 after the benefit of deferred taxes of $1,285,000 for the period ended September 30, 1999 as compared to a loss of $703,000 for the period ended October 31, 1998. Loss per share in the period ended September 30, 1999 was $ (.45) compared to $ (.11) in the prior year period.



THREE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AS
COMPARED TO THE THREE MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED).

REVENUE. The Company generated revenue of $1,189,000 for the three month period ending September 30, 1999 as compared to revenues of approximately $61,000 for the three month period ending October 31, 1998. The increase in revenues was primarily attributable to the inclusion of the operating results of Sportsmark, Ultimate Sports Publishing, Sportsbuff and Pickem in 1999.



OPERATING EXPENSES. Total operating expenses were $2,405,000 as compared to approximately $608,000 in the period ended October 31, 1998, for an increase of $1,797,000. Approximately $1,304,000 of this increase was attributable to the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff. The overall increase is described in more detail below:



PRIZES AND OTHER DIRECT COSTS. Expenses associated with providing prizes for contests and other direct costs increased to $763,000 from $47,000 in the period ended October 31, 1998. Approximately $360,000 of the increased costs in 1999 were the result of publishing costs associated with the magazine publications. The remaining increase is the result of the costs associated with the direct operating costs of the contests, and ISN prizing commitments for the 1999-2000 National Football League season contests. Prize commitments increased approximately $200,000 over the prior period, primarily for the SportsBuff national contest.



GENERAL AND ADMINISTRATIVE. Salaries and benefits increased $450,000 to $535,000 from $85,000 in the three month period in 1998, while consulting fees increased by $261,000 to $296,000 from $35,000 in the prior year period. These increases were the result of additional personnel and staff, mainly from the acquisitions of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportsBuff, and consultants hired for game development, web design and for other services. Salaries and benefits for the three months ended September 30, 1999 also includes $110,000 in severance costs associated with the closing of ISN's Vancouver offices. Advertising expenses decreased $142,000 to $140,000 from $282,000 in the prior year period. This decrease is mainly due to a significant initial promotion run by the Company in September-October 1998 as well as a move from direct to consumer advertising to a business to business approach. Other general and administrative costs increased by $445,000, the majority of which resulted from travel and other expenses which increased $38,000 to $76,000 as a result of an increase in sales staff, increased sales efforts and financing activities. Occupancy, telephone and legal and accounting costs for the three months ending September 30, 1999 were $234,000. The majority of legal and accounting fees relate to costs associated with preparing regulatory filings. Interest expense and bank charges equaled $3,000. Other general and administrative costs were $156,000 for the three months ending October 31, 1998. Depreciation was $60,000 in the three months ended September 30, 1999 as compared to $3,000 for the prior year. This increase is due to equipment acquisition throughout the year.



AMORTIZATION OF PURCHASED INTANGIBLES, GOODWILL AND OTHER. Amortization of purchased intangibles was $2,145,000 and amortization of goodwill was $776,000 for the three months ended September 30, 1999 compared to no amortization of such amounts in the prior year period. The amortization was related to the purchases of Sportsmark, Pickem Sports, Ultimate Sports Publishing and SportBuff. The Company is amortizing the cost of these acquisitions over 24 months.



The Company amortized $1,637,000 of costs related to stock based compensation resulting from stock options granted to officers, employees and directors. The compensation expense was calculated as the difference between the option exercise price and the share price as reported by the OTC/BB of the Company's common stock at the date of issuance. The options may be exercised at prices between $0.40 to $6.00 and vest over periods ranging from 17 to 36 months. The Company is amortizing the expense relating to the options over their vesting periods. Also, the Company expensed $45,000 of acquisition costs related to the purchase of SportsBuff, as well as due diligence costs associated with potential transactions that were not completed.



The Company is recognizing a $1,145,000 expense for 600,000 stock options granted to consultants in lieu of compensation for services provided to the Company. This amount was calculated using the Black-Scholes options pricing model. The options may be exercised between $4.00 and $4.08 per share.



NET LOSS FROM OPERATIONS. The Company experienced a loss of $6,413,000 after the benefit of deferred taxes of $776,000 for the period ended September 30, 1999 as compared to a loss of $547,000 for the period ended

October 31, 1998. Loss per share in the period ended September 30, 1999 was $ (.33) compared to $ (.08) in the prior year period.



TOTAL ASSETS. The total assets of ISN as of September 30, 1999 totaled $21,217,000 compared to $16,715,000 at March 31, 1999. The increase in total assets was attributable to the net increase in purchased intangibles and goodwill of $9,058,000 resulting from the acquisition of SportsBuff and Ultimate Sports Publishing. See chart below for summary of assets acquired in the two transactions. Further increase in assets of $2,600,000 is from the funds raised from the sale of common stock not spent to date. These increases are offset by operating losses and amortization costs during the period.



===================================================================================================================
                                                                              As at                  As at
                                                                      June 22, 1999          June 30, 1999
                                                                    Ultimate Sports             Sportsbuff
-------------------------------------------------------------------------------------------------------------------
              Net assets acquired at fair values:
              Working capital                                          $          0         $   (290,000)
              Equipment                                                           0               36,000
              Purchased intangibles                                       1,610,000            5,320,000
              Goodwill                                                            0            2,128,000
              Deferred income taxes                                               0           (2,128,000)
                                                                        -----------          -----------
                                                                       $  1,610,000         $  5,066,000
                                                                       ------------         ------------

              Funded by:
              Cash                                                     $    860,000         $  1,000,000
              Shares of common stock                                        750,000            4,066,000
                                                                        -----------          -----------
                                                                       $  1,610,000         $  5,066,000
===================================================================================================================

FISCAL PERIOD ENDED MARCH 31, 1999 (AUDITED) AS COMPARED TO FISCAL PERIOD ENDED APRIL 30, 1998 (AUDITED)



REVENUE. Revenue totaled $152,000 for the eleven months ended March 31, 1999 as compared to revenue of $77,000 for the period from April 28, 1997 (inception) to April 30, 1998. Approximately $67,000 of the revenue increase was attributable to the acquisitions of the Sportsmark and Pickem companies. The revenues include two months of operating results for Sportsmark and one month for Pickem.



OPERATING EXPENSES. Total operating expenses were $1,733,000 in the eleven months ended March 31, 1999 compared to $720,000 in the period ended April 30, 1998. Increases in operating expenses relating to the acquisitions of the Sportsmark and Pickem companies were $260,000.



PRIZE COMMITMENTS AND OTHER DIRECT EXPENSES. Expenses associated with providing prizes for contests were $250,000 in the eleven months ended March 31, 1999 compared to $41,000 in the period ended April 30, 1998. The increase in these expenses resulted from increases in the number of contests and the number of prizes awarded to contestants and other direct expenses.



GENERAL AND ADMINISTRATIVE. Salaries and benefits expenses were $385,000 in the eleven months ended March 31, 1999 compared to $223,000 in the period ended April 30, 1998. Consulting fees were $267,000 in the eleven months ended March 31, 1999 compared to $67, 000 in period ended April 30, 1998. The higher expenses were the result of increases in personnel, particularly in sales and marketing, the addition of personnel costs associated with the acquisition of Sportsmark and Pickem and increased consulting fees paid for game developers and other services. Advertising expenses were $367,000 in the eleven months ended March 31, 1999 compared to $185,000 in the period ended April 30, 1998. Other general and administrative expenses totaled $464,000, including $78,000 for general expenses such as utilities, office supplies, etc, $72,000 for occupancy and telephone, $86,000 for legal and accounting, $188,000 for travel and other, $23,000 for depreciation and $17,000 for interest and bank charges, in the eleven months ended March 31, 1999 compared to $204,000 in the period ended April 30, 1998.



AMORTIZATION OF PURCHASED INTANGIBLES, GOODWILL AND OTHER. Amortization of purchased intangibles and goodwill was $591,000 and $236,000, respectively, for the eleven months ended March 31, 1999 compared to none in the period ended April 30, 1998. The amortization was related to the purchases of Sportsmark and Pickem and the cost of these acquisitions as well as those of Ultimate Sports and SportsBuff are being amortized over 24 months.



In the eleven months ended March 31, 1999, ISN recognized $632,000 of expense related to 970,000 stock options issued to consultants and outside entities for various services provided to the Company. This amount was calculated using the Black-Scholes options pricing model. The options may be exercised between $.40 and $1.75 per share. The Company also issued stock options to employees at $1.75 per share and recognized $20,000 of stock based compensation expense associated with these options. The expense was calculated as the difference between the option exercise price and the market value per share of ISN's common stock at the date of issuance, and is being amortized over the vesting period of the options.



The Company recognized $144,000 of expense associated with the early conversion of convertible debentures due to mature in December 2002. This expense was calculated based on the difference between the conversion rate of $.40 per share actually used to convert the debentures to common stock as compared to the conversion rate of $1.75, contemplated in the debenture agreement. A further $546,000 of expenses were incurred associated with our transaction with BirchTree Capital and with other transaction related costs.



NET LOSS FROM OPERATIONS. The Company experienced a loss of $3,514,000, after the benefit of $236,000 for deferred taxes for the eleven months ended March 31, 1999 as compared to a loss of $643,000 for the period from inception to April 30, 1998. The loss per share for the eleven months ending March 31, 1999 was $ (.45) per share and for the period from inception to April 30, 1998 was $ (.17 ) per share. The increased loss per share attributable to expenses discussed above, were offset by an increase in the weighted average number of shares outstanding from 3,813,000 to 7,833,000.


TOTAL ASSETS. The total assets of ISN as of March 31, 1999 totaled $16,715,000 compared to $131,000 at April 30, 1998. The increase in total assets was attributable to two areas of significance:

         - Increases in cash and cash equivalents of $2,919,000 due to the sale of common stock, which raised approximately $8,786,000 less operating losses and acquisition costs.

         - The purchased intangibles and goodwill from the acquisition of Sportsmark and Pickem totaled $10,228,000 and $4,091,000 respectively on which 1999 amortization was $827,000. These intangibles include trademarks, software licenses and intellectual properties as well as a $4,091,000 tax effect. See chart below for summary of assets acquired in the two transactions.

                                                            As at
                                                 February 5, 1999                   As at
                                                 Sportsmark Group           March 5, 1999
                                                     of Companies     Pickem Sports, Inc.               Combined
Net assets acquired at fair value
Working Capital                                        ($129,000)                 $9,000              ($120,000)
Equipment                                                 28,000                  12,000                 40,000
Purchased Intangibles & Goodwill                       5,572,000               8,747,000             14,319,000
Deferred income taxes                                 (1,592,000)             (2,499,000)            (4,091,000)
                                          -----------------------------------------------------------------------

                                          -----------------------------------------------------------------------
                                                      $3,879,000              $6,269,000            $10,148,000
                                          =======================================================================

Funded by:
Cash                                                   1,254,000               3,000,000              4,254,000
Shares issued                                          2,625,000               3,269,000              5,894,000
                                          =======================================================================
                                                      $3,879,000              $6,269,000            $10,148,000
                                          =======================================================================


YEAR 2000

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. ISN has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment purchased, in August 1997 and August 1998, is Year 2000 compliant. The internal software written by ISN's programmers is written with the long-date format included and consequently is Year 2000 compliant. ISN uses Microsoft software and has installed all the available "patches" to up-date this software. While Microsoft "patches" have been installed as they have become available from Microsoft, this affects less than .0005% of ISN's software and does not impact on the on-going operation of the Company.


         All of ISN's information technology equipment and non-related information technology equipment has been tested or verified to be compliant by the manufacturer. Verification was received by the manufacturer by providing a certificate or by reviewing manufacturers web sites for verification. The Company is in the process of installing patches or purchasing new equipment that will ensure Year 2000 compliance for any items and suppliers which were identified as non-compliant. All of the Company's material vendors have been contacted and have provided the Company with information as to their compliance. Based on these vendors' assurances, the Company believes that the vendors are compliant as at October 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         The Company's only significant exposure is to foreign currency risk related to the movement in the Canadian dollar in relation to the United States dollar. The Company has not entered into any currency exchange instruments nor any derivative instruments. Management is aware of this risk and presently does not believe that it would be cost effective to hedge this risk at this time.

         ISN has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all were in the process of becoming Year 2000 compliant by October 31, 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue ISN into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, ISN has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations.



         The Company has identified all Year 2000 issues and believes that all material changes have been made to complete its readiness as of October 31, 1999. Based upon current information, Management believes that all remaining Year 2000 issues are insignificant in nature and do not adversely effect the total business operations of the Company. Since all Year 2000 issues are insignificant, the costs to address them are not extreme. The Company anticipates costs of becoming Year 2000 compliant to be in the range of $35,000 to $50,000.


ITEM 3.           DESCRIPTION OF PROPERTY

         The main administrative offices of the Company are located at 225 Richmond Street West, Suite 403, Toronto, Ontario, Canada M5V 1W2. The Company leases approximately 2,270 square feet of office space in Toronto. The lease expires on May 31, 2000 and requires lease payments of approximately $2,500 per month. The Company also operated administrative offices at 700-509 Richards St. Vancouver, British Columbia, Canada V6B 2Z6. At this location, the Company leases approximately 3,155 square feet of office space. The lease expires on September 30, 2000 and currently requires lease payments of $26,028.72 per year. The Company has formally closed the Vancouver offices, and is currently seeking a sublease tenant for the Vancouver office space.

         ISN California, Inc. operates at 3260 Hillview Ave., Palo Alto, California 94304. The lease is an oral, month to month lease and requires lease payments of approximately $2,933 per month.

         Sportsmark's offices are located at 10201 Southport Road S.W. Calgary, Canada T2W 4X9. Sportsmark leases approximately 3,516 square feet in Calgary. The lease expires on March 31, 2000 and requires lease payments of approximately $1,100 per month.

         ISN Wisconsin, Inc. operates at 625 57th St, Suite 700 Kenosha, Wisconsin 53140. ISN Wisconsin leases approximately 2,300 square feet. The lease is a three year lease which expires January 31, 2002, although ISN Wisconsin has an option to terminate the lease on January 31, 2000 with 120 day prior written notice to the landlord. The lease requires payments of approximately $1,725 per month. The Company has given written notice of its intent to terminate the lease.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of March 31, 1999 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each stockholder is 225 Richmond Street West, Suite 403, Toronto, Ontario, Canada M5V 1W2.


--------------------------------------------------------------------------------------------------------------------
Title of Class  Names/Address of Beneficial Owner       Amount and Nature of Beneficial  Percent of Outstanding
of shares                                               Ownership                        Common Stock Beneficially
                                                                                         Owned
--------------------------------------------------------------------------------------------------------------------
Common          Andrew DeFrancesco                      950,650                          5.3%
                                                        Chairman of the Board/President
--------------------------------------------------------------------------------------------------------------------
Common          Patrick S. Earle                         1,102,957                       6.2%
                700-509 Richards St.
                Vancouver, BC
                V6B 2Z6 Canada
--------------------------------------------------------------------------------------------------------------------
Common          Kenneth Crema                           -0-
                                                        Director/Chief Executive         0%
                                                        Officer
--------------------------------------------------------------------------------------------------------------------

Common          Geoff Ford                              675,000                          3.8%
                10201 Southport Road S.W.
                Suite 633                               Director/Chief Operating
                Calgary, Alberta Canada T2W 4X9         Officer/Senior Vice-President
                                                        Marketing and Sales
--------------------------------------------------------------------------------------------------------------------
Common          Brett Lindros                           280,000                          1.6%
                                                        Director
--------------------------------------------------------------------------------------------------------------------
Common          David Toews                             -0-
                                                        Chief Financial                  0%
                                                        Officer/Secretary
--------------------------------------------------------------------------------------------------------------------
Common          Estimated all other shareholders        15,935,350                       89.3%
--------------------------------------------------------------------------------------------------------------------
Common          All executive Officers and Directors    1,905,650                        10.7%
                as a Group (5 persons)
--------------------------------------------------------------------------------------------------------------------



NOTES TO SECURITY OWNERSHIP



         (1) Directors, executive officers and 5% shareholders comprise 3,008,607 of the approximate total of 17,841,000 issued and outstanding shares of the Company as of March 31, 1999. By virtue of their direct ownership of the Common Stock of the Company, management positions and organizational efforts, may be deemed "control persons" of the Company, as those terms are defined in the Securities Act of 1933 (the "Act"), and the rules and regulations thereunder.

         (2) Management and insider shareholdings shown do not include 1,655,000 outstanding options at March 31, 1999 to purchase common stock at the varying exercise prices from $.40 to $1.75 per share issued to the individuals named, until such time as said options are exercised.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of Internet Sports Network are as follows:


         NAME                               AGE               OFFICE
         Andrew A. DeFrancesco              28                Chairman of the Board, President
         Ken Crema                          36                Chief Executive Officer and Director
         David Toews                        31                Chief Financial Officer and Secretary
         Geoff Ford                         45                Chief Operating Officer and Director
         Brett Lindros                      23                Director of  Sports Media Properties


ANDREW A. DEFRANCESCO has served as Chairman of the Board and President of Internet Sports since March 1999. Prior to this time, he was an executive Vice-President at Dominick & Dominick Securities, Inc. Canada with responsibility for institutional equity sales and trading, and sourcing and structuring of equity and debt financing. Prior to joining Dominick in October, 1997, Mr. DeFrancesco held positions as Manager of Institutional Trading and Sales from April 1994 to April 1995 and Associate Director, Corporate Finance from April 1995 to July 1997, at C.M. Oliver & Company Limited. From March 1993 to March 1994, he served as an associate financial advisor at Midland Walwyn (now Merrill Lynch Canada). Mr. DeFrancesco received his Bachelor of Arts in Economics and Politics from the University of Western Ontario in 1992.

KEN CREMA has served as Chief Executive Officer and a Director of Internet Sports since May 1999. Before joining us, Mr. Crema had been involved in Electronic Direct Marketing, a company he founded in 1987 as a provider of business solutions including customer service support, order processing and distribution services. Under Mr. Crema's direction as Chief Executive Officer and Chairman, Electronic Direct Marketing grew to over 900 employees to become an established private company, servicing clients including AT&T, Compaq and Microsoft. In 1998, Mr. Crema sold Electronic Direct Marketing to Teletech, a global customer care system integration company. Mr. Crema studied Business Administration at Sir Wilfred Laurier University in Waterloo, Ontario.

DAVID TOEWS has served as Chief Financial Officer and Secretary of Internet Sports since June 1999. Prior to joining ISN, Mr. Toews was Vice President of Finance of EDM Electronic Direct Marketing Ltd./TeleTech Canada in Toronto Ontario. In this position he was responsible for all aspects of financial reporting, pricing and control for the Canadian operation of TeleTech Canada. From March 1996 to September 1997, Mr. Toews was Controller of Tee-Comm Electronics Inc. in Milton, Ontario. From 1990 to March, 1996, Mr. Toews was employed by Coopers & Lybrand, joining in the general practice and finishing his last year there as an audit manager. Mr. Toews holds a Bachelor of Commerce (Honours) from McMaster University in Hamilton, Ontario and earned the Chartered Accountant Designation in 1992.

GEOFF FORD has served as Chief Operating Officer and Director of Internet Sports since February 1999. Mr. Ford co-founded Sportsmark, Inc. in 1986 when the company created and introduced the first large scale commercial sports contests to the Canadian and American public. Mr. Ford concurrently ran his own consulting firm, Spectrum Information Systems Inc. from 1986 until 1992 when he sold his interests in the consulting firm to dedicate his full time to Sportsmark. Mr. Ford sold his interest in Sportsmark to Internet Sports & Entertainment Network, Inc. in 1999 and joined the Company in his current position. Mr. Ford graduated from the University of Calgary with a Bachelor of Commerce degree in 1977.

BRETT LINDROS has served as Director of Sports Media Properties and Director of Internet Sports since May, 1999. Mr. Lindros is a former National Hockey League player and current co-host of "Be a Player! The Hockey Show" on

The Sports Network. Mr. Lindros was born, and completed his high school education in London, Ontario, Canada. He entered the NHL immediately upon graduation. Drafted by the New York Islanders in 1994 in the first round, Mr. Lindros made great strides as an NHL player until a concussion injury stopped his career short in 1996. Mr. Lindros is using his experience and knowledge to continue his connection with hockey and the NHL. He brings to the board of directors not only his well-known name in hockey, but his knowledge of the game and its players.


IN NOVEMBER, 1999 STEPHEN SADLER, ALBERT GNAT AND DAVID SAMUEL RESIGNED FROM THE COMPANY'S BOARD OF DIRECTORS.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table and attached notes sets forth the compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expenses, and other benefits provided to such individual that are extended in connection with the ordinary conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

         During the 1997-1998 fiscal year, beginning April 28, 1997 (inception) through April 30, 1998, no Officer or Director received any cash consideration for salary, nor any aggregate remuneration for health insurance and expenses, in excess of $40,000.

         During the 1998-1999 fiscal year, beginning May 1, 1998 through March 31, 1999, two directors received cash consideration for salary, in excess of $40,000. Patrick Earle received $96,000 and Roger Earle received $58,500.

         The following table sets forth all compensation scheduled to be received for services rendered to the Company in all capacities during the 1999-2000 fiscal year by those persons who are the Company's executive officers and directors. No such individuals are scheduled to receive a total annual salary and bonus which exceeds $100,000 during the 1999-2000 fiscal year, ending March 31, 2000.


-------------------------- ---------------------------------------- -----------------------------------------------
                                                                                 LONG TERM COMPENSATION
                                                                                 -----------------------
                                   ANNUAL COMPENSATION                      AWARDS                  PAYOUTS
                           ----------------------------------       ----------------------   ---------------------
Name and Principal                                      Other       Restricted  Securities   LTIP        All other
Position                   Year   Salary       Bonus    annual      Stock       Underlying   Payouts     Compen-
                                                        Compen-     Awards      Options/                 sation
                                                        sation                  SARs
-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------
Andrew
DeFrancesco                2000   $80,000       TBD        None        None     950,000(2)    None       None
Chairman, President (1)

-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------
Kenneth Crema              2000   $80,000       TBD        None        None     850,000(3)    None       None
Chief Executive Officer
-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------

-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------
Geoff Ford                 2000   $75,000    TBD        None        None        450,000(4)    None       None
Director/Chief Operating
   Officer/Senior Vice-
   President Marketing
   and Sales
-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------
Brett Lindros              2000       0          0         None        None     275,000(4)    None       None
Director/Director of
   Sports Media
-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------
David Toews Chief          2000    $73,000      TBD        None        None      150,000(5)   None       None
Financial Officer/
Secretary
-------------------------- ------ ---------- ---------- ----------- ----------- ------------- ---------- ----------


         See financial statements for fiscal year detail of executive compensation.

NOTES TO EXECUTIVE COMPENSATION


         (1) In order to maintain reduced operating overhead and provide incentives, certain officers, directors and employees received options to purchase common stock at a price of $0.40 per share in lieu of cash consideration for salaries accrued but not paid. Officers and directors of the Company were granted a total of 1,425,000 options to purchase shares of restricted common stock in lieu of compensation pursuant to a July 22, 1999, board of directors meeting. Andrew DeFrancesco received 700,000 shares of common stock, in lieu of cash consideration, and at a cost basis of $.40 per share, for services rendered but not paid during the period April 28, 1997 through January 19, 1999. These shares were provided to Mr. DeFrancesco for his role in the BirchTree Capital Corp. transaction and not in his capacity as Chairman or President.



         (2) Reflects options granted by the Company to Andrew DeFrancesco in January 1999 to purchase 200,000 shares of Company Common Stock at the exercise price of $.40 per share with such options expiring on or before January 4, 2004; and options granted to Andrew DeFrancesco to purchase 250,000 shares of Company Common Stock at the exercise price of $1.75 per share granted in January 1999; and options granted to Andrew DeFrancesco to purchase 500,000 shares of Company Common Stock at the exercise price of $0.40 per share vesting 50% November 1, 1999 and 50% November 1, 2000, granted in July 1999. See "Options Outstanding" and "Certain Transactions".



         (3) Reflects options granted by the Company to Ken Crema in January 1999 to purchase 350,000 shares of Company Common Stock at the exercise price of $1.75 per share; and options granted to Ken Crema to purchase

500,000 shares of Company Common Stock at the exercise price of $0.40 per share vesting 50% November 1, 1999 and 50% November 1, 2000, granted in July 1999. See "Options Outstanding" and "Certain Transactions".



         (4) Reflects options granted by the Company to Geoff Ford, and Brett Lindros in February 1999 to purchase 150,000 shares of Company Common Stock at the exercise price of $1.75 per share; with such options expiring on or before March 25, 2004; and options granted to Geoff Ford and Brett Lindros to purchase 300,000 and 125,000 shares of Company Common Stock, respectively, at the exercise price of $0.40 per share vesting 33% November 1, 1999, 33% November 1, 2000 and 34% November 1, 2001, granted in July 1999. See "Options Outstanding" and "Certain Transactions."



         (5) Reflects options to purchase 50,000 shares of common stock granted to David Toews as an incentive to accept service with the Company as Vice President of Finance and subsequently Chief Financial Officer in February, 1999 at the exercise price of $1.75 per share; with such options expiring on or before March 25, 2004. An additional 100,000 options at the exercise price of $4.275 were granted in June, 1999.


         The Company carries officers and directors liability insurance, disability and life insurance benefits, as well as health insurance. The health disability and life insurance benefits are available to employees of the Company only. Only three executive officers or directors are currently covered by employment agreements. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

         Mr. Ford's employment agreement is for a term of three years. The terms of this agreement specifies a salary as disclosed herein above.


       ----------------------------------------------------------- ---------- ------------ ------------------
                          Individual Grants As of March 31, 1999                           Grant Date Value
       ----------------------------------------------------------- ---------- ------------ ------------------
       Name                      Number of         Percent of      Exercise   Expiration   Grant date
                                 securities        total           or base    Date         present value $
                                 underlying        options/SARs    price
                                 Options/SARs      granted to      ($/Sh)
                                 granted (#)       employees in
                                                   fiscal year
       ------------------------- ----------------- --------------- ---------- ------------ ------------------
       Andrew DeFrancesco        200,000              5.9%           $.40       2/28/04    $0
                                 250,000              7.3%          $1.75       3/25/04    $0
       ------------------------- ----------------- --------------- ---------- ------------ ------------------
       Ken Crema                 350,000               10.4%         $1.75      3/25/04    $0
       ------------------------- ----------------- --------------- ---------- ------------ ------------------
       Geoff Ford                150,000                4.4%         $1.75      3/25/04    $0
       ------------------------- ----------------- --------------- ---------- ------------ ------------------
       Brett Lindros             150,000                4.4%         $1.75      3/25/04    $0
       ------------------------- ----------------- --------------- ---------- ------------ ------------------
       David Toews               50,000                 1.5%         $1.75      3/25/04    $0
       ------------------------- ----------------- --------------- ---------- ------------ ------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         TRANSACTIONS WITH MANAGEMENT AND OTHERS

         In January 1999, Internet Sports Network, Inc., then a privately held Nevada corporation, entered into an agreement with BirchTree Capital Corporation, a Florida shell corporation with no operations which traded on the over the counter/bulletin board as "BICP" and its majority shareholder, Eric Littman. Pursuant to this agreement, BirchTree Capital Corporation issued in excess of 9,000,000 shares of stock to the shareholders of Internet Sports Network, Inc., the Nevada corporation. For the additional consideration of being permitted to retain 1,025,000 shares of common stock of BirchTree Capital Corporation and for the cash payment of $250,000, Mr. Littman agreed to cancel 3,975,000 shares of common stock held in his name. At the time of this transaction, the Company did not have sufficient cash resources to pay the consideration requested by Mr. Littman. Certain of ISN's shareholders, Benitz & Partners and Mark Valentine, agreed to pay the cash consideration portion to Mr. Littman in exchange for receiving an option to purchase 500,000 shares each of common stock held by Mr. Littman. Benitz & Partners and Mark Valentine also agreed to the cancellation of 350,000 shares each of their Internet Sports Network, a Nevada corporation, common stock. Effective January 19, 1999, the stockholders of Internet Sports Network, Inc. a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares for an equal number of shares of common stock of BirchTree Capital Corporation. On February 1, 1999, BirchTree Capital Corporation changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, Internet Sports Network, Inc., a Nevada corporation merged into Internet Sports Network, Inc. a Florida corporation with the Florida corporation being the surviving entity.

         The capitalization of the resulting company, Internet Sports Network, Inc., a Florida corporation was less than 1% of the issued and outstanding shares of common stock held by former BirchTree Capital Corporation shareholders and greater than 99% of the issued and outstanding shares of common stock held by former Internet Sports Network, Inc. a Nevada corporation. Former BirchTree shareholders held a total of 50,000 shares after the transaction consisting of 25,000 held by Mr. Littman and 25,000 held in the public float. This transaction provided the Company with access to a public market and quote for its securities.

         Officers and directors of the Company were granted options to purchase common stock at the exercise price of $.40 per share on January 5, 1999. The right to purchase 155,000 shares of common stock were granted to these officers and directors with a further 350,000 granted to consultants who later became officers and/or directors. Options to purchase 100,000 shares of ISN's common stock have been exercised, the remaining 405,000 may be exercised presently and expire on February 28, 2004. These options were granted as an incentive to continue service with the Company.


         ISN's directors were granted 1.3 million options to purchase common stock pursuant to an option agreement on January 19, 1999. This option agreement vested immediately and is exercisable over a five year period at the exercise price of $1.75 per share. The shares underlying the options are subject to piggyback and demand registration rights. These options were granted as an incentive to continue service with the Company



         On February 1, 1999 pursuant to an option agreement, Mr. Ford and Mr. Gibson were each issued 150,000 options in connection with the acquisition of Sportsmark and their appointment to the Company's Board of Directors. Also on February 1, 1999, two key employees of Sportsmark, and on March 5, 1999 two key employees of Pick'em each received 75,000 options (300,000 options in the aggregate). All of these options are exercisable over a five year period at an exercise price of $1.75. With the exception of those options granted to Mr. Ford and Mr. Gibson, which vest immediately, 25% of the options granted vest every six months commencing March 26, 1999 and ending March 26, 2001. Vesting is conditioned upon employment on the vesting date. If the Company is acquired, merged, or reorganized, or if the services of the officers are terminated without cause by the board of directors, all options vest immediately. These options have piggyback and demand registration rights. These options were granted as an incentive to continue service with the Company

         In February 1999, the Company granted 250,000 options to purchase common stock at the exercise price of $1.75 to Dominick & Dominick Securities, Inc. as payment for financial services rendered to the Company since its inception in lieu of a payment of a fee. This option is exercisable for a period of two years commencing February 3, 1999 and ending February 2, 2001. Dominick & Dominick Securities, Inc. transferred 200,000 of the options to companies affiliated with Dominick or its affiliates resulting in Dominick holding 50,000 options. Also in February, 1999, 50,000 options were granted to Sandalwood Investments as compensation for consulting services. 250,000 options to purchase common stock were reserved to grant to individual professional athletes in exchange for their services. Of the athlete options, 165,000 options have been granted to date in exchange for services to be rendered to the Company. These options vest in 2000 and are exercisable for a two year period. The athlete options are granted to induce professional athletes to act as spokespersons for the Company.

         In June 1999, the Company entered into a settlement agreement with Mr. Patrick S. Earle, former director and President to terminate his employment with and director's position. This agreement requires the Company to pay Mr. Earle cash consideration of $60,000.


         On July 22, 1999, the board of directors of the Company authorized the issuance of 1,850,000 options to purchase shares of restricted common stock at the exercise price of $0.40 to certain directors, officers and management in lieu of compensation. 783,333 of these options vested on November 1, 1999, 783,333 vest on November 1, 2000 and the remaining 283,334 options vest on November 1, 2001, with vesting being conditional on continuing employment with the Company. The vested stock options are exerciseable until July 21, 2004..As set forth in the Executive Compensation chart under Item 6, the Company issued 1,425,000 of the foregoing options as follows: 500,000 Andrew DeFrancesco, 500,000 Ken Crema, 300,000 Geoff Ford and 125,000 Brett Lindros.



         On July 30, 1999, the Company entered into a settlement agreement with Mr. Neil Podmore, a former officer, to terminate employment. This agreement requires the Company to pay $50,000 to Mr. Podmore and to grant him options to purchase 54,000 common shares at an exercise price of $6.00 per share.


ITEM 8.  LEGAL PROCEEDINGS

         To the best knowledge of management, there are no other legal proceedings pending or threatened against the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS


         ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS


         A.       MARKET INFORMATION

                      MARKET FOR THE ISSUER'S COMMON STOCK
                               AND RELATED MATTERS


         The Company's common stock traded in the over-the-counter bulletin board market as ISNI since the BirchTree Capital Corporation/ISN recapitalization of January 1999 until September 2, 1999. Thereafter, the Company has traded on the over the counter "pink sheets" as ISNI.

         The following table sets forth the high and low bid prices for the Company's common stock for each quarter within the last two fiscal years. Information is only available since January 1999. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                  QUARTER ENDED              LOW BID                   HIGH BID
                  -------------------------------------------------------------
                  March 31, 1999             $2.22                     $5.88
                  June 30, 1999              $4.63                     $9.50
                  July 22, 1999              $2.63                     $6.69

         B.       HOLDERS


         As of September 30, 1999, there were approximately 180 holders of Company Common Stock, as reported by the Company's transfer agent.


         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         As part of the initial incorporation of Internet Sports Network in Nevada in April, 1997, the Company issued stock to certain of its founders at the stock's par value or $.001. This issuance consisted of 1,102,957 shares of common stock issued to Patrick Earle, 100,000 shares issued to Caulfield Management and 450,000 shares issued to Mr. Neil Podmore. The sale of these securities were exempt from registration on the basis of Section 3(a)(11) of the Securities Act of 1933 (the "Act"). The proceeds of this sale were used to fund incorporation and other start-up costs of the Company.

         In July 1997, the Company sold common stock at the price of $.02 per share to 22 investors all of whom were non-U.S. Residents, and of whom only 3 were non-accredited but sophisticated investors as defined under Regulation D of the Act. In connection with this issuance the Company relied upon an exemption available under Regulation S of the Act. The issuance consisted of a total of 1,767,500 shares of common stock with total proceeds raised of approximately $35,000. The funds were used for operations of the Company.

         In Fall of 1997, the Company sold common stock at the price of $.25 per share to 17 investors all of whom were accredited and all of whom were non-U.S. residents. All of these investors had a pre-existing shareholder and business relationship with the Company. In connection with this issuance, the Company relied upon an exemption available under Regulation S of the Act. The issuance consisted of 1,579,543 shares issued with 1,449,543 issued for net cash proceeds of approximately $361,000 and a further 130,000 issued in satisfaction of accounts payable amounting to $32,500, for a total of approximately $396,000. The proceeds were used for the operations of the Company.

         In November and December 1997, the Company sold convertible debentures, convertible to common stock at a rate of one share for every $1.50 principal amount of debenture, to five individuals pursuant to an offering relying upon Rule 506 of the Act. All of the investors were accredited investors. The Company raised a total of $196,500 selling 131 debentures. The proceeds of the offering were used to expand the Company's services and to begin a marketing program of these services. These investors agreed, on or about November, 1998 to convert their debentures to common stock of the Company at the conversion ratio of one share per $.40 of principal resulting in 491,250 shares issued.

         In June through September 1998, the Company offered common stock of the Company at a price of $.40 per share. The Company sold 2,001,000 shares of common stock to 22 investors raising approximately $801,000. The shares were sold to accredited investors only who were non-U.S. Residents in reliance on Rule 506 of the Act. The proceeds were used to fund Company operations.

         In late November-December 1998, the Company had entered into an agreement with Digital Data Network, Inc. ("Digital Data") to conduct a share exchange wherein Digital Data would be the surviving entity to be renamed Internet Sports Network, Inc. Pursuant to that agreement, Digital Data and two directors of Digital Data agreed to pay a total of $370,000 to the Company in exchange for shares of common stock at $.40 per share. Digital Data ., while not an accredited investor, had access through its due diligence process to all material information regarding the Company. The directors were accredited investors who also had access to information by reason of their participation in the due diligence process. The Company relied upon an exemption available under 3(a)(11) of the Act. In late December, 1998, the Company realized that it would not have shareholder approval of the agreement with Digital Data . Accordingly, and in accordance with the agreement with Digital Data the Company terminated the agreement with Digital Data . In accordance with the terms of a settlement agreement between Digital Data and the Company, the Company paid $70,000 and 150,000 shares valued at $0.40 per share, or $60,000 to Digital Data in exchange for a mutual release of claims. The initial $370,000 paid by the Digital Data directors to the Company was refunded in full.


         In early January, 1999, the Company issued a total of 650,000 shares to Brett and Eric Lindros for services rendered to the Company and to Colony Investments for financial advisory services rendered to the Company. The Company relied upon an exemption available under 3(a)(11) of the Act. All three investors are accredited investors. No funds were received in this transaction.

         In January 1999, the Company entered into a share exchange agreement with BirchTree Capital Corp. In that agreement, the shareholders of the Company exchanged their shares for stock in BirchTree Capital Corp. The total newly issued shares contemplated to be issued under this agreement consisted of up to 9,085,229 shares of common stock of BirchTree Capital Corp. to be delivered to Internet Sports Network shareholders who delivered their stock for exchange. No funds were received in this transaction.

         In January 1999, the Company issued 700,000 shares of common stock to Mr. Andrew DeFrancesco. These shares were issued in exchange for services rendered by Mr. DeFrancesco in the BirchTree Capital Corporation transaction and were valued at $.40 per share. The Company relied on an exemption available under Regulation S of the Act. Mr. DeFrancesco is an accredited investor with a long history with the Company. No funds were received by the Company in this transaction.

         In March 1999, the Company offered up to $1,000,000 worth of common stock utilizing Rule 504 of Regulation D of the Securities Act of 1933 at the price of $1.75 per share. In this offering, 20 shareholders purchased a total of 571,000 shares of common stock at a total price of $999,425. The funds raised hereby were used to acquire SportsMark and to fund Company operations.


         On February 5, 1999, the Company acquired the Sportsmark Group for 1,500,000 shares of common stock and cash. The SportsMark entities were accredited investors as that term is used in Regulation D of the Act. The Company relied upon Regulation S as an exemption to this offering.



         In February-May, 1999, the Company offered up to 4,571,429 shares of common stock for a total consideration of $6 million to $8 million to non-U.S. residents. Investors purchased common stock totaling a total of 4,454,472 shares for a total consideration of approximately $7,795,000. The proceeds were used to acquire SportsMark and Pickem and to fund operations of the Company.



         Effective March 5, 1999, the Company acquired Pickem Sports. In this acquisition the Company issued a total of 1,987,955 shares to 3 Pickem shareholders in exchange for all of the common stock of Pickem. The

Pickem shareholders were accredited investors and the Company relied on the exemption available under 3(a)(11) of the Act for this issuance.


         In February-April 1999, the Company offered common stock to accredited U.S. residents only, relying upon an exemption available under Rule 506 of Regulation D of the Act. In this offering, a total of 31 investors acquired a total of 653,183 shares, for a total consideration of $1,143,070. The proceeds were used to fund the operations of the Company.


         Effective June 22, 1999, the Company acquired the assets of Ultimate Sports Publishing from National Publisher Services Inc ("NPS"). In this acquisition the Company issued a total of 125,000 shares to NPS in exchange for the assets of Ultimate Sports Publishing. NPS was an accredited investor and the Company relied on the exemption available under 3(a)(11) of the Act for this issuance.



         Effective June 30, 1999, the Company acquired Innovation Partners Inc (d/b/a Sportsbuff). In this acquisition the Company issued a total of 616,060 shares to 8 Innovation Partners shareholders in exchange for all of the common stock of Innovation Partners. the Pickem shareholders were accredited investors and the Company relied on the exemption available under 3(a)(11) of the Act for this issuance.



         In July-September 1999, all of the stock options granted on January 5, 1999 were exercised, resulting in the issuance of 575,000 common shares for proceeds of $230,000. $190,000 of the proceeds were provided by a subscription receivable.



         In August 1999, pursuant to a Site Development Services Agreement with Labatt Brewing Company Limited ("LBCL"), the Company issued 1,000,000 shares of common stock into escrow to be released 200,000 per annum to LBCL in exchange for an exclusive, five year agreement.


ITEM 11. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which approximately 17,841,000 shares were outstanding at March 31, 1999.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders.
See "Principal Shareholders."

         Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Interwest Transfer Company, whose address is 1981 E. Murray Holiday Road,
Salt Lake City, UT 84117.

OPTIONS

         As of March 31, 1999, the Company had authorized a total of 3,415,000 options; of which 2,550,000 were held by officers and directors of the Company at March 31, 1999 and of which 1,300,000 were held by now current officers and directors of the Company. See Stock Option Summary for number of options issued, exercise price, and expiration for each holder thereof.


         As of September 30, 1999, the Company had authorized a total of 6,484,000 options, of which 2,775,000 are held by now current officers and directors of the company. See Stock Option Summary for number of options issued, exercise price, and expiration for each holder thereof.


         In general, each Option (i) entitles the holder thereof to purchase one share of Common Stock, (ii) will be exercisable for a period of (varied time), commencing (a varied number of) months from the final delivery by the Company of Common Stock (each Unit consisting of one share of Common Stock) sold in the offering and (iii) is detachable and separately transferable only during such exercise period.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Corporation Law and the Company's Certificate of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13           FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         In response to this item, the Company hereby incorporates the Financial Statements attached hereto as an Exhibit and states that the reporting of Supplementary Data is not applicable to the Company.

ITEM 14. ACCOUNTANTS

         The Company has engaged Ernst & Young, LLP as its auditors as of May 19, 1999 replacing Davidson & Company who were dismissed as of that date. The decision to engage Ernst & Young, LLP was approved by the Board of Directors. There were no disagreements with Davidson & Company during the period ended April 30, 1998 or during the interim period until the date of their dismissal.


         Davidson & Company originally expressed an opinion under generally accepted auditing standards in Canada for the consolidated financial statements for the period from inception to April 30, 1998 which contained a Canada - United States reporting difference with respect to a going concern uncertainty. Since the date of completion of their audit of the consolidated financial statements and initial issuance of their report thereon dated June 25, 1998, which contained a Canada - United States reporting difference regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 6 in the audited consolidated financial statements for the period ended March 31, 1999, has completed issuances of its common stock resulting in net proceeds of $8,800,000. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist. Davidson & Company has subsequently issued an opinion under generally accepted auditing standards in the United States for the consolidated financial statements for the period from April 28, 1997 (inception) to April 30, 1998 with an explanatory paragraph as to the removal of the going concern certainty without reservation or reporting difference which is dual dated as of June 25, 1998 and March 31, 1999. There was no adverse opinion or disclaimer of opinion. The opinion was not qualified due to uncertainty, audit scope, or accounting principles.

ITEM 15           FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements:



        (A) Consolidated financial statements for the Company for the period from inception, April 28, 1997 to April 30, 1998 and for the eleven months ending March 31, 1999;



        (B) Consolidated Pro-forma financial statements (unaudited) for the Company for the eleven months ended March 31, 1999;



        (C) Classroom 2000 Inc. financial statements for the one month ended January 31, 1999;



        (D) Classroom 2000 Inc. financial statements for the years ended December 31, 1998 and 1997;



        (E) SportsMark, Inc. financial statements for the two months ended January 31, 1999;



        (F) SportsMark, Inc. financial statements for the years ended November 30 1998 and 1997;



        (G) SportsMark Promotions, Inc. financial statements for the one month ended January 31, 1999;



        (H) SportsMark Promotions, Inc. financial statements for the years ended December 31, 1998 and 1997;



        (I) Consolidated financial statements (unaudited) for the Company for the six months ending September 30, 1999 and 1998;



        (J) Innovation Partners, Inc. d.b.a. SportsBuff financial statements for the year ending December 31, 1998;



        (K) Consolidated Pro-forma financial statements (unaudited) for the Company for the six month period ending September 30, 1999;



        (L) Innovation Partners, Inc. d.b.a. SportsBuff financial statements (unaudited) for the six month period ending June 30, 1999;



        (M) Pickem Sports, Inc. financial statements for the periods ending December 31, 1997 and 1998.*


(b)      Exhibits

         2.1 Agreement for the Exchange of Common Stock between Birch Tree Capital Corp. and Eric P. Littman, and Internet Sports Network, Inc.*

         2.2 Share Purchase Agreement between Internet Sports Network, Inc. and SportsMark Inc., SportsMark Promotions, Inc. & Classroom 2000 Inc. and Assets of SMP SportsMark Promotions International, Inc. *

         2.3 Merger Agreement between Torsten Heycke, Rafael Furst, Perry Friedman, Pickem Sports, Inc., and Internet Sports Network, Inc.*

         2.4 Agreement for the Purchase of Certain Assets of Ultimate Sports Publishing, Inc. By and Between National Publisher Services, Inc. And Internet Sports Network, Inc.*

         2.5 Agreement and Plan of Merger between Innovation Partners, Inc. and Internet Sports Network, Inc.*

         3(i)     Articles of Incorporation and Amendments of Internet Sports
                  Network, Inc.*
         3(ii)    Bylaws of Internet Sports Network, Inc.*
         4.1      Form of Consultant's Option Agreement and Certificate*
         4.2      Form of Officer/Director Option Agreement and Certificate*
         4.3      Common Stock Certificate Specimen*
         10.1     Lease for Toronto office*
         10.2     Lease for Vancouver office*
         10.3     Employment Agreement for Bill Gibson*
         10.4     Employment Agreement for Geoff Ford*
         10.5     Settlement Agreement with Digital Data Networks*
         10.6     Settlement Agreement with Patrick S. Earle*
         10.7     Settlement Agreement with Neil Podmore*
         16.      Letter from Davidson & Company
         21       List of Subsidiaries of Company*


*Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  INTERNET SPORTS NETWORK, INC.


                                                  By:   /S/ KEN CREMA
                                                      -------------------------
                                                        Ken Crema
                                                  Its:  Chief Executive Officer


SIGNATURE                                     TITLE                            DATE

/S/ KEN CREMA                   Chief Executive Officer, Director       November 18, 1999
-----------------------------
Ken Crema


/S/ ANDREW DEFRANCESCO          Chairman of the Board, President        November 18, 1999
-----------------------------
Andrew DeFrancesco


/S/ GEOFF FORD                  Director, Chief Operating Officer       November 18, 1999
-----------------------------   Senior Vice President
Geoff Ford                      Marketing and Sales


/S/ BRETT LINDROS               Director, Director of Sports Media      November 18, 1999
-----------------------------   Relations
Brett Lindros


/S/ DAVID TOEWS                 Chief Financial Officer, Secretary      November 18, 1999
-----------------------------
David Toews

                                    CONSOLIDATED FINANCIAL STATEMENTS

                                        INTERNET SPORTS NETWORK,

                                                  INC.





                                    MARCH 31, 1999

                                AUDITORS' REPORT





To the Shareholders of
INTERNET SPORTS NETWORK, INC.

We have audited the accompanying consolidated balance sheet of INTERNET SPORTS NETWORK, INC. as of March 31, 1999, and the related consolidated accompanying statements of operations and comprehensive loss, shareholders' equity and cash flows for the 11 months ending March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 1999 and the consolidated results of its operations and its cash flows for the 11 months ending March 31, 1999 in conformity with generally accepted accounting principles in the United States.

Toronto, Canada,                                           "Ernst & Young LLP"
June 11, 1999.                                           Chartered Accountants

DAVIDSON & COMPANY         Chartered Accountants          A Partnership of
Incorporated Professionals
------------------------------------------------------------------------------



                                AUDITORS' REPORT



To the Shareholders of
Internet Sports Network, Inc.



We have audited the consolidated balance sheet of Internet Sports Network, Inc. (A Development Stage Company) as at April 30, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the period from April 28, 1997 (Inception) to April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.



Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated June 25, 1998, which report contained Canada - U.S. reporting conflict regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 6, has completed issuances of its common stock resulting in net proceeds of $8,800,000. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.



In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1998 and the results of its operations, cash flows and shareholders' equity for the period from April 28, 1997 (Inception) to April 30, 1998 in accordance with generally accepted accounting principles in the United States.



                                                          "DAVIDSON & COMPANY"
------------------------------------------------------------------------------

Vancouver, Canada                                        Chartered Accountants



June 25, 1998
except for Note 6, as to which
the date is March 31, 1999




                   A Member of Accounting Group International

     Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   TELEPHONE (604) 687-0947 FAX (604) 687-6172

                        INTERNET SPORTS NETWORK, INC.
                          CONSOLIDATED BALANCE SHEET
     (All dollar and share amounts in thousands, except per share data)

===================================================================================================================

                                                                                        MARCH 31,         APRIL 30,
                                                                                          1999              1998
------------------------------------------------------------------------------------------------------------------
                                                                                              (U. S. Dollars)
ASSETS

Current
   Cash and cash equivalents                                                            $   2,928         $       9
   Receivables                                                                                182                31
   Prepaid expenses                                                                            29                45
                                                                                        ---------         ---------

                                                                                            3,139                85

Purchased intangibles, net (Note 3)                                                         9,637                 -
Goodwill, net (Note 3)                                                                      3,855                 -

Equipment, net (Note 4)                                                                        84                46
                                                                                        ---------         ---------

                                                                                        $  16,715         $     131
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable                                                                     $     171         $      95
   Accrued liabilities                                                                         80                72
   Accrued prize commitments                                                                   31                 -
   Accrued commission on stock issuance                                                        57                 -
                                                                                        ---------         ---------

                                                                                              339               167

Deferred income taxes (Note 7)                                                              3,855                 -
Convertible debentures (Note 5)                                                                -                196
                                                                                        ---------         ---------

                                                                                            4,194               363
                                                                                        ---------         ---------
Commitments (Note 9)

Shareholders' equity (Note 6)
   Common stock and additional paid-in capital, $0.001 par value,
     50,000 shares authorized (1998 - 20,000)
     17,841 outstanding (1998 - 5,000)                                                     17,127               425
     Share subscriptions receivable for 1,703 shares subscribed                                 -               (14)
     Deferred compensation                                                                   (449)                -
     Accumulated deficit                                                                   (4,157)             (643)
                                                                                        ----------        ----------

                                                                                           12,521              (232)
                                                                                        ---------         ----------

                                                                                        $  16,715         $     131
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                        INTERNET SPORTS NETWORK, INC.
         CONSOLIDATED STATEMENT OF OPERATIONS and COMPREHENSIVE LOSS (All dollar and share amounts in thousands, except per share data)

===================================================================================================================

                                                                                                      FISCAL YEAR
                                                                                                     APRIL 28, 1997
                                                                                                     (INCEPTION)
                                                                             11 MONTHS ENDING           THROUGH
                                                                              MARCH 31, 1999         APRIL 30, 1998
------------------------------------------------------------------------------------------------------------------
                                                                                         (U.S. Dollars)

REVENUES                                                                     $            152      $             77
                                                                             ----------------      ----------------


EXPENSES
   Prize commitments and other direct costs                                               250                    41
   Wages and salaries                                                                     385                   223
   Consulting fees                                                                        267                    67
   Advertising                                                                            367                   185
   Depreciation                                                                            23                     8
   Interest and bank charges                                                               17                     9
   General and administrative                                                             424                   187
   Amortization of purchased intangibles                                                  591                     -
   Amortization of goodwill                                                               236                     -
   Debt conversion inducement (Note 5)                                                    144                     -
   Options granted for services provided                                                  632                     -
   Amortization of deferred compensation                                                   20                     -
   Recapitalization and due diligence costs (Note 2)                                      546                     -
                                                                             ----------------      ----------------

   Total expenses                                                                       3,902                   720
                                                                             ----------------      ----------------

Loss before income taxes                                                               (3,750)                 (643)

Deferred income tax recovery (Note 7)                                                     236                    -
                                                                             ----------------      ----------------

Net loss and comprehensive loss                                              $         (3,514)     $           (643)

===================================================================================================================

BASIC AND DILUTED NET LOSS PER SHARE                                         $         (0.45)      $         (0.17)
===================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                           7,833                 3,813
===================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                        INTERNET SPORTS NETWORK, INC.
               CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
     (All dollar and share amounts in thousands, except per share data)

===================================================================================================================================

                                                                    COMMON
                                                                   STOCK AND
                                                                   ADDITIONAL      STOCK
                                                         NUMBER     PAID IN    SUBSCRIPTIONS    DEFERRED           ACCUMULATED
                                                        OF SHARES   CAPITAL      RECEIVABLE   COMPENSATION      DEFICIT      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        (U.S. Dollars)

Founders' shares subscribed upon inception
   on April 28, 1997 for $0.001 per share                 1,653     $      2     $     (2) $         -      $     -       $    -

Shares issued for cash                                    3,217          398          (12)           -            -          386

Shares issued in exchange for amounts payable               130           33            -            -            -           33

Share issuance costs                                          -           (8)           -            -            -           (8)

Net loss                                                      -            -            -            -         (643)        (643)
                                                       --------     --------     --------     --------     --------     --------

Balance at April 30, 1998                                 5,000          425          (14)           -         (643)        (232)

Shares issued in exchange for convertible
   debentures                                               491          362            -            -            -          362

Shares issued in exchange for amounts payable                93           37            -            -            -           37

Existing outstanding shares of BTC on
   January 19, 1999                                       1,050            -            -            -            -            -

Shares cancelled in conjunction with
   recapitalization of the Company                         (700)           -            -            -            -            -

Shares issued on acquisition of Sportsmark Group
   of Companies                                           1,500        2,625            -            -            -        2,625

Shares issued on acquisition of Pickem Sports, Inc.       1,868        3,269            -            -            -        3,269

Shares issued for services                                1,500          522            -            -            -          522

Shares issued for cash                                    7,039        9,249            -            -            -        9,249

Deferred compensation related to stock options                -          469            -         (469)           -            -

Amortization of deferred compensation related
   to stock options                                           -            -            -           20            -           20

Options granted for services provided                         -          632            -            -            -          632

Payment of subscription receivable                            -            -           14            -            -           14

Share issuance costs                                          -         (463)           -            -            -         (463)

Net loss                                                      -            -            -            -       (3,514)      (3,514)
                                                       --------     --------     --------     --------     --------     --------

Balance at March 31, 1999                                17,841     $ 17,127    $       -     $   (449)    $ (4,157)    $ 12,521
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                        INTERNET SPORTS NETWORK, INC.
                    CONSOLIDATED STATEMENT OF CASH FLOWS
      (All dollar and share amounts in thousands, except per share data)

===================================================================================================================
                                                                                                      FISCAL YEAR
                                                                                                     APRIL 28, 1997
                                                                                                     (INCEPTION)
                                                                             11 MONTHS ENDING           THROUGH
                                                                              MARCH 31, 1999         APRIL 30, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                         (U.S. Dollars)
OPERATING ACTIVITIES
   Net loss                                                                  $         (3,514)     $           (643)
   Adjustment to reconcile net loss to
     net cash used in operating activities:
       Depreciation                                                                        23                     8
       Amortization of deferred compensation                                               20                     -
       Amortization of purchased intangibles                                              591                     -
       Amortization of goodwill                                                           236                     -
       Deferred income tax recovery                                                      (236)                    -
       Debt conversion inducement                                                         144                     -
       Options granted for services provided                                              632                     -
       Shares issued for services                                                         522                     -
   Changes in other operating assets and liabilities:
     Increase in receivables                                                             (142)                  (31)
     Decrease (increase) in prepaid expenses                                               16                   (45)
     Increase in accounts payable                                                          72                   128
     Increase in accrued liabilities                                                       30                    72
                                                                             ----------------      ----------------

   Net cash used in operating activities                                               (1,606)                 (511)
                                                                             ----------------      ----------------

INVESTING ACTIVITIES
   Purchase of Sportsmark Group of Companies                                           (1,254)                    -
   Purchase of Pickem Sports, Inc.                                                     (3,000)                    -
   Purchase of equipment                                                                  (21)                  (54)
                                                                             ----------------      -----------------

   Net cash used in investing activities                                               (4,275)                  (54)
                                                                             ----------------      ----------------

FINANCING ACTIVITIES
   Proceeds from sale of convertible debentures                                             -                   196
   Proceeds from sale of capital stock, net of share issuance costs
     ($463; April 30, 1998 - $8)                                                        8,800                   378
                                                                             ----------------      ----------------

   Net cash provided by financing activities                                            8,800                   574
                                                                             ----------------      ----------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                               2,919                     9
CASH AND CASH EQUIVALENTS:
   Beginning of period                                                                      9                     -
                                                                             ----------------      ----------------
   End of period                                                             $          2,928      $              9
===================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
INVESTING ACTIVITIES
   Net assets of Pickem Sports, Inc. acquired for shares                     $         (3,269)     $              -
   Net assets of Sportsmark Group of Companies acquired for shares                     (2,625)                    -
FINANCING ACTIVITIES
   Common stock issued in exchange for
     convertible debentures                                                               196                     -
   Shares issued on acquisition of Pickem Sports, Inc.                                  3,269                     -
   Shares issued on acquisition of Sportsmark Group of Companies                        2,625                     -
   Shares issued for services                                                             522                     -
   Accrued interest settled for shares                                                     22                     -
   Common stock issued in exchange for accounts
     payable paid by shareholder                                                           37                    33
===================================================================================================================
Cash interest paid                                                           $             10                     -
Cash taxes paid                                                                             -                     -
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 1.       NATURE AND CONTINUANCE OF OPERATIONS

              Internet Sports Network, Inc. ("ISN" or the "Company") was incorporated on April 28, 1997 (Inception) under the laws of the State of Nevada, United States and its principal business activities include the development and marketing of sports contest organization services administered through the Internet. Substantially all of the Company's operations are conducted by its wholly-owned subsidiaries in the United States and Canada.


              Pursuant to the recapitalization of the Company, the Purchase of Birch Tree Capital Corp. net assets and subsequent merger, the state of incorporation has changed to Florida, United States.



              During the fiscal period ended April 30, 1998, the Company was considered to be in the development stage.


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES

              RECAPITALIZATION OF THE COMPANY AND PURCHASE OF BIRCH TREE CAPITAL CORP. NET ASSETS


              Effective January 19, 1999, ISN, then a privately held Nevada corporation, entered into an agreement with Birch Tree Capital Corporation, a Florida shell corporation with no operations which traded on the over the counter/bulletin board as "BICP" ("BTC") formed on October 6, 1996 and its majority shareholder (the "Shareholder"). At the time of the agreement, BTC had no assets and no liabilities. Pursuant to this agreement, BTC issued in excess of 9,000,000 shares of stock to the shareholders of ISN, the Nevada corporation. For the additional consideration of being permitted to retain 1,025,000 shares of common stock of BTC and for a cash payment of $250,000, the Shareholder agreed to cancel 3,975,000 shares of common stock held in his name. Two of ISN's existing shareholders, agreed to pay the cash consideration portion to the Shareholder in exchange for receiving an option to purchase 500,000 shares each of common stock held by the Shareholder for nominal proceeds. The two ISN shareholders also agreed to the cancellation of 350,000 shares each of their ISN, a Nevada corporation, common stock. Effective January 19, 1999, the stockholders of ISN, a Nevada corporation initiated the exchange of one hundred percent (100%) of their shares for an equal number of shares of common stock of BTC. On February 1, 1999, BTC changed its name to Internet Sports Network, Inc., a Florida corporation, and changed its OTC/BB symbol to ISNI. On February 22, 1999, ISN, a Nevada corporation merged into ISN a Florida corporation with the Florida corporation being the surviving entity.



              As a result of the above transactions, the former BTC shareholders held less than 1% of sheares of ISN consisting of 25,000 held by Shareholder and 25,000 held in the public float. This transaction provided the Company with access to a public market and quote for its securities. Accordingly, this has been accounted for as a recapitalization of the Company and the issuance of shares to the former shareholders of BTC. The legal parent company, BTC, was deemed to be a continuation of ISN, and accordingly, these consolidated financial statements are a continuation of the financial statements of ISN, the legal subsidiary and not the legal parent. In these consolidated financial statements the comparative figures are those of ISN. As a result of the transaction, ISN's year end was changed to March 31.





              The transaction has been accounted for using the purchase method with the cost of the purchase being a nominal value of $1.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================

NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D...)


              RECAPITALIZATION OF THE COMPANY AND PURCHASE OF BIRCH TREE CAPITAL CORP. NET ASSETS (CONT'D...)



              Recapitalization and due diligence costs are made up of the following:
                  Commission on BTC transaction (700,000 shares at $0.40)                                       280
                  Legal fees on BTC transaction                                                                  71
                  Digital Data Networks Inc. ("DDN") settlement fee                                              70
                  DDN Shares issued on settlement (150,000 shares at $0.40)                                      60
                  Legal fees on DDN proposed transaction                                                         15
                  Legal fees on acquisition of the Sportsmark Group of Companies and Pickem Sports, Inc.         50
                                                                                                             ------
                  Total recapitalization and due diligence costs                                                546
                                                                                                             ======



              In late November-December 1998, the Company had entered into an agreement with DDN to conduct a share exchange wherein DDN would be the surviving entity to be renamed Internet Sports Network, Inc. Pursuant to that agreement, DDN and two directors of DDN agreed to pay a total of $370 to the Company in exchange for shares of common stock at $.40 per share. In late December, 1998, the Company realized that it would not have shareholder approval of the agreement with DDN. Accordingly, the Company terminated the agreement. As part of a settlement between the two companies, DDN was reimbursed $70 for the costs it incurred in connection with the transaction and retained 150,000 shares of common stock of the Company, valued at $60, or $0.40 per share, which has been included in the Statement of Operations and Comprehensive loss within Recapitalization and due diligence costs. The rest of the common stock was returned to the Company and the full $370 was refunded.



              BUSINESS COMBINATIONS



              The business combinations have been accounted for under the purchase method of accounting, and the Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired is included in purchased intangibles and goodwill in the accompanying consolidated balance sheet.


              PRINCIPLES OF CONSOLIDATION

              These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

              USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              CASH AND CASH EQUIVALENTS

              The Company has defined cash and cash equivalents to include cash and time deposits with original maturities of 90 days or less.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D....)


              CONCENTRATIONS OF CREDIT RISK

              Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of its holdings of cash held by one deposit taking institution. The Company manages its credit risk by depositing its cash in high-quality, regulated deposit taking institutions.

              PURCHASED INTANGIBLES AND GOODWILL

              Purchased intangibles consist primarily of software, licenses, customer lists, trademarks and contest agreements. Purchased intangibles of approximately $9,637 are stated net of total accumulated amortization of $591 at March 31, 1999 in the accompanying consolidated balance sheet. Purchased intangibles are being amortized on a straight-line basis principally over two years.

              Goodwill of approximately $3,855 is stated net of total accumulated amortization of $236 at March 31, 1999 in the accompanying consolidated balance sheet. Goodwill is being amortized on a straight-line basis principally over two years.

              LONG-LIVED ASSETS

              In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will measure the amount of the impairment based on discounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D....)


              ADVERTISING COSTS

              The cost of advertising is expensed as incurred.

              STOCK-BASED COMPENSATION

              The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation". APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. The Company accounts for options granted to non-employees, by applying the fair value accounting as prescribed by SFAS No. 123. The fair value of options granted to non-employees is estimated at the date of grant using a Black-Scholes option pricing model.

              SEGMENT AND GEOGRAPHIC INFORMATION

              The Company operates in one principal business segment across domestic and international markets. International sales, including export sales from the United States to Canada, represented approximately 82% and 100% of net sales for the periods ended March 31, 1999 and April 30, 1998, respectively. No other foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented. There were no transfers between geographic areas during the periods ended March 31, 1999 and April 30, 1998. Capital assets and purchased intangibles in the United States equalled approximately $12,457 and nil in fiscal 1999 and 1998, respectively. The remaining capital assets and purchased intangibles are in Canada.

              COMPREHENSIVE INCOME (LOSS)

              As of May 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income (loss) and its components in the consolidated financial statements. There are no items of comprehensive income (loss) that require additional reporting.

              FOREIGN CURRENCY TRANSLATION

              The unit of measurement of the Company is the Canadian dollar while its reporting currency is the United States dollar. The assets and liabilities of the Canadian subsidiaries are translated using the exchange rate in effect at period end, and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investments in these subsidiaries are deferred as a separate component of other comprehensive income. The translation adjustments as at March 31, 1999 and April 30, 1998 were insignificant.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D....)


              EQUIPMENT

              Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the declining balance basis at the following rates:

                  Office equipment and furniture            20%
                  Computer equipment                        30%

              REVENUE RECOGNITION

              The Company earns revenue from membership and other fees received for Internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event. Other fees received for Internet-based sports information and sports contest organization services are recognized in income ratably over the season or upon completion of the event. There was no deferred revenue recorded on the consolidated balance sheets as at March 31, 1999 and April 30, 1998.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D....)


              PRIZE AWARDS

              Members, as well as non-members, are entitled to enter into contests provided by the Company. Prizes are awarded upon completion of the sports season or event and are paid by the Company or the contest's sponsors. Prize awards are fixed in amount and determinable prior to commencement of the season or event and are expensed at the commencement of the season or event to which they relate.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              The Company's financial instruments consist primarily of cash and cash equivalents, receivables, accounts payable, accrued liabilities, accrued prize commitments and accrued commission on stock issuance. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying amounts of these current assets and liabilities approximate their fair values due to their immediate or short-term nature.

              INCOME TAXES

              Income taxes are accounted for utilizing the liability method. Deferred income taxes are provided to represent the tax consequence on future years for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred income taxes are measured utilizing enacted tax rates expected to be in effect in the years in which the temporary differences are expected to reverse. A valuation allowance has been provided for the total amount of deferred tax assets that would otherwise be recorded for income tax benefits primarily relating to operating loss carryforwards, as realization cannot be determined to be more likely than not.

              LOSS PER SHARE

              Basic loss per share excludes any dilutive effects of options and convertible debentures. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period and includes common shares issued subsequent to the period end for which all consideration had been received prior to the period end and which no other contingencies existed. Diluted loss per share is equal to the basic loss per share

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D....)


              as the effect of the stock options and convertible debentures is anti-dilutive. There are no other dilutive common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive.

              EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

              New accounting pronouncements having relative applicability to the Company include Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", effective for fiscal years beginning after December 15, 1998 and No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 2000. SFAS No. 132 revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 133 requires that all derivative instruments be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D....)



              EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D...)

              Company does not expect that the adoption of SFAS Nos. 132 and 133 will have a material impact on its consolidated financial statements because the Company does not provide for pension or other post-retirement benefits, nor does it currently hold any derivative instruments. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of disclosures.

              Additionally, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", which are effective for fiscal years beginning after December 15, 1998. Adoption of these standards is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3.       BUSINESS COMBINATIONS

              Effective February 5, 1999, the Company acquired 100% of the shares of three companies under common ownership and software license rights from a fourth company (the "Sportsmark Group of Companies"). The Sportsmark Group of Companies conduct and administer sports contest services for their clients.

              Effective March 5, 1999, the Company acquired 100% of the shares of Pickem Sports, Inc. ("Pickem"). The business of Pickem consisted of adaptable software to support the Company's growth in sports pools run through the Internet.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 3.       BUSINESS COMBINATIONS (CONT'D...)



              The transactions are summarized as follows:

===========================================================================================================================
                                                                                                As at
                                                                                    February 5, 1999,                 As at
                                                                                     Sportsmark Group        March 5, 1999,
                                                                                         of Companies   Pickem Sports, Inc.
---------------------------------------------------------------------------------------------------------------------------
              Net assets acquired at fair values:
              Working capital                                                           $        (129)        $           9
              Equipment                                                                            28                    12
              Purchased intangibles                                                             3,980                 6,248
              Goodwill                                                                          1,592                 2,499
              Deferred income taxes                                                            (1,592)               (2,499)
                                                                                        --------------        -------------
                                                                                        $       3,879         $       6,269
===========================================================================================================================
              Funded by:
              Cash                                                                      $       1,254         $       3,000
              Shares of common stock                                                            2,625                 3,269
                                                                                        -------------         -------------
                                                                                        $       3,879         $       6,269
===========================================================================================================================

Purchased intangibles related to the acquisition of the Sportsmark Group of Companies consist of developed contest software, licenses, participant lists, customer lists, trademarks and domain names.

Purchased intangibles related to the acquisition of Pickem consist of developed contest software, customer contracts, client lists, contest agreements, trademarks and domain names.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 3.       BUSINESS COMBINATIONS (CONT'D...)


              The unaudited pro forma combined consolidated financial information for the aggregate of the Sportsmark Group of Companies and Pickem acquisitions described above and accounted for under the purchase method of accounting, as though the acquisitions had occurred on May 1, 1998, would have resulted in net sales of $2,053; loss before income taxes of $8,624; net loss of $6,750; and basic and diluted loss per share of $0.63 for the period ended March 31, 1999. The pro forma net loss includes amortization of purchased intangibles and goodwill of $6,562 for the period ended March 31, 1999. This unaudited pro forma combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the Company been a combined company during the specified period.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================

NOTE 4.       EQUIPMENT

              Equipment consists of the following:

===========================================================================================================================

                                                                                            MARCH 31,             APRIL 30,
                                                                                              1999                   1998
---------------------------------------------------------------------------------------------------------------------------
              Computer equipment                                                        $          83         $          33
              Office equipment and furniture                                                       32                    21
                                                                                        -------------         -------------

                                                                                                  115                    54
              Less accumulated depreciation                                                       (31)                   (8)
                                                                                        --------------        -------------

              Equipment, net                                                            $          84         $          46
===========================================================================================================================

NOTE 5.       CONVERTIBLE DEBENTURES

              Convertible debentures bear interest, payable quarterly, at the rate of 10% per annum and were to mature on December 12, 2002. The debentures could have been prepaid at any time without penalty. Commencing in December 1998, each debenture was convertible, at the option of the holder, unless previously redeemed or repurchased, at a convertible rate of one share of common stock per $1.50 principal amount of debenture.


              In order to facilitate the recapitalization of the Company and purchase of the net assets of BTC, the Company offered to exchange the principal amount of debentures for shares of the Company's common stock at a per share price of $0.40 resulting in the issuance of approximately 491 common shares. The value of shares issued on conversion of the debentures includes the inducement provided to the debenture holders of $144 and $22 of accrued interest which had been previously charged to the consolidated statement of operations and comprehensive loss was forfeited by the debenture holders on conversion.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================

NOTE 6.       SHAREHOLDERS' EQUITY

              COMMON STOCK


              The authorized share capital of ISN which, for accounting purposes, is deemed to have acquired BTC effective January 19, 1999, consisted of 20,000 common shares with a par value of $0.001. Changes in the capital stock of ISN to January 19, 1999, the effective date of the transaction with BTC, were as follows:


                                                                                  NUMBER                  COMMON STOCK AND
                                                                                 OF SHARES                 PAID-IN CAPITAL
                                                                                                                  $
----------------------------------------------------------------------------------------------------------------------------

              Founders' shares subscribed upon inception
                on April 25, 1997 for $0.001 per share,
                net of subscription receivable                                     1,653                                 --
              Shares issued for cash, net of subscription
                receivable                                                         3,217                                386
              Shares issued in exchange for amounts payable                          130                                 33
              Share issuance costs                                                    --                                (8)
----------------------------------------------------------------------------------------------------------------------------
              Balance at April 30, 1998                                            5,000                                411

              Shares issued in exchange for convertible
                debentures (Note 5)                                                  491                                362
              Shares issued in exchange for amounts payable                           93                                 37
              Shares issued for services                                           1,500                                522
              Shares issued for cash                                               2,001                                801
----------------------------------------------------------------------------------------------------------------------------
              BALANCE JANUARY 19, 1999                                             9,085                              2,133
----------------------------------------------------------------------------------------------------------------------------

              During June and July 1997, ISN offered for sale to a group of initial investors, 1,768 shares of its common stock at a per share price of $0.02. Commencing in July 1997, ISN issued approximately 1,449 shares of its common stock at a per share price of $0.25.

              During the period ended January 19, 1999, 1,500 shares were issued for services rendered at prices ranging from $0.28 to $0.40 per share. Included in this total are 950 shares issued to officers and directors of ISN for marketing and financing services.

              AS AT JANUARY 19, 1999

              For accounting purposes, the share capital of the continuing consolidated entity as at January 19, 1999 is computed as follows:

                                                                                                                        $
---------------------------------------------------------------------------------------------------------------------------

              Existing share capital and paid-in capital of ISN,
                January 19, 1999                                                                                      2,133
              Ascribed value of the shares of BTC                                                                        --
---------------------------------------------------------------------------------------------------------------------------
              SHARE CAPITAL AT JANUARY 19, 1999                                                                       2,133
---------------------------------------------------------------------------------------------------------------------------

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 6.       SHAREHOLDERS' EQUITY (CONT'D...)


              As a result of the recapitalization and the issuance of shares to the former shareholders of BTC, ISN became a wholly-owned subsidiary of BTC. For accounting purposes, at January 19, 1999, the outstanding shares of the continuing consolidated entity consisted of the number of BTC shares issued to that date with an ascribed value equal to the share capital of the continuing consolidated entity as computed above. As part of the BTC transaction the authorized share capital of the Company was increased to 50,000 common shares with a par value of $0.001. As a result, the number of outstanding shares of BTC as at January 19, 1999 is computed as follows:


                                                                                                                  NUMBER OF
                                                                                                                    SHARES
---------------------------------------------------------------------------------------------------------------------------

              Existing outstanding shares of BTC, January 19, 1999                                                    1,050
              Share transactions related to the business combination
                Issued to ISN shareholders                                                                            9,085
---------------------------------------------------------------------------------------------------------------------------
              OUTSTANDING COMMON SHARES AT JANUARY 19, 1999                                                          10,135
===========================================================================================================================

              TO MARCH 31, 1999


                                                                                           NUMBER         COMMON STOCK AND
                                                                                          OF SHARES        PAID-IN CAPITAL
                                                                                                                  $
---------------------------------------------------------------------------------------------------------------------------

              BALANCE JANUARY 19, 1999                                                     10,135                     2,133
              Shares issued for cash, net of subscription receivable                        5,038                     8,462
              Shares cancelled                                                               (700)                       --
              Shares issued on acquisition of Sportsmark Group of Companies                 1,500                     2,625
              Shares issued on acquisition of Pickem Sports, Inc.                           1,868                     3,269
              Deferred compensation related to stock options                                   --                       469
              Options granted for services                                                     --                       632
              Share issuance costs                                                             --                      (463)
---------------------------------------------------------------------------------------------------------------------------
              BALANCE MARCH 31, 1999                                                       17,841                    17,127
===========================================================================================================================

              Included in the shares outstanding as at March 31, 1999 are 561 shares to be issued for which all consideration has been received and which no other contingencies exist.

              STOCK OPTIONS


              Generally, options are granted by the Company's Board of Directors at an exercise price of not less than the fair market value of the Company's common stock at the date of grant. Options are generally granted with a term of five years from the date of issuance. Option vesting is varied ranging from the date of issuance to 2 years. The exercise price for options granted prior to the transaction with BTC was equal to the price of shares issued through private placements in effect at the date of grant. Subsequent to the transaction with BTC, the exercise price for options remained equal to the private placement price, which represented a discount to the quoted market price.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================

NOTE 6.       SHAREHOLDERS' EQUITY (CONT'D...)

              During the period ended March 31, 1999, the Company issued 970 options to parties other than employees and directors for services rendered. The fair value of these options of $632 was charged to operations.

              STOCK OPTION ACTIVITY

              The following table summarizes the Company's stock option activity:

==========================================================================================================================

                                                                                        NUMBER OF         WEIGHTED AVERAGE
                                                                                         SHARES            EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------

              Balance at inception and April 30, 1998                                             -           $           -

              Options granted and assumed                                                     3,415                    1.51
              Options exercised                                                                  50                     .80
                                                                                    ---------------           -------------

              March 31, 1999                                                                  3,365           $        1.52
===========================================================================================================================

              The following table summarizes information about options outstanding and options exercisable at March 31, 1999:

===========================================================================================================================

                                       OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------------------
                                                                WEIGHTED AVERAGE
                                            OPTIONS           REMAINING CONTRACTUAL    OPTIONS             WEIGHTED AVERAGE
              EXERCISE PRICE              OUTSTANDING                 LIFE           EXERCISABLE             EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
              $        0.40                   575                    5.0 years              575               $        0.40
                       1.75                 2,790                    4.7 years            2,200                        1.75
---------------------------------------------------------------------------------------------------------------------------
              $  0.40 - 1.75                3,365                    4.8 years            2,775               $        1.47
===========================================================================================================================


              Subsequent to period end, 450 options were granted. The intrinsic value of the options at the date of grant was $1,277. These options vest at various intervals through June 2001. An officer of the Company received 100 of these options. The officers' options had an exercise price of $4.28, vest periodically through December 1, 2000 and had an intrinsic value of $285.


              DEFERRED COMPENSATION

              The Company recorded aggregate deferred compensation of $469 during the period ended March 31, 1999. The amount recorded represents the difference between the grant price and the fair value of the Company's common stock for shares subject to options granted in fiscal 1999. Options granted below fair market value and the associated weighted average exercise price per share were 150 and $1.75 during fiscal 1999. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is 2 years. Total amortization recognized in fiscal 1999 was $20. No options were granted in fiscal 1998.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================

NOTE 6.       SHAREHOLDERS' EQUITY (CONT'D...)

              PRO FORMA DISCLOSURE

              The Company follows the intrinsic value method in accounting for its stock options. Had compensation cost been recognized based on the fair value at the date of grant from options granted in fiscal 1999, the pro forma amounts of the Company's net loss and net loss per share for fiscal 1999 would have been as follows:


              Net loss as reported                            $(3,514)
              Net loss - pro forma                            $(5,559)
              Basic and diluted loss per share as reported     $(0.45)
              Basic and diluted loss per share - pro forma     $(0.71)

              The fair value for each option granted was estimated at the date of grant using a Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions:


              Average risk-free interest rates                  5.0%
              Average expected life (in years)                  5.0
              Volatility factor                                75.0%

              The weighted average fair value of options granted during fiscal 1999 was $1.25.

NOTE 7.       INCOME TAXES

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

              A reconciliation of the combined federal and state income tax expense to the Company's income tax expense is as follows:

===========================================================================================================================

                                                                                            MARCH 31,             APRIL 30,
                                                                                              1999                   1998
----------------------------------------------------------------------------------------------------------------------------

              Tax recovery at combined federal and state rates                          $      (1,196)        $        (218)

              Higher effective rate attributable to income taxes of other countries     $        (386)        $         (70)

              Tax effect of expenses that are not deductible for income tax purposes              714                    33

              Valuation allowance                                                                 868                   255
                                                                                        -------------         -------------

                                                                                        $           -         $           -
===========================================================================================================================

              At March 31, 1999, the Company had net operating loss carryforwards of approximately $2,497. Substantially all of these carryforwards relate to the Canadian subsidiaries and will begin to expire at various times starting in 2004.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================


NOTE 7.       INCOME TAXES (CONT'D...)


              Significant components of the Company's deferred income tax assets are approximately as follows:

===========================================================================================================================

                                                                                            MARCH 31,             APRIL 30,
                                                                                              1999                   1998
---------------------------------------------------------------------------------------------------------------------------

              Net operating loss carryforwards                                          $       2,497         $         570
                                                                                          ------------          -----------
                                                                                          ------------          -----------

              Total deferred income tax assets                                          $       1,123         $         255

              Valuation allowance for deferred income tax assets                               (1,123)                 (255)
                                                                                          ------------          -----------

              Net deferred income tax assets                                            $           -         $           -
===========================================================================================================================

              A continuity of the valuation allowance is as follows:

===========================================================================================================================


                                                                                            MARCH 31,             APRIL 30,
                                                                                              1999                   1998
---------------------------------------------------------------------------------------------------------------------------

              Opening balance                                                           $         255         $           -

              Valuation allowance on deferred income tax asset                                    868                   255
                                                                                        -------------         -------------

              Closing balance                                                           $       1,123         $         255
===========================================================================================================================

              Deferred income tax credits at March 31, 1999 reflect the differences between the financial reporting and tax values of the purchased intangibles. The deferred tax recovery in the consolidated statement of operations and comprehensive loss relates to the amortization of the deferred income tax liability which resulted from the Company's acquisitions during 1999.

NOTE 8.       RELATED PARTY TRANSACTIONS

              During the period ended April 30, 1998, the Company paid or accrued approximately $49,000 of consulting fees for financial services provided by one of the Company's directors and $54,000 of wages to the Company's Chief Executive Officer, who is also one of the Company's directors and largest shareholder.

              One of the Company's shareholders has, from time to time, paid directly to third party vendors certain of the Company's expenditures. These amounts paid on behalf of the Company are recorded as non-cash reductions of accounts payable. During the eleven-month period ended March 31, 1999 and the period ended April 30, 1998, an officer and director of the Company received approximately 93,000 and 130,000 shares of the Company's common stock in exchange for amounts owed for expenditures made on behalf of the Company, which approximated $37,000 and $33,000, respectively.

                        INTERNET SPORTS NETWORK, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (All dollar and share amounts in thousands, except per share data)
==============================================================================

NOTE 9.       COMMITMENTS

              The Company leases premises, office equipment and an automobile under the terms of operating leases. The leases provide for future minimum annual lease payments as follows:


                  2000                                           $         187
                  2001                                                      73
                  2002                                                      18
                  2003                                                       5
                  2004 and thereafter                                        -
                                                                 -------------
                                                                 $         283
                                                                 -------------
                                                                 -------------

NOTE 10.      COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

              The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 1999 consolidated financial statements.

PRO FORMA INCOME STATEMENT (UNAUDITED)
11 MONTHS ENDED MARCH 31, 1999





                                                                        ISN
                                                      SportsMark California
                                       As Reported         Group   (Pickem)   Sportsbuff  Pro-forma Adj      Note       Pro-forma
                                                 A             B         C             D
                                       -----------    ----------  ---------   ----------   -----------       ----     -----------

REVENUE                                    152,000     1,558,000    179,000    1,212,000             -                  3,101,000

EXPENSES

  Prize Commitments and other direct       250,000       628,000     35,000      606,000             -                  1,519,000
    Costs
  Other Costs and Expenses               1,622,000       504,000    170,000      557,000       187,000         H,I      2,970,000
  Interest and Bank charges                 17,000         4,000          -        5,000                                   26,000
  Promotion and Advertising                367,000        55,000     (1,000)       1,000             -                    422,000
  Amortization of Capital Assets            23,000         8,000     15,000       28,000             -                     74,000
  Stock compensation, stock option and
    Debenture related costs                796,000             -          -            -             -                    796,000
  Amortization of purchased                827,000             -          -            -     9,165,000     E,F,G,J      9,992,000
    Intangibles and goodwill
                                       -----------    ----------  ---------   ----------   -----------                -----------
NET LOSS BEFORE TAXES                   (3,750,000)      350,000     10,000       35,000    (9,352,000)               (12,692,000)

Deferred income Tax Expense
(recovery)                                (236,000)        4,000     (1,000)           -    (2,571,000)  E,F,G,K       (2,800,000)
                                       -----------    ----------  ---------   ----------   -----------                -----------
NET INCOME (LOSS)                       (3,514,000)      351,000     11,000       35,000    (6,781,000)                (9,898,000)
                                       -----------    ----------  ---------   ----------   -----------                -----------
                                       -----------    ----------  ---------   ----------   -----------                -----------


PRO FORMA INCOME STATEMENT (UNAUDITED)
11 MONTHS ENDED MARCH 31, 1999





                                                                        ISN
                                                      SportsMark California
                                       As Reported         Group   (Pickem)   Sportsbuff  Pro-forma Adj      Note       Pro-forma
                                                 A             B         C             D
                                       -----------    ----------  ---------   ----------   -----------       ----     -----------

ASSETS

Current Assets
Cash and cash equivalents                2,928,000                        -      114,000    (1,000,000)         D       2,042,000
Other Current Assets                       211,000             -          -      103,000             -                    314,000
                                       -----------    ----------  ---------   ----------   -----------                -----------
Total Current Assets                     3,139,000             -          -      217,000    (1,000,000)                 2,356,000
Purchased Intangibles and goodwill,
net                                     13,492,000       351,000     11,000            -    (2,043,000)   D,E,F,G,J    11,811,000

Equipment, net                              84,000             -          -       31,000                                  115,000
                                       -----------    ----------  ---------   ----------   -----------                -----------
TOTAL ASSETS                            16,715,000       351,000     11,000      348,000    (3,043,000)                14,282,000
                                       ===========    ==========  =========   ==========   ===========                ===========
  Total current liabilities                329,000             -          -      234,000        50,000            I       623,000
  Deferred Income Taxes                  3,855,000             -          -            -      (536,000)   D,E,F,G,K     3,319,000
                                       -----------    ----------  ---------   ----------   -----------                -----------
TOTAL LIABILITIES                        4,194,000             -          -      234,000      (486,000)                 3,942,000
                                       -----------    ----------  ---------   ----------   -----------                -----------
Sharholder's Equity
Share Capital                           17,127,000             -          -        8,000     4,058,000            D    21,193,000
Deferred Compensation                     (449,000)            -          -            -             -                   (449,000)
Accumulated Deficit                     (4,157,000)      351,000     11,000        6,000    (6,615,000)         D,H   (10,404,000)
                                       -----------    ----------  ---------   ----------   -----------                -----------
Total Shareholder's Equity              12,321,000       351,000     11,000       14,000    (2,557,000)                10,340,000
                                       -----------    ----------  ---------   ----------   -----------                -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                    16,715,000       351,000     11,000      248,000    (3,043,000)                14,282,000
                                       ===========    ==========  =========   ==========   ===========                ===========



NOTES TO THE CONSOLIDATED PRO-FORMA FINANCIAL STATEMENTS FOR THE ELEVEN MONTHS ENDED MARCH 31, 1999:

The consolidated pro-forma statement of operations includes the operating results of the Sportsmark Group of Companies for the first 9 months of the period and Pickem for the first 10 months of the period. It also includes the operating results of Sportsbuff for the full 11 months of the period. No balance sheet is provided as the effects of the acquisitions is included in the September 30, 1999 financial information.

The following is a description of the pro-forma adjustments referenced in the consolidated pro-forma financial statements:

     A. Represents the results reported for the 11 month period ending March 31, 1999. These figures include the results from Sportsmark Group from February 5, 1999 to March 31, 1999 and the results of Pickem from March 5, 1999 to March 31, 1999.
     B. Pro-forma results from Sportsmark Group are calculated by taking the results from the 12 month periods ending December 31, 1998 for Sportsmark Promotions Inc, Classroom 2000 Inc and SMP SportsMark Promotions, International, Inc, and the 12 month period ending November 30, 1998 for Sportsmark Inc. and deducting the first month of results to reflect 11 months of results. The results of operations for the period February 5, 1999 to March 31, 1999 were deducted from the 11 month results to arrive at the pro-forma amounts included in this column.
     C. Pro-forma results from Pickem are calculated by taking the results from the 12 month period ending December 31, 1998 and deducting the first month of results to reflect 11 months of results. The results of operations for the period March 5, 1999 to March 31, 1999 were deducted from the 11 month results to arrive at the pro-forma amounts included in this column.
     D. Pro-forma results from Sportsbuff are calculated by taking the results from the 11 month period ending March 31, 1999. No reductions to this amount have been reflected, as no results for Sportsbuff were included in the results of operations for the 11 month period ending March 31, 1999. The acquisition of Sportsbuff consisted of purchased intangibles and goodwill of $5,087,000 and $2,035,000 respectively, the related deferred income tax liability of $2,035,000, paid for with $1,000,000 cash and $4,066,000 in common stock. Also Sportsbuff reflected capital stock of $8,000 and accumulated deficit of $29,000 at the start of the period.
     E. Recording 9 months of additional amortization of purchased intangibles and goodwill arising from the Sportsmark Group acquisition totaling $1,493,000 and $597,000 respectively. Also recording the additional amortization of the deferred income tax liability of $597,000.
     F. Recording 10 months of additional amortization of purchased intangibles and goodwill arising from the Pickem Sports acquisition totaling $2,604,000 and $1,041,000 respectively. Also recording the additional amortization of the deferred income tax liability of $1,041,000.
     G. Recording 11 months of amortization of the Sportsbuff purchased intangibles and goodwill totaling $2,331,000 and $933,000 respectively. Also recording the additional amortization of the deferred income tax liability of $933,000.
     H. Recording $137,000 of additional wages and benefits expense to reflect amounts taken as dividends by Sportsmark during the period before the acquisition.
     I. Accrual of $50,000 of acquisition costs associated with the purchase of Sportsbuff.
     J. Additional amortization of $166,000 relating to 11 months of amortization of the variance in the calculation of purchased intangibles if the acquisition of Sportsmark Group and Pickem had occurred on May 1, 1998. Purchased intangibles would have increased by $362,000 had the acquisitions occurred at the beginning of the year.
     K. The deferred income tax liability and the goodwill arose as a result of the differences between the financial reporting and tax values of the purchased intangibles acquired through the Sportsmark Group, Sportbuff and Pickem acquisitions. The deferred income tax liability is amortized into income over the same period as the goodwill.

                               CLASSROOM 2000 INC.

                              FINANCIAL STATEMENTS

                                JANUARY 31, 1999

                                AUDITORS' REPORT

To the Shareholder of
    Classroom 2000 Inc.

We have audited the balance sheet of CLASSROOM 2000 INC. as at January 31, 1999 and the statements of earnings and retained earnings and cash flows for the one month period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 1999 and the results of its operations and its cash flows for the one month period then ended in accordance with generally accepted accounting principles.


                                                          "Hudson & Company"
Calgary, Alberta                                           HUDSON & COMPANY
June 4, 1999                                             Chartered Accountants

                               CLASSROOM 2000 INC.

                                  BALANCE SHEET

                                JANUARY 31, 1999

------------------------------------------------------------------------------
                                 ASSETS
CURRENT
  Cash                                                                $  2,212
------------------------------------------------------------------------------

                               LIABILITIES
CURRENT
  Accounts payable                                                    $  6,067
  Due to affiliated company (Note 3)                                    13,998
                                                                      --------
                                                                        20,065

DUE TO SHAREHOLDER (Note 4)                                             56,700
                                                                      --------
                                                                        76,765
                                                                      --------
                            SHAREHOLDER'S EQUITY

SHARE CAPITAL (Note 5)                                                     100

RETAINED EARNINGS (DEFICIT)                                            (74,653)
                                                                      --------
                                                                       (74,553)
                                                                      --------
                                                                      $  2,212
------------------------------------------------------------------------------


APPROVED ON BEHALF OF THE BOARD:

_________________________________, Director

_________________________________, Director

                               CLASSROOM 2000 INC.

                   STATEMENT OF EARNINGS AND RETAINED EARNINGS

                 FOR THE ONE MONTH PERIOD ENDED JANUARY 31, 1999


------------------------------------------------------------------------------

REVENUE                                                               $    152
                                                                      --------
EXPENSES
  Interest and bank charges                                                518
  Office                                                                 4,972
                                                                      --------
                                                                         5,490
                                                                      --------

NET EARNINGS (LOSS)                                                     (5,338)

RETAINED EARNINGS (DEFICIT), beginning of period                       (69,315)
                                                                      --------
RETAINED EARNINGS (DEFICIT), end of period                            $(74,653)
------------------------------------------------------------------------------


                               CLASSROOM 2000 INC.

                             STATEMENT OF CASH FLOWS

                 FOR THE ONE MONTH PERIOD ENDED JANUARY 31, 1999


------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings (loss)                                           $     (5,338)

    Net change in non-cash working capital balances                       (854)
                                                                      --------
    Cash flows from (used in) operating activities                      (6,192)
                                                                      --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from affiliated companies                                   4,972
                                                                      --------

INCREASE (DECREASE) IN CASH                                             (1,220)

CASH, beginning of period                                                3,432
                                                                      --------

CASH, end of period                                                   $  2,212

------------------------------------------------------------------------------


                               CLASSROOM 2000 INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


1.    GENERAL

      Classroom 2000 Inc., is a privately owned company which was incorporated on June 17, 1997 under the Alberta Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICY

      REVENUE RECOGNITION

      The company earns revenue from membership and other fees received from newspaper, magazine and internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event



      CHANGE IN ACCOUNTING POLICY



      The company has changed its policy for the accounting of revenue recognition from recording revenues as received to the policy stated above. This change in accounting policy has not been applied retroactively, as the impact of the change on prior periods is not significant.


3.    DUE TO AFFILIATED COMPANY

      During the period the company had the following transactions with Sportsmark Inc. which has certain shareholders who are also shareholders of Sportsmark Holdings Inc.:

      Balance , beginning of the period                                $ 9,026
      Advances                                                           7,079
      Repayments                                                        (2,107)
                                                                       -------
      Balance, end of period                                           $13,998
                                                                       -------

4.    DUE TO SHAREHOLDER

      Sportsmark Holdings Inc. advanced the company $56,700 with no fixed terms of repayment.

5.    SHARE CAPITAL

      AUTHORIZED
             Unlimited number of Class A voting shares
             Unlimited number of Class B non-voting shares
             Unlimited number of Class C non-voting shares

      ISSUED
             100 Class A voting shares                                 $   100
                                                                       -------

                               CLASSROOM 2000 INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


6.    INCOME TAXES

      The company has non-capital income tax loss carry forwards of approximately $68,616 and charitable donations carry forwards of $2,635 available to apply against future years taxable income. The charitable donations expire in 2002 and the non-capital income tax loss carry forwards expire as follows:

                                    2004                        $    63,098
                                    2006                              5,518
                                                                -----------
                                                                $    68,616
                                                                -----------


7.    SUBSEQUENT EVENTS

      Effective February 1, 1999, the 100 Class A voting shares were sold to Internet Sports Network, Inc. which is an unrelated company.


8.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.    FINANCIAL INSTRUMENTS

      The company's financial instruments consist of cash, due to affiliated companies, due to shareholder and accounts payables. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate carrying values, unless otherwise noted.


10.   COMPARATIVE FIGURES

      Comparative figures for the one month period ended January 31, 1998 are not shown as this information was not readily obtainable.

                               CLASSROOM 2000 INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                AUDITORS' REPORT

To the Shareholder of
    Classroom 2000 Inc.

We have audited the balance sheets of CLASSROOM 2000 INC. as at December 31, 1998 and December 31, 1997 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

                                                          "Hudson & Company"
Calgary, Alberta                                            HUDSON & COMPANY
June 4, 1999                                           Chartered Accountants

                               CLASSROOM 2000 INC.

                                 BALANCE SHEETS


DECEMBER 31                                                                               1998                    1997
---------------------------------------------------------------------------------------------------------------------------

                                     ASSETS
CURRENT
  Cash                                                                              $         3,432         $        33,218
===========================================================================================================================

                                   LIABILITIES
CURRENT
  Accounts payable                                                                  $         6,921         $        24,437
  Due to affiliated companies (Note 3)                                                        9,026                  37,450
                                                                                    ---------------         ---------------
                                                                                             15,947                  61,887

DUE TO SHAREHOLDER (Note 4)                                                                  56,700                  41,700
                                                                                    ---------------         ---------------

                                                                                             72,647                 103,587
                                                                                    ---------------         ---------------

                              SHAREHOLDER'S EQUITY

SHARE CAPITAL (Note 5)                                                                          100                     100

RETAINED EARNINGS (DEFICIT)                                                                 (69,315)                (70,469)
                                                                                    ---------------         ---------------

                                                                                            (69,215)                (70,369)
                                                                                    ---------------         ---------------

                                                                                    $         3,432         $        33,218
===========================================================================================================================

APPROVED ON BEHALF OF THE BOARD:

_________________________________, Director

_________________________________, Director

                               CLASSROOM 2000 INC.

                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS


YEARS ENDED DECEMBER 31                                                                   1998                    1997
---------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                             $       220,435         $        69,473
                                                                                    ---------------         ---------------
EXPENSES
  Advertising and promotion                                                                  42,443                  17,798
  Consulting                                                                                  1,233                  35,000
  Interest and bank charges                                                                   2,034                   1,354
  Office                                                                                    104,963                  62,299
  Professional fees                                                                          33,152                   4,985
  Salaries                                                                                   35,456                  18,506
                                                                                    ---------------         ---------------
                                                                                            219,281                 139,942
                                                                                    ---------------         ---------------

NET EARNINGS (LOSS)                                                                           1,154                 (70,469)

RETAINED EARNINGS (DEFICIT), beginning of year                                              (70,469)                       -
                                                                                    ---------------         ---------------

RETAINED EARNINGS (DEFICIT), end of year                                            $       (69,315)        $       (70,469)
============================================================================================================================

                               CLASSROOM 2000 INC.

                            STATEMENTS OF CASH FLOWS


YEARS ENDED DECEMBER 31                                                                   1998                    1997
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings (loss)                                                             $         1,154         $       (70,469)

    Net change in non-cash working capital balances                                         (42,831)                 24,437
                                                                                    ---------------         ---------------
    Cash flows (used in) operating activities                                               (41,677)                (46,032)
                                                                                    ---------------         ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from shareholders                                                               15,000                  41,700
    Advances from (payments to) affiliated companies                                         (3,109)                 37,450
    Issuance of share capital                                                                     -                     100
                                                                                    ---------------         ---------------
    Cash flows from financing activities                                                     11,891                  79,250
                                                                                    ---------------         ---------------

INCREASE (DECREASE) IN CASH                                                                 (29,786)                 33,218

CASH, beginning of year                                                                      33,218                        -
                                                                                    ---------------         ---------------
CASH, end of year                                                                   $         3,432         $        33,218
===========================================================================================================================

                               CLASSROOM 2000 INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997


1.    GENERAL

      Classroom 2000 Inc., is a privately owned company which was incorporated on June 17, 1997 under the Alberta Business Corporations Act.


2.    SIGNIFICANT ACCOUNTING POLICY


      Revenue Recognition


      The company earns revenue from membership and other fees received from newspaper, magazine and internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event

      CHANGE IN ACCOUNTING POLICY

      The company has changed its policy for the accounting of revenue recognition from recording revenues as received to the policy stated above. This change in accounting policy has not been applied retroactively, as the impact of the change on prior periods is not significant.


3.    DUE TO AFFILIATED COMPANIES

      During the year the company had the following transactions with Sportsmark Inc. which has certain shareholders who are also shareholders of Sportsmark Holdings Inc.:

                                                                                                1998           1997
                                                                                         -------------------------------

      Balance, beginning of year                                                        $      37,450     $           -
      Management fees and GST                                                                       -            37,450
      Advances                                                                                 59,819            15,601
      Repayments                                                                              (88,243)          (15,601)
                                                                                        --------------------------------

      Balance, end of year                                                              $       9,026     $      37,450
                                                                                        --------------------------------


      During the year the company had the following transactions with Sportsmark Promotions Inc. which is owned by the shareholder of the company:

                                                                                                1998           1997
                                                                                         -------------------------------

      Balance, beginning of year                                                        $           -     $           -
      Advances                                                                                 10,369                 -
      Repayments                                                                              (10,369)                -
                                                                                        --------------------------------

      Balance, end of year                                                              $            -    $           -
                                                                                        --------------------------------

                               CLASSROOM 2000 INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997


4.    DUE TO SHAREHOLDER

      During the year the company had the following transactions with Sportsmark Holdings Inc.:


                                                                                               1998            1997
                                                                                        --------------------------------

      Balance, beginning of year                                                        $      41,700     $           -
      Advances                                                                                 50,000            41,700
      Repayments                                                                              (35,000)                -
                                                                                        --------------------------------

      Balance, end of year                                                              $      56,700     $      41,700
                                                                                        -------------------------------

5.    SHARE CAPITAL



                                                                                            1998                1997
                                                                                        ------------------------------

      Authorized
             Unlimited number of Class A voting shares Unlimited number of Class
             B non-voting shares Unlimited number of Class C non-voting shares

      Issued
             100 Class A voting shares                                                 $    100             $    100
                                                                                       ------------------------------



6.    INCOME TAXES

      The company has non-capital income tax loss carry forwards of approximately $63,098 and charitable donations carry forwards of $2,635 available to apply against future years taxable income. These carry forwards expire as follows:


                                                                                         Expires              Amount
                                                                                         -------              ------

                              Charitable donations                                        2002               $  2,635
                              Non-capital income tax loss                                 2004                $63,098


7.    SUBSEQUENT EVENTS

      Effective February 1, 1999, the 100 Class A voting shares were sold to Internet Sports Network, Inc. which is an unrelated company.

                               CLASSROOM 2000 INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997


8.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.    FINANCIAL INSTRUMENTS

      The company's financial instruments consist of cash, due to affiliated companies, due to shareholder and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate carrying values, unless otherwise noted.


10.   COMPARATIVE FIGURES

      Certain changes have been made to the comparative figures to correspond with current year presentation.

                                 SPORTSMARK INC.

                              FINANCIAL STATEMENTS

                                JANUARY 31, 1999

                                AUDITORS' REPORT

To the Shareholders of
    Sportsmark Inc.

We have audited the balance sheet of SPORTSMARK INC. as at January 31, 1999 and the statements of earnings and retained earnings and cash flows for the two month period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 1999 and the results of its operations and its cash flows for the two month period then ended in accordance with generally accepted accounting principles.

                                                          "Hudson & Company"
Calgary, Alberta                                            HUDSON & COMPANY
June 11, 1999                                          Chartered Accountants

                                 SPORTSMARK INC.

                                  BALANCE SHEET

                                JANUARY 31, 1999




                                     ASSETS
CURRENT
  Accounts receivable                                                                                       $       174,428
  Prepaid expenses                                                                                                    1,284
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                    175,712
---------------------------------------------------------------------------------------------------------------------------

CAPITAL ASSETS (Note 3)                                                                                              40,940
---------------------------------------------------------------------------------------------------------------------------

                                                                                                            $       216,652
---------------------------------------------------------------------------------------------------------------------------

                                   LIABILITIES
CURRENT
  Bank indebtedness                                                                                         $        38,229
  Accounts payable                                                                                                   93,971
  Deferred revenue                                                                                                  233,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                    365,200
---------------------------------------------------------------------------------------------------------------------------

  Due to affiliated companies (Note 4)                                                                              299,352
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                    664,552
---------------------------------------------------------------------------------------------------------------------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                                                                                    2


RETAINED EARNINGS (DEFICIT)                                                                                        (447,902)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (447,900)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                            $       216,652
===========================================================================================================================



APPROVED ON BEHALF OF THE BOARD:

_________________________________, Director

_________________________________, Director

                                 SPORTSMARK INC.

                   STATEMENT OF EARNINGS AND RETAINED EARNINGS

                 FOR THE TWO MONTH PERIOD ENDED JANUARY 31, 1999



---------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                                                     $       273,212
============================================================================================================================

EXPENSES
  Amortization                                                                                                        2,011
  Automobile                                                                                                           (294)
  Computer processing                                                                                                10,462
  Entertainment                                                                                                       2,786
  Interest and bank charges                                                                                           3,107
  Office                                                                                                              3,395
  Postage                                                                                                            39,005
  Professional fees                                                                                                   4,075
  Rent                                                                                                                8,572
  Telephone                                                                                                           4,964
  Travel, advertising and promotion                                                                                  11,796
  Wages and consulting                                                                                               82,531
                                                                                                            ---------------
                                                                                                                    172,410
                                                                                                            ---------------
NET EARNINGS (LOSS)                                                                                                 100,802
----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT), beginning of period                                                                   (548,704)
============================================================================================================================
RETAINED EARNINGS (DEFICIT), end of period                                                                  $      (447,902)
============================================================================================================================


                                 SPORTSMARK INC.

                             STATEMENT OF CASH FLOWS

                 FOR THE TWO MONTH PERIOD ENDED JANUARY 31, 1999



----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings (loss)                                                                                     $       100,802
----------------------------------------------------------------------------------------------------------------------------
    Item not affecting cash
        Amortization                                                                                                  2,011
                                                                                                            ---------------
                                                                                                                    102,813
----------------------------------------------------------------------------------------------------------------------------

    Net change in non-cash working capital balances                                                                (293,934)
                                                                                                            ---------------
    Cash flows (used in) operating activities                                                                      (191,121)
                                                                                                            ---------------
CASH FLOWS FROM INVESTING ACTIVITY
    Purchase of capital assets                                                                                       (4,385)
                                                                                                            ---------------
CASH FLOWS FROM FINANCING ACTIVITY
    Payments to affiliated companies                                                                                (17,692)
                                                                                                            ---------------
DECREASE IN CASH                                                                                                   (213,198)

CASH, beginning of period                                                                                           174,969
                                                                                                            ---------------
CASH (DEFICIENCY), end of period                                                                            $       (38,229)
============================================================================================================================


                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


1.    GENERAL

      Sportsmark Inc., is a privately owned company which was incorporated on October 20, 1986 under the Alberta Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES


      Revenue Recognition



      The company earns revenue from membership and other fees received from newspaper, magazine and internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event



      Change in Accounting Policy



      The company has changed its policy for the accounting of revenue recognition from recording revenues as received to the policy stated above. This change in accounting policy has been applied retroactively. As a result of this retroactive restatement, the opening deficit has been increased by $389,000, revenue for the period has been increased by $156,000 and deferred revenue has been increased by $233,000.



      Capital Assets


      Capital assets are recorded at cost and are amortized using the following annual rates and method:

                  Office equipment                -     20% declining balance
                  Computer equipment              -     30% declining balance


      Foreign Exchange


      Assets, liabilities, revenue or expenses arising from foreign transactions are translated into Canadian dollars by the use of the exchange rate in effect at that date. At period end monetary items denominated in foreign currency are adjusted to reflect the exchange rate in effect at the period end date and any gain or loss which results is included in the net earnings for that period.

3.    CAPITAL ASSETS

                                                                               Accumulated                      Net Book
                                                 Cost                         Amortization                        Value
                                            -------------------------------------------------------------------------------

         Office equipment                   $       20,676                   $      16,909                   $        3,767
         Computer equipment                        167,351                         130,178                           37,173
                                            -------------------------------------------------------------------------------
                                            $      188,027                   $     147,087                   $       40,940
                                            -------------------------------------------------------------------------------

                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


4.    DUE TO AFFILIATED COMPANIES

      During the period the company had the following transactions with Sportsmark Holdings Inc. which is owned by certain individuals who are shareholders of the company:

      Balance, beginning of period                           $    (317,044)
      Foreign exchange adjustment                                    3,695
                                                             --------------
      Balance, end of period                                 $    (313,349)
                                                             ---------------

      During the period the company had the following transactions with Sportsmark Promotions Inc. which is owned by Sportsmark Holdings Inc.:

      Balance, beginning of period                           $           -
      Advances                                                      53,970
      Payments received                                            (53,970)
                                                             -------------
      Balance, end of period                                 $           -
                                                             --------------


      During the period the company had the following transactions with Classroom 2000 Inc. which is owned by Sportsmark Holdings Inc.:

      Balance, beginning of period                           $           -
      Advances                                                      14,369
      Payments received                                               (372)
                                                             -------------
      Balance, end of period                                 $      13,997
                                                             --------------


5.    SHARE CAPITAL


      Authorized

                  50 Class A common voting shares without nominal or par value 50 Class B common non-voting shares without nominal or par value
             Unlimited number of Class C common voting shares Unlimited number of Class D preferred non-voting shares with a fixed non-cumulative dividend at the rate of .375% and redeemable at $1,000 per share


      Issued

                100 Class C common voting shares                  $          1
             1,200 Class D preferred non-voting shares                       1
                                                                  -------------
                                                                  $          2
                                                                  -------------

                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


6.    INCOME TAX

      The company has non-capital income tax loss carry forwards of approximately $257,274 available to apply against future years taxable income. These non-capital losses expire as follows:

               2003                                           $      60,521
               2004                                                  60,034
               2005                                                  85,108
               2006                                                  51,611


      Deferred income taxes arising from deferred revenue and income tax loss carry forwards have not been given recognition in these statements. The total estimated net deferred income tax asset not recorded is $7,000



7.    COMMITMENTS

      The minimum rentals payable under long-term operating leases, exclusive of certain operating costs for which the company is responsible are as follows:

                1999                                           $      66,957
                2000                                                  28,086
                2001                                                   9,708
                                                              --------------
                                                               $     104,751


8.    SUBSEQUENT EVENTS

      Effective February 1, 1999, the 100 Class C common voting shares and 1200 Class D preferred non-voting shares were sold to Internet Sports Network, Inc. which is an unrelated company.


9.    FINANCIAL INSTRUMENTS

      The company's financial instruments consist of cash, due to affiliated companies and accounts payables. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate carrying values, unless otherwise noted.

                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


10.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


11.   COMPARATIVE FIGURES

      Comparative figures for the two month period ended January 31, 1998 are not shown as the information was not readily obtainable.

                                 SPORTSMARK INC.

                              FINANCIAL STATEMENTS

                           NOVEMBER 30, 1998 AND 1997

                                AUDITORS' REPORT

To the Shareholders of
    Sportsmark Inc.

We have audited the balance sheets of SPORTSMARK INC. as at November 30, 1998 and November 30, 1997 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 1998 and November 30, 1997 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

                                                           "Hudson & Company"
Calgary, Alberta                                            HUDSON & COMPANY
June 11, 1999                                            Chartered Accountants

                                 SPORTSMARK INC.

                                 BALANCE SHEETS



NOVEMBER 30                                                                               1998                    1997
---------------------------------------------------------------------------------------------------------------------------
                                     ASSETS
CURRENT
  Cash                                                                              $       174,969         $       102,498
  Accounts receivable                                                                        95,161                 103,535
  Prepaid expenses                                                                            2,635                        -
                                                                                    ---------------------------------------

                                                                                            272,765                 206,033

CAPITAL ASSETS (Note 3)                                                                      38,565                  47,497
                                                                                    ---------------------------------------

                                                                                    $       311,330         $       253,530
---------------------------------------------------------------------------------------------------------------------------

                                   LIABILITIES
CURRENT
  Accounts payable                                                                  $       153,988         $       154,013
  Deferred revenue                                                                          389,000                 493,000
                                                                                    ---------------------------------------

                                                                                            542,988                 647,013

DUE TO AFFILIATED COMPANIES (Note 4)                                                        317,044                 164,124
                                                                                    ---------------------------------------
                                                                                            860,032                 811,137
===========================================================================================================================


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                                                            2                       2


RETAINED EARNINGS (DEFICIT)                                                                (548,704)               (557,609)
                                                                                    ---------------------------------------
                                                                                           (548,702)               (557,607)
---------------------------------------------------------------------------------------------------------------------------


                                                                                    $       311,330         $       253,530
===========================================================================================================================



APPROVED ON BEHALF OF THE BOARD:

_________________________________, Director

_________________________________, Director

                                 SPORTSMARK INC.

                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS



YEARS ENDED NOVEMBER 30                                                                   1998                    1997
---------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                             $      1,268,305         $     1,391,780
---------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Amortization                                                                               14,626                  17,795
  Automobile                                                                                    604                   4,352
  Computer processing                                                                       233,045                 248,424
  Entertainment                                                                               4,608                   6,425
  Interest and bank charges                                                                  16,471                   8,217
  Office                                                                                     80,977                 134,719
  Postage                                                                                   198,945                 187,914
  Professional fees                                                                          12,810                 128,776
  Rent                                                                                       52,120                  52,268
  Royalties                                                                                  16,453                       -
  Telephone                                                                                  90,961                  92,721
  Travel, advertising and promotion                                                          55,777                 104,864
  Wages and consulting                                                                      482,003                 477,436
                                                                                    ---------------------------------------
                                                                                          1,259,400               1,463,911
                                                                                    ---------------------------------------
NET EARNINGS (LOSS)                                                                           8,905                (72,131)
==========================================================================================================================


RETAINED EARNINGS (DEFICIT), beginning of year                                             (557,609)              (485,478)

RETAINED EARNINGS (DEFICIT), end of year                                            $      (548,704)        $      (557,609)
==========================================================================================================================


                                 SPORTSMARK INC.

                            STATEMENTS OF CASH FLOWS



YEARS ENDED NOVEMBER 30                                            1998                1997
-------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

    Net earnings (loss)                                       $   8,905           $ (72,131)
    Item not affecting cash
        Amortization                                             14,626              17,795
                                                              -----------------------------
                                                                 23,531             (54,336)

    Net change in non-cash working capital balances             (98,285)            (72,056)
-------------------------------------------------------------------------------------------

    Cash flows (used in) operating activities                   (74,754)           (126,392)
                                                              ---------           ----------

CASH FLOWS FROM INVESTING ACTIVITY
    Purchase of capital assets                                   (5,694)            (13,073)
                                                              ---------           ----------

CASH FLOWS FROM FINANCING ACTIVITY
    Advances from (payments to) affiliated companies            152,919             (29,722)
                                                              ---------           ----------

INCREASE (DECREASE) IN CASH                                      72,471            (169,187)

CASH, beginning of year                                         102,498             271,685
                                                              ---------           ----------

CASH, end of year                                             $ 174,969           $ 102,498
===========================================================================================


                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                           NOVEMBER 30, 1998 and 1997


1.    GENERAL

      Sportsmark Inc., is a privately owned company which was incorporated on October 20, 1986 under the Alberta Business Corporations Act.


2.    SIGNIFICANT ACCOUNTING POLICIES


      REVENUE RECOGNITION



      The company earns revenue from membership and other fees received from newspaper, magazine and internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event




      CHANGE IN ACCOUNTING POLICY



      The company has changed its policy for the accounting of revenue recognition from recording revenues as received to the policy stated above. This change in accounting policy has been applied retroactively. As a result of this retroactive restatement, the opening deficit has been increased by $493,000 (1997 - $514,000), revenue for the year has been increased by $104,000 (1997 - $21,000) and deferred revenue has been increased by $389,000 (1997 - $493,000).



      CAPITAL ASSETS


      Capital assets are recorded at cost and are amortized using the following annual rates and method:

                  Office equipment                -     20% declining balance
                  Computer equipment              -     30% declining balance


      FOREIGN EXCHANGE


      Assets, liabilities, revenue or expenses arising from foreign transactions are translated into Canadian dollars by the use of the exchange rate in effect at that date. At year end monetary items denominated in foreign currency are adjusted to reflect the exchange rate in effect at the year end date and any gain or loss which results is included in the net earnings for that year.

3.    CAPITAL ASSETS

                                                                                                1998                1997
                                            ------------------------------------------------------------------------------
                                                                   Accumulated
                                                 Cost             Amortization                    Net Book Value
                                            ------------------------------------------------------------------------------

         Office equipment                   $        20,675     $        16,776       $         3,899      $        42,803
         Computer equipment                         162,966             128,300                34,666                4,694
                                            ------------------------------------------------------------------------------
                                            $       183,641     $       145,076       $        38,565      $        47,497
                                            ------------------------------------------------------------------------------


                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                           NOVEMBER 30, 1998 and 1997


4.    DUE TO AFFILIATED COMPANIES

      During the year the company had the following transactions with Sportsmark Holdings Inc. which is owned by certain individuals who are shareholders of the company:


                                                                                                 1998          1997
                                                                                        --------------------------------
      Balance, beginning of year                                                        $    (201,574)    $    (193,846)
      Advanced during the year                                                               (100,000)                -
      Foreign exchange adjustment                                                             (15,470)           (7,728)
                                                                                        --------------------------------
      Balance, end of year                                                              $    (317,044)    $    (201,574)
                                                                                        --------------------------------


      During the year the company had the following transactions with Sportsmark Promotions Inc. which is owned by Sportsmark Holdings Inc.:


                                                                                               1998            1997
                                                                                        --------------------------------

      Balance, beginning of year                                                        $           -     $           -
      Revenue                                                                                 134,758            81,750
      Advances                                                                                 27,009                 -
      Payments received                                                                      (161,767)          (81,750)
                                                                                        --------------------------------

      Balance, end of year                                                              $           -     $           -
                                                                                        --------------------------------


      During the year the company had the following transactions with Classroom 2000 Inc. which is owned by Sportsmark Holdings Inc.:


                                                                                               1998            1997
                                                                                        --------------------------------

      Balance, beginning of year                                                        $      37,450     $           -
      Revenue and GST                                                                               -            37,450
      Advances                                                                                 51,149                 -
      Payments received                                                                       (88,599)                -
                                                                                        --------------------------------

      Balance, end of year                                                              $            -    $      37,450
                                                                                        --------------------------------


                                 SPORTSMARK INC.

                          NOTES TO FINANCIAL STATEMENTS

                           NOVEMBER 30, 1998 and 1997


5.    SHARE CAPITAL


                                                                                             1998                 1997
                                                                                        --------------------------------

      AUTHORIZED
                  50 Class A common voting shares without nominal or par value
                  50 Class B common non-voting shares without nominal or par value
             Unlimited number of Class C common voting shares Unlimited number of Class D preferred non-voting shares with a fixed non-cumulative dividend at the rate of .375% and redeemable at $1,000 per share

      ISSUED
                100 Class C common voting shares                                       $      1             $      1
             1,200 Class D preferred non-voting shares                                        1                    1
                                                                                        --------------------------------

                                                                                       $      2             $      2
                                                                                        --------------------------------



6.    INCOME TAX

      The company has non-capital income tax loss carry forwards of approximately $205,663 available to apply against future years taxable income. The non-capital losses expire as follows:

                                    2003                         $      60,521
                                    2004                                60,034
                                    2005                                85,108



      Deferred income taxes arising from deferred revenue and income tax loss carry forwards have not been given recognition in these statements. The total estimated net deferred income tax asset not recorded is $37,000 (1998 - $74,000)


7.    COMMITMENTS

      The minimum rentals payable under long-term operating leases, exclusive of certain operating costs for which the company is responsible are as follows:


                                    1999                       $        80,195
                                    2000                                28,086
                                    2001                                 9,708
                                                               ---------------
                                                               $       117,989
                                                               ---------------


8.    SUBSEQUENT EVENTS

      Effective February 1, 1999, the 100 Class C common voting shares and 1200 Class D preferred non-voting shares were sold to Internet Sports Network, Inc. which is an unrelated company.

                          NOTES TO FINANCIAL STATEMENTS

                           NOVEMBER 30, 1998 and 1997


9.    FINANCIAL INSTRUMENTS

      The company's financial instruments consist of cash, accounts receivables, due to affiliated companies and accounts payables. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate carrying values, unless otherwise noted.

10.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                           SPORTSMARK PROMOTIONS INC.

                              FINANCIAL STATEMENTS

                                JANUARY 31, 1999

                                AUDITORS' REPORT

To the Shareholder of
    Sportsmark Promotions Inc.

We have audited the balance sheet of SPORTSMARK PROMOTIONS INC. as at January 31, 1999 and the statements of earnings and retained earnings and cash flows for the one month period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 1999 and the results of its operations and its cash flows for the one month period then ended in accordance with generally accepted accounting principles.

                                                           "Hudson & Company"
Calgary, Alberta                                            HUDSON & COMPANY
June 7, 1999                                             Chartered Accountants

                           SPORTSMARK PROMOTIONS INC.

                                  BALANCE SHEET

                                JANUARY 31, 1999



---------------------------------------------------------------------------------------------------------------------------
                                     ASSETS

CURRENT
  Cash                                                                                                      $        23,104
  Due from affiliated companies (Note 3)                                                                             78,256
                                                                                                            ---------------
                                                                                                                    101,360
INCORPORATION COSTS                                                                                                     936
                                                                                                            ---------------



                                                                                                            $       102,296
                                                                                                            ---------------
                                                                                                            ---------------

                                   LIABILITIES
CURRENT
  Accounts payable                                                                                          $        11,340
                                                                                                            ---------------

  Deferred revenue                                                                                                    3,000
                                                                                                            ---------------

                                                                                                                     14,340
                                                                                                            ---------------

                              SHAREHOLDER'S EQUITY

SHARE CAPITAL (Note 5)                                                                                                  100

RETAINED EARNINGS                                                                                                    87,956
                                                                                                            ---------------

                                                                                                            $       102,296
                                                                                                            ---------------





APPROVED ON BEHALF OF THE BOARD:

_________________________________, Director

_________________________________, Director

                           SPORTSMARK PROMOTIONS INC.

                   STATEMENT OF EARNINGS AND RETAINED EARNINGS

                 FOR THE ONE MONTH PERIOD ENDED JANUARY 31, 1999




---------------------------------------------------------------------------------------------------------------------------

REVENUE                                                                                                      $       1,000
EXPENSES
  Office                                                                                                                97
                                                                                                            ---------------

NET EARNINGS (LOSS)                                                                                                    903

RETAINED EARNINGS, beginning of period                                                                              86,953
                                                                                                            ---------------


RETAINED EARNINGS, end of period                                                                             $      87,856
                                                                                                            ---------------
                                                                                                            ---------------

                           SPORTSMARK PROMOTIONS INC.

                            STATEMENT OF CASH FLOWS

                 FOR THE ONE MONTH PERIOD ENDED JANUARY 31, 1999



---------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES

    Net earnings                                                                                            $          903

    Net change in non-cash working capital balances                                                                (65,743)
                                                                                                            ---------------

    Cash flows (used in) operating activities                                                                      (64,840)
                                                                                                            ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from shareholder                                                                                        2,000
    Payments to affiliated companies                                                                              (169,984)
                                                                                                            ---------------

    Cash flows from (used in) financing activities                                                                (167,984)
                                                                                                            ---------------

DECREASE IN CASH                                                                                                  (232,824)

CASH, beginning of period                                                                                          255,928
                                                                                                            ---------------
CASH, end of period                                                                                         $       23,104
---------------------------------------------------------------------------------------------------------------------------


                           SPORTSMARK PROMOTIONS INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999

1.    GENERAL

      Sportsmark Promotions Inc., is a privately owned company which was incorporated on June 24, 1992 under the State of Delaware and which operates in the State of Arizona. As the company was incorporated in the United States of America and has all of its operations in the United States of America the financial statements are reported in United States dollars.

2.    SIGNIFICANT ACCOUNTING POLICY

      REVENUE RECOGNITION


      The company earns revenue from membership and other fees received from newspaper, magazine and internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event.




      CHANGE IN ACCOUNTING POLICY



      The company has changed its policy for the accounting of revenue recognition from recording revenues as received to the policy stated above. This change in accounting policy has been applied retroactively. As a result of this retroactive restatement, retained earnings has been decreased by $4,000, revenue for the period has been increased by $1,000 and deferred revenue has been increased by $3,000.


3.    DUE FROM AFFILIATED COMPANIES

      During the period, the company had the following transactions with Sportsmark Promotions International Inc. which is owned by Sportsmark Holdings Inc.:

      Balance , beginning of period                                                                       $     (91,728)
      Advances                                                                                                   24,422
      Repayments                                                                                                145,562
                                                                                                          -------------
      Balance, end of period                                                                              $      78,256
                                                                                                          -------------
                                                                                                          -------------

      During the period, the company had the following transactions with Sportsmark Inc. which has certain shareholders who are also shareholders of Sportsmark Holdings Inc.:

      Balance , beginning of period                                                                       $           -
      Advances                                                                                                   52,127
      Repayments                                                                                                (52,127)
                                                                                                          -------------
      Balance, end of period                                                                              $           -
                                                                                                          -------------
                                                                                                          -------------


4.    DUE FROM SHAREHOLDER

      During the period, the company had the following transactions with Sportsmark Holdings Inc.:


      Balance , beginning of period                                                                       $        2,000
      Repayments                                                                                                  (2,000)
                                                                                                          --------------
      Balance, end of period                                                                              $           -
                                                                                                          --------------


                           SPORTSMARK PROMOTIONS INC.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


5.    SHARE CAPITAL


      AUTHORIZED
             10,000  voting shares

      ISSUED
                  100 voting shares                                                                        $       100
                                                                                                           -----------


6.    INCOME TAXES

      The company has net operating loss carry forwards of approximately $16,928 which are available to apply against future years taxable income in the State of Arizona. These carry forwards expire in 2003.

7.    SUBSEQUENT EVENTS

      Effective February 1, 1999, the 100 voting shares were sold to Internet Sports Network, Inc. which is an unrelated company.


8.    FINANCIAL INSTRUMENTS

      The company's financial instruments consist of cash, due from affiliated companies and accounts payables. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximate carrying values, unless otherwise noted.


9.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.   COMPARATIVE FIGURES

      Comparative figures for the one month period ended January 31, 1998 are not shown as the information was not readily obtainable.

                           SPORTSMARK PROMOTIONS INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                AUDITORS' REPORT

To the Shareholder of
    Sportsmark Promotions Inc.

We have audited the balance sheets of SPORTSMARK PROMOTIONS INC. as at December 31, 1998 and December 31, 1997 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

                                        "Hudson & Company"
Calgary, Alberta                        HUDSON & COMPANY
June 7, 1999                            Chartered Accountants

                           SPORTSMARK PROMOTIONS INC.

                                 BALANCE SHEETS



DECEMBER 31                                                                               1998                    1997
---------------------------------------------------------------------------------------------------------------------------
                                     ASSETS
CURRENT
  Cash                                                                              $       255,928         $       375,469
  Due from shareholder (Note 4)                                                               2,000                   2,000
                                                                                    ---------------------------------------
                                                                                            257,928                 377,469

INCORPORATION COSTS                                                                             936                     936
                                                                                    ---------------------------------------
                                                                                    $       258,864         $       378,405
===========================================================================================================================
                                   LIABILITIES
CURRENT
  Accounts payable                                                                  $        76,083         $       134,428
  Deferred revenue                                                                            4,000                   6,000
  Income taxes payable                                                                            -                   1,405
  Due to affiliated companies (Note 3)                                                       91,728                 134,593
                                                                                    ---------------------------------------

                                                                                            171,811                 276,426
                                                                                    ---------------------------------------
                              SHAREHOLDER'S EQUITY

SHARE CAPITAL (Note 5)                                                                          100                     100


RETAINED EARNINGS                                                                            86,953                 101,879
---------------------------------------------------------------------------------------------------------------------------
                                                                                             87,053                 101,979
---------------------------------------------------------------------------------------------------------------------------
                                                                                    $       258,864         $       378,405
===========================================================================================================================



APPROVED ON BEHALF OF THE BOARD:

_________________________________, Director

_________________________________, Director

                           SPORTSMARK PROMOTIONS INC.

                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS



YEARS ENDED DECEMBER 31                                                                   1998                    1997
---------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                             $        52,728         $       128,590
---------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Consulting fees                                                                            50,000                 101,000
  Interest and bank charges                                                                       -                     851
  Office                                                                                        186                     268
  Professional fees                                                                          17,468                   1,429
                                                                                    ---------------------------------------
                                                                                             67,654                 103,548
                                                                                    ---------------------------------------

Earnings (loss) before income taxes                                                         (14,926)                 25,042
---------------------------------------------------------------------------------------------------------------------------

INCOME TAXES                                                                                      -                   1,405
                                                                                    ---------------------------------------

NET EARNINGS (LOSS)                                                                         (14,926)                 23,637
---------------------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS, beginning of year                                                        101,879                  78,242
---------------------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS, end of year                                                      $        86,953         $       101,879
---------------------------------------------------------------------------------------------------------------------------


                           SPORTSMARK PROMOTIONS INC.

                            STATEMENTS OF CASH FLOWS



YEARS ENDED DECEMBER 31                                                                   1998                    1997
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Net earnings (loss)                                                             $       (14,926)        $        23,637
    Net change in non-cash working capital balances                                         (61,750)                (25,611)
---------------------------------------------------------------------------------------------------------------------------
    Cash flows (used in) operating activities                                               (76,676)                 (1,974)
                                                                                    ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from (payments to) affiliated companies                                        (42,865)                 85,576
                                                                                    ---------------------------------------
INCREASE (DECREASE) IN CASH                                                                (119,541)                 83,602

CASH, beginning of year                                                                     375,469                 291,867
                                                                                    ---------------------------------------
CASH, end of year                                                                   $       255,928         $       375,469
===========================================================================================================================


                           SPORTSMARK PROMOTIONS INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997
1.    GENERAL

      Sportsmark Promotions Inc., is a privately owned company which was incorporated on June 24, 1992 under the State of Delaware and which operates in the State of Arizona. As the company was incorporated in the United States of America and has all of its operations in the United States of America the financial statements are reported in United States dollars.

2.    SIGNIFICANT ACCOUNTING POLICY


      REVENUE RECOGNITION

      The company earns revenue from membership and other fees received from newspaper, magazine and internet-based sports information and sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event.



      CHANGE IN ACCOUNTING POLICY

      The company has changed its policy for the accounting of revenue recognition from recording revenues as received to the policy stated above. This change in accounting policy has been applied retroactively. As a result of this retroactive restatement, opening retained earnings has been decreased by $6,000 (1997 - $25,000), revenue for the year has been increased by $2,000 (1997 - $19,000) and deferred revenue has been increased by $4,000 (1997 - $6,000).


3.    DUE TO AFFILIATED COMPANIES

      During the year the company had the following transactions with Sportsmark Inc. which has certain shareholders who are also shareholders of Sportsmark Holdings Inc.:


                                                                                               1998                  1997
                                                                                        -----------------------------------
      Balance, beginning of year                                                        $      49,735     $           -
      Consulting fees                                                                          50,000           101,000
      Advances                                                                                 10,228             8,735
      Repayments                                                                             (109,963)          (60,000)
                                                                                        --------------------------------
      Balance, end of year                                                              $            -    $      49,735
                                                                                        -------------------------------

      During the year the company had the following transactions with Sportsmark Promotions International Inc. which is owned by Sportsmark Holdings Inc.:


                                                                                                1998           1997
                                                                                        --------------------------------
      Balance, beginning of year                                                        $      84,858     $      49,017
      Revenue                                                                                  50,728           109,590
      Advances                                                                                290,211           183,812
      Repayments                                                                             (334,069)         (257,561)
                                                                                        --------------------------------
      Balance, end of year                                                              $      91,728     $      84,858
                                                                                        --------------------------------


      During the year the company had the following transactions with Classroom 2000 Inc. which is owned by Sportsmark Holdings Inc.:


                                                                                              1998             1997
                                                                                        --------------------------------
      Balance, beginning of year                                                        $           -     $           -
      Advances                                                                                  7,000                 -
      Repayments                                                                               (7,000)                -
                                                                                        --------------------------------
      Balance, end of year                                                              $            -    $           -
                                                                                        --------------------------------

                           SPORTSMARK PROMOTIONS INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997

4.    DUE FROM SHAREHOLDER

      In a prior year the company advanced Sportsmark Holdings Inc. $2,000, with no fixed terms of repayment.


5.    SHARE CAPITAL


                                                                                             1998               1997
                                                                                       --------------------------------
      AUTHORIZED
             10,000 voting shares

      ISSUED
                 100 voting shares                                                     $    100             $    100
                                                                                       --------------------------------


6.    INCOME TAXES

      The company has net operating loss carry forwards of approximately $16,928 which are available to apply against future years taxable income in the State of Arizona. These carry forwards expire in 2003.


7.    SUBSEQUENT EVENTS

      Effective February 1, 1999, the 100 voting shares were sold to Internet Sports Network, Inc. which is an unrelated company.


8.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                           SPORTSMARK PROMOTIONS INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997


9.    FINANCIAL INSTRUMENTS

      The company's financial instruments consist of cash, due from shareholder, due to affiliated companies and accounts payables. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate carrying values, unless otherwise noted.


10.   COMPARATIVE FIGURES

      Certain changes have been made to the comparative figures to correspond with current year presentation.

                                    CONSOLIDATED FINANCIAL STATEMENTS

                                    INTERNET SPORTS NETWORK, INC.


                                    (UNAUDITED)



                                    SEPTEMBER 30, 1999

INTERNET SPORTS NETWORK, INC.
CONSOLIDATED BALANCE SHEET


                                                                      (unaudited)         (Note 1)
                                                                     September 30,        March 31,
                                                                          1999               1999
ASSETS
     Current
       Cash and cash equivalents                                         $  1,297,000        $ 2,928,000
       Receivables                                                            482,000            182,000
       Prepaid expenses                                                        55,000             29,000
                                                                   --------------------------------------
                                                                            1,834,000          3,139,000

     Equipment, net (note 3)                                                  434,000             84,000

     Deferred charges (note 4)                                              1,125,000                -0-

     Purchased intangibles, net (note 2)                                   13,127,000          9,637,000
     Goodwill, net (note 2)                                                 4,697,000          3,855,000
                                                                   --------------------------------------
                                                                         $ 21,217,000       $ 16,715,000
                                                                   ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
       Accounts payable                                                   $   542,000         $  171,000
       Accrued liabilities                                                     35,000            137,000
       Purchase price liability (note 2)                                      500,000                -0-
       Deferred revenue                                                       401,000                -0-
       Accrued prize commitments                                              275,000             31,000
       Loan payable (Note 6)                                                  250,000                -0-
                                                                   --------------------------------------
                                                                            2,003,000            339,000

     Deferred income taxes (note 7)                                         4,697,000          3,855,000
                                                                   --------------------------------------

                                                                            6,700,000          4,194,000
                                                                   --------------------------------------

     Shareholders' equity (note 5)
       Common stock and additional paid-in capital, $0.001 par
                Value
         50,000,000 shares authorized
         20,200,000 outstanding (March 31, 1999 - 17,841,000)              38,204,000         17,127,000
         Share subscription receivable for 475,000 shares
                subscribed                                                   (190,000)               -0-
         Deferred compensation                                            (10,699,000)          (449,000)
         Accumulated deficit                                              (12,798,000)        (4,157,000)
                                                                   --------------------------------------

                                                                           14,517,000         12,521,000
                                                                   --------------------------------------

                                                                         $ 21,217,000       $ 16,715,000
                                                                   ======================================

INTERNET SPORTS NETWORK, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS


                                                  (unaudited)      (unaudited)      (unaudited)      (unaudited)
                                                   Six Months       Six Months      Three Months     Three Months
                                                     Ending           Ending           Ending           Ending
                                                 September 30,     October 31,     September 30,     October 31,
                                                      1999             1998             1999             1998
REVENUE                                          $  1,861,000     $     69,000     $  1,189,000     $     61,000
                                               -------------------------------------------------------------------

EXPENSES
     Prize commitments and other direct costs         920,000           74,000          763,000           47,000
     Salaries and benefits                            921,000          135,000          535,000           85,000
     Consulting fees                                  516,000           46,000          296,000           35,000
     Advertising                                      228,000          303,000          140,000          282,000
     General and administrative                     1,096,000          207,000          611,000          166,000
     Depreciation                                      65,000            7,000           60,000            3,000
     Amortization of purchased intangibles          3,440,000              -0-        2,145,000              -0-
     Amortization of goodwill                       1,285,000              -0-          776,000              -0-
     Options granted for services provided          1,145,000              -0-        1,145,000              -0-
     Amortization of stock compensation             1,850,000              -0-        1,637,000              -0-
     Amortization of deferred charges                 225,000              -0-          225,000              -0-
     Acquisition costs                                 96,000              -0-           45,000              -0-
                                               -------------------------------------------------------------------

     Total expenses                                11,787,000          772,000        8,378,000          608,000
                                               -------------------------------------------------------------------

     Net loss before income taxes                  (9,926,000)        (703,000)      (7,189,000)        (547,000)

     Deferred income tax recovery                  (1,285,000)             -0-         (776,000)             -0-
                                               -------------------------------------------------------------------

     Net loss and comprehensive loss               (8,641,000)        (703,000)      (6,413,000)        (547,000)
                                               ===================================================================

NET LOSS PER SHARE                               $      (0.45)    $      (0.11)    $      (0.33)    $      (0.08)
                                               ===================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                19,069,000        6,290,000       19,591,000        6,580,000
                                               ===================================================================

INTERNET SPORTS NETWORK, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Unaudited)


                                                                       Common
                                                                    Stock and
                                                                   Additional
                                                       Number         Paid in          Deferred     Accumulated
                                                    Of Shares         Capital      Compensation         Deficit          Total
                                                    ---------      ----------      ------------     -----------          -----
Balance at March 31, 1999                          17,841,000       17,127,000        (449,000)      (4,157,000)       12,521,000

Shares issued on acquisition of Ultimate
Sports Publishing                                     125,000          750,000              -0-              -0-          750,000

Shares issued in acquisition of Innovation
Partners Inc.                                         616,000        4,066,000              -0-              -0-        4,066,000

Shares issued for cash                                943,000        1,526,000              -0-              -0-        1,526,000

Deferred compensation related to stock
options                                                   -0-       12,100,000     (12,100,000)              -0-              -0-

Shares issued in exchange for deferred
charges                                               200,000        1,350,000              -0-              -0-        1,350,000

Options granted for service                               -0-        1,145,000              -0-              -0-        1,145,000

Shares issued for subscription receivable             475,000          190,000              -0-              -0-          190,000

Amortization of deferred compensation
related to stock options                                  -0-              -0-        1,850,000              -0-        1,850,000

Share issuance costs                                      -0-         (50,000)              -0-              -0-         (50,000)

Net loss                                                  -0-              -0-              -0-      (8,641,000)      (8,641,000)
                                             -------------------------------------------------------------------------------------

Balance at September 30, 1999                      20,200,000       38,204,000     (10,699,000)     (12,798,000)       14,707,000
                                             -------------------------------------------------------------------------------------

Less share subscription receivable                                                                                      (190,000)
                                                                                                                 -----------------

Total Shareholders' Equity at September 30, 1999                                                                       14,517,000
                                                                                                                 -----------------

INTERNET SPORTS NETWORK, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                            (unaudited)              (unaudited)
                                                                       Six Months Ended         Six Months Ended
                                                                     September 30, 1999         October 31, 1998
                                                                     ------------------         ----------------
OPERATING ACTIVITIES
Net loss                                                                  $  (8,641,000)            $   (703,000)
Adjustment to reconcile net loss to
     net cash used in operating activities:
Depreciation                                                                     65,000                    7,000
Amortization of stock compensation                                            1,850,000                      -0-
Options granted for services provided                                         1,145,000                      -0-
Amortization of deferred charges                                                225,000                      -0-
Amortization of purchased intangibles                                         3,440,000                      -0-
Amortization of goodwill                                                      1,285,000                      -0-
Deferred income tax recovery                                                 (1,285,000)                     -0-
Changes in other operating assets and liabilities:
  Increase in receivables                                                      (276,000)                 (13,000)
  Increase in prepaid expenses                                                  (26,000)                 (54,000)
  Increase in accounts payable                                                   21,000                   28,000
  Increase in accrued liabilities                                               142,000                   51,000
  Increase in deferred revenue                                                  401,000                      -0-
                                                               --------------------------------------------------
Net cash used in operating activities                                        (1,654,000)                (684,000)
                                                               --------------------------------------------------

INVESTING ACTIVITIES
Purchase of Ultimate Sports Publishing                                         (860,000)                     -0-
Purchase of Sportsbuff                                                         (500,000)                     -0-
Cash acquired with Sportsbuff                                                    36,000                      -0-
Purchase of equipment                                                          (379,000)                 (10,000)
                                                               --------------------------------------------------
Net cash used in investing activities                                        (1,703,000)                 (10,000)
                                                               --------------------------------------------------

FINANCING ACTIVITIES
Proceeds from sale of capital stock, net of share issuance costs
          $ 50,000 (1998 - $ 4,000)                                           1,476,000                  692,000
Proceeds from loan payable                                                      250,000                      -0-
                                                               --------------------------------------------------
Net cash provided by financing activities                                     1,726,000                  692,000
                                                               --------------------------------------------------

Net decrease in cash and cash equivalents                                    (1,631,000)                  (2,000)
Cash and cash equivalents:
  Beginning of period                                                         2,928,000                    9,000
                                                               --------------------------------------------------
  End of period                                                            $  1,297,000             $      7,000
                                                               ==================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
INVESTING ACTIVITIES
Net assets of Ultimate Sports Publishing acquired for shares               $   (750,000)                     -0-
Net assets of Sportsbuff acquired for shares                                 (4,066,000)                     -0-
FINANCING ACTIVITIES
Shares issued on acquisition of Ultimate Sports Publishing                      750,000                      -0-
Shares issued on acquisition of Sportsbuff                                    4,066,000                      -0-
Shares issued on acquisition of exclusive rights                              1,350,000                      -0-
                                                               ==================================================

Cash interest paid                                                         $          7                      -0-
                                                               ==================================================
Cash taxes paid                                                            $        -0-                      -0-

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 1.       SIGNIFICANT ACCOUNTING POLICIES


              BASIS OF PRESENTATION


              The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- and six-month periods ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended March 31, 2000.

              The balance sheet at March 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

              The comparative figures shown in the consolidated statement of operations and comprehensive loss and consolidated statement of cash flows are for the periods ending October 31, 1998. The comparative fiscal period started on May 1, 1998, while the current fiscal year started on April 1, 1999, as a result of the Company changing its year end from April 30 to March 31 as part of the recapitalization in January of 1999. These comparative figures are comparable to those that would be presented for the periods ending September 30, 1998 as there is no significant seasonal impact. The comparative results have not been recast to September 30, 1998 as it is not practical, and would not provide significant additional information.

              The Company has incurred a loss ot $8,641,000 for the six months ended September 30, 1999, expects to continue to incur losses into the future and has a working capital deficiency as at September 30, 1999 of $169,000. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon, among other things, the ability of the Company to raise additional financing. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.


              PURCHASED INTANGIBLES AND GOODWILL


              Purchased intangibles consist primarily of software, licenses, customer lists, trademarks and contest agreements. Purchased intangibles of approximately $13,127,000 are stated net of total accumulated amortization of $4,031,000 at September 30, 1999 in the accompanying consolidated balance sheet. Purchased intangibles are being amortized on a straight-line basis principally over two years.


              Goodwill of approximately $4,697,000 is stated net of total accumulated amortization of $1,521,000 at September 30, 1999 in the accompanying consolidated balance sheet. Goodwill is being amortized on a straight-line basis principally over two years.




              FOREIGN CURRENCY TRANSLATION

              The unit of measurement of the Company is the Canadian dollar while its reporting currency is the United States dollar. The assets and liabilities of the Canadian subsidiaries are translated using the exchange rate in effect at period end, and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investments in these subsidiaries are deferred as a separate component of other comprehensive income. The translation adjustment at September 30, 1999 is not significant.

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 2.       BUSINESS COMBINATIONS


              Effective June 22, 1999, the Company acquired certain assets of National Publisher Services consisting of the Ultimate Sports Publishing division.("Ultimate Sports"). Ultimate Sports publishes annual sports magazines.


              Effective June 30, 1999, the Company acquired 100% of the shares of Innovation Partners Inc, (d/b/a Sportsbuff), ("Sportsbuff"). The business of Sportsbuff is to conduct and administer sports contest services for its clients.


              The transactions are summarized as follows:


============================================================================================================
                                                                              As at                  As at
                                                                     June 22, 1999,         June 30, 1999,
                                                                    Ultimate Sports             Sportsbuff
------------------------------------------------------------------------------------------------------------
              Net assets acquired at fair values:
              Working capital                                          $          0         $   (290,000)
              Equipment                                                           0               36,000
              Purchased intangibles                                       1,610,000            5,320,000
              Goodwill                                                            0            2,128,000
              Deferred income taxes                                               0           (2,128,000)
                                                                        -----------          -----------
                                                                       $  1,610,000         $  5,066,000
                                                                       ------------         ------------
              Funded by:
              Cash                                                     $    860,000         $  1,000,000
              Shares of common stock                                        750,000            4,066,000
                                                                        -----------          -----------
                                                                       $  1,610,000         $  5,066,000
============================================================================================================


              $500,000 of the cash component of the purchase price of Sportsbuff was paid in July, 1999. The remaining $500,000 is due in October, 1999.


              Purchased intangibles related to the acquisition of Sportsbuff consists of developed contest software, licenses, participant lists, customer lists, trademarks and domain names.


              Purchased intangibles related to the acquisition of Ultimate Sports consist of trademarks, customer contracts, client lists, and domain names.

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 3.       EQUIPMENT


              Equipment consists of the following:


============================================================================
                                                             SEPTEMBER 30,
                                                                 1999
----------------------------------------------------------------------------
              Computer equipment                            $      418,000
              Office equipment and furniture                       112,000
                                                            --------------
                                                                   530,000
              Less accumulated depreciation                        (96,000)
                                                            ---------------
              Equipment, net                                $       434,000
============================================================================


NOTE 4.       DEFERRED CHARGES


              On August 1, 1999, the Company entered into a five year agreement to be the exclusive contest provider for Beer.com. In exchange for this exclusive agreement, the Company is granting Beer.com 1,000,000 common shares over the five year term. All 1,000,000 shares have been placed in escrow. 200,000 shares are owing at the start of each year of the contract, and distributed to Beer.com on each anniversary date of the contract. The minimum share obligation under this agreement (200,000 shares) have been recorded at the market value of the shares as at August 1, 1999 ($6.75 per share) as a deferred charge, and is being amortized over a one year period.


NOTE 5.       SHAREHOLDERS' EQUITY


              COMMON STOCK


                                                                                                    Common
                                                                              Number             stock and
                                                                             of shares     paid-in capital
                                                                              (`000's)            ($000's)
------------------------------------------------------------------------------------------------------------
              BALANCE MARCH 31, 1999                                             17,841            17,127
              Shares issued for cash                                                943             1,526
              Shares issued for subscription receivable                             475               190
              Shares issued on acquisition of Sportsbuff                            616             4,066
              Shares issued on acquisition of Ultimate Sports                       125               750
              Shares issued in exchange for exclusive rights                        200             1,350
              Deferred compensation related to stock options                         --            12,100
              Options granted for services                                           --             1,145
              Share issuance costs                                                   --               (50)
------------------------------------------------------------------------------------------------------------
              BALANCE SEPTEMBER 30, 1999                                         20,200            38,204
============================================================================================================


              STOCK OPTIONS


              Generally, options are granted by the Company's Board of Directors at an exercise price of not less than the fair market value of the Company's common stock at the date of grant. Options are generally granted with a term of five years from the date of issuance. Option vesting is varied ranging from the date of issuance to 3 years.

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 5.       SHAREHOLDERS' EQUITY (CONT'D...)


              STOCK OPTION ACTIVITY


              The following table summarizes the Company's stock option activity:


=============================================================================================================
                                                                  NUMBER OF              WEIGHTED AVERAGE
                                                                SHARES (000'S)             EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------
              Balance at March 31, 1999                               3,365                   $    1.52

              Options granted and assumed                             3,104                        2.05
              Options cancelled                                         (10)                       1.75
              Options exercised                                        (575)                       0.40
                                                                      ------                   ---------

              September 30, 1999                                      5,884                   $    1.91
============================================================================================================


              The following table summarizes information about options outstanding and options exercisable at September 30, 1999:


============================================================================================================

                  OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
----------------------------------------------------------    -----------------------------------
                                      WEIGHTED AVERAGE
                       OPTIONS      REMAINING CONTRACTUAL         OPTIONS      WEIGHTED AVERAGE
   EXERCISE PRICE    OUTSTANDING            LIFE                EXERCISABLE     EXERCISE PRICE
   --------------    -----------    ---------------------       -----------    ----------------
   $        0.40        1,850             4.7 years                    0          $     0.40
            1.75        2,815             4.1 years                2,380                1.75
            4.28          200             4.6 years                    0                4.28
            4.54          150             4.5 years                    0                4.54
            5.00           50             2.5 years                   25                5.00
            6.00          304             4.8 years                   54                6.00
            7.00           25             2.8 YEARS                   25                7.00
-----------------------------------------------------------------------------------------------
   $  0.40 - 7.00       5,884             4.5 years                2,870          $     1.67
=============================================================================================================================


              DEFERRED COMPENSATION


              The Company recorded aggregate deferred compensation of $12,100 during the six months ended September 30, 1999. The amount recorded represents the difference between the grant price and the fair value of the Company's common stock for shares subject to options granted during the period. Options granted below fair market value and the associated weighted average exercise price per share were 2,300 and $1.15 during the period. The amortization of deferred compensation is charged to operations over the vesting period of the options, which ranges from 15 months to 3 years. Total amortization recognized in the six months ending September 30, 1999 was $1,850,000

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 5.       SHAREHOLDERS' EQUITY (CONT'D...)


              PRO FORMA DISCLOSURE


              The Company follows the intrinsic value method in accounting for its stock options. Had compensation cost been recognized based on the fair value at the date of grant, the pro forma amounts of the Company's net loss and net loss per share for the six months ended September 30, 1999 would have been as follows:


              Net loss as reported $(8,641) Net loss - pro forma $(8,910) Basic and diluted loss per share as reported $(0.45) Basic and diluted loss per share - pro forma $(0.47)


              The fair value for each option granted was estimated at the date of grant using a Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions:


              Average risk-free interest rates                  5.0%
              Average expected life (in years)                  5.0
              Volatility factor                                98.5%


              The weighted average fair value of options granted during the six month period was $5.35.


NOTE 6.       LOAN PAYABLE


              The loan payable is for a principal amount of $250,000 with interest calculated at 9% per annum. The loan in unsecured, and is due on December 31, 1999.


NOTE 7.       INCOME TAXES


              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


              A reconciliation of the combined federal and state income tax expense to the Company's income tax expense is as follows:


========================================================================================================
                                                                                        SEPTEMBER 30,
                                                                                              1999
--------------------------------------------------------------------------------------------------------
              Tax recovery at combined federal and state rates                          $  (3,166,000)
              Higher effective rate attributable to income taxes of other countries     $  (1,022,000)
              Tax effect of expenses that are not deductible for income tax purposes        3,353,000
              Valuation allowance                                                             835,000
                                                                                        -------------

                                                                                        $           -
========================================================================================================

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 7.       INCOME TAXES (CONT'D...)


              At September 30, 1999, the Company had net operating loss carryforwards of approximately $4,477,000. Substantially all of these carryforwards relate to the Canadian subsidiaries and will begin to expire at various times starting in 2004.


              Significant components of the Company's deferred income tax assets are approximately as follows:


========================================================================================================
                                                                                        SEPTEMBER 30,
                                                                                              1999
--------------------------------------------------------------------------------------------------------
              Net operating loss carryforwards                                          $   4,477,000
                                                                                         ============

              Total deferred income tax assets                                          $   1,958,000

              Valuation allowance for deferred income tax assets                            (1,958,000)
                                                                                          ------------

              Net deferred income tax assets                                            $           -
========================================================================================================


              A continuity of the valuation allowance is as follows:


=========================================================================================================
                                                                                        SEPTEMBER 30,
                                                                                              1999
---------------------------------------------------------------------------------------------------------
              Balance at March 31, 1999                                                 $   1,123,000

              Valuation allowance on deferred income tax asset                                835,000
                                                                                        -------------

              Closing balance                                                           $   1,958,000
========================================================================================================


              Deferred income tax credits at September 30, 1999 reflect the differences between the financial reporting and tax values of the purchased intangibles. The deferred tax recovery in the consolidated statement of operations and comprehensive loss relates to the amortization of the deferred income tax liability which resulted from the Company's acquisitions of Sportsmark, Pickem and Sportsbuff.


NOTE 8.       RELATED PARTY TRANSACTIONS


              During the six months ended June 30, 1999, the Company paid or accrued approximately $46,000 of consulting fees for financial services provided by one of the Company's directors. Also, $16,000 of wages and $60,000 termination payment was paid to the Company's former Chief Executive Officer and former director. Approximately $30,000 of wages were paid to the Company's Chief Operating Officer, who is also a director of the Company.

                          INTERNET SPORTS NETWORK, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                   For the six months ended September 30, 1999
===============================================================================


NOTE 9.       COMMITMENTS


              The Company leases premises and office equipment under the terms of operating leases. The leases provide for future minimum annual lease payments as follows:


                  2000                                    $           187
                  2001                                                 73
                  2002                                                 18
                  2003                                                  5
                  2004 and thereafter                                   -
                                                          ---------------
                                                          $           283
                                                          ===============


NOTE 10.      SEGMENT AND GEOGRAPHIC INFORMATION


              The Company operates in two operating segments, contest management and publishing, across domestic and Canadian markets. Canadian sales, including export sales from the United States to Canada, represented approximately 14% of net sales for the six months ended September 30, 1999. No other foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented. There were no transfers between geographic areas during the period ended September 30, 1999. Capital assets and purchased intangibles in the United States equal approximately $17,000. The remaining capital assets and purchased intangibles are in Canada.


              The Company entered into the publishing segment through its acquisition of Ultimate Sports Publishing in June, 1999 (Note 2). There have been no material changes in assets relating to the publishing segment since that time.


                                                                Contest
                                                             Management        Publishing            Total
                                                             ----------        ----------            -----
              Revenue                                           901,000           960,000        1,861,000
              Amortization of purchased intangibles           3,222,000           218,000        3,440,000
              Amortization of Goodwill                        1,285,000                 0        1,285,000
              Expenses                                        1,528,000           646,000        2,174,000
                                                             ----------           -------       ----------
                                                             (5,134,000)           96,000       (5,038,000)
                                                             ----------           -------
              Corporate Expenses                                                                 4,888,000
              Net loss before tax                                                               (9,926,000)
                                                                                                ===========


              Sports entertainment revenues are earned primarily from fees from consumers who pay to enter sports contests (82% of sports entertainment sector revenues) and fees from companies that license the contest applications (18% of sports entertainment sector revenues). Publishing revenues are earned primarily from newstand sales (89% of publishing revenues) and advertising within the publications (11% of publishing revenues).

                              FINANCIAL STATEMENTS

                              INNOVATION PARTNERS INC.




                              DECEMBER 31, 1998

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
INNOVATION PARTNERS INC.

We have audited the accompanying balance sheet of INNOVATION PARTNERS INC. as of December 31, 1998, and the related accompanying statements of operations and comprehensive loss, shareholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Toronto, Canada,                                            "Ernst & Young LLP"
September 3, 1999                                         Chartered Accountants

INNOVATION PARTNERS INC.

                                  BALANCE SHEET
                           [Expressed in U.S. dollars]


As at December 31


                                                                                             1998
                                                                                               $
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                                                  97,576
Accounts receivable                                                                        42,168
------------------------------------------------------------------------------------------------------------------
                                                                                          139,744
Equipment, net [NOTE 3]                                                                    28,305
------------------------------------------------------------------------------------------------------------------
                                                                                          168,049
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT
Accounts payable                                                                           81,497
Accrued prizes payable                                                                    143,675
Deferred revenue                                                                            3,658
Loans payable                                                                              15,424
Stock repurchase agreement payable [NOTE 4]                                                14,400
------------------------------------------------------------------------------------------------------------------
                                                                                          258,654
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY
Capital stock
   Authorized
     9,000 common shares with par value of $1
   Issued
     8,190 common shares                                                                    8,190
Additional paid-in capital                                                                 36,764
Deficit                                                                                  (135,559)
------------------------------------------------------------------------------------------------------------------
                                                                                          (90,605)
------------------------------------------------------------------------------------------------------------------
                                                                                          168,049
------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INNOVATION PARTNERS INC.

                           STATEMENT OF OPERATIONS AND
                               COMPREHENSIVE LOSS
                           [Expressed in U.S. dollars]


Year ended December 31


                                                                                             1998
                                                                                               $
------------------------------------------------------------------------------------------------------------------
REVENUE                                                                                 1,257,255
------------------------------------------------------------------------------------------------------------------

EXPENSES
Prize commitments and other direct costs                                                  283,036
Wages and salaries                                                                        222,559
Advertising                                                                               128,747
Postage and production costs                                                               97,278
Write-off of bad debts                                                                     69,437
Printing and reproduction                                                                  68,111
Travel and entertainment                                                                   53,578
Licensing fees                                                                             37,172
Depreciation                                                                               32,630
Telephone                                                                                  32,253
Internet services                                                                          27,971
Interest and bank charges                                                                   4,945
General and administrative                                                                272,882
------------------------------------------------------------------------------------------------------------------
                                                                                        1,330,599
------------------------------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS                                                           (73,344)
------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INNOVATION PARTNERS INC.

                      STATEMENT OF SHAREHOLDERS' DEFICIENCY
                           [Expressed in U.S. dollars]


Year ended December 31


                                                                   1998
                                          -----------------------------------------------------------------------
                                                       ADDITIONAL
                                          CAPITAL        PAID-IN
                                           STOCK         CAPITAL           DEFICIT          TOTAL
                                             $              $                 $                $
------------------------------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                  9,000          57,554          (62,215)         4,339
Stock redemptions                            (810)        (20,790)              --        (21,600)
Net loss for the year                          --              --          (73,344)       (73,344)
------------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                        8,190          36,764         (135,559)       (90,605)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INNOVATION PARTNERS INC.

                             STATEMENT OF CASH FLOWS
                           [Expressed in U.S. dollars]


Year ended December 31


                                                                                             1998
                                                                                               $
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                                                  (73,344)
Adjustment to reconcile net loss to
   cash provided by operating activities:
   Depreciation                                                                            32,630
Changes in non-cash working capital
   balances related to operations
   Accounts receivable                                                                    (42,168)
   Accounts payable                                                                       (58,530)
   Accrued prizes payable                                                                 143,675
   Deferred revenue                                                                         3,658
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                                       5,921
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of equipment                                                                     (41,427)
------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                                         (41,427)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loans payable                                                                (48,493)
Repayment of stock repurchase agreements payable                                           (7,200)
------------------------------------------------------------------------------------------------------------------
CASH USED IN FINANCING ACTIVITIES                                                         (55,693)
------------------------------------------------------------------------------------------------------------------

NET DECREASE IN CASH DURING THE YEAR                                                      (91,199)
Cash and cash equivalents, beginning of year                                              188,775
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                     97,576
------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Cash interest paid                                                                          3,401
Cash taxes paid                                                                                --
------------------------------------------------------------------------------------------------------------------

NON-CASH TRANSACTIONS
Stock redemption agreements
   Capital stock                                                                             (810)
------------------------------------------------------------------------------------------------------------------
   Additional paid in Capital                                                             (20,790)
   Stock redemption agreement payable                                                      21,600
------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                           [Expressed in U.S. dollars]


1. NATURE AND CONTINUANCE OF OPERATIONS

Innovation Partners Inc., doing business as Sports Buff, was incorporated in 1993 under the laws of the State of Wisconsin and its principal business activities include conducting and administering sports contest services through the Internet and the newspaper media.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of its holdings of cash held by deposit taking institutions. The Company manages its credit risk by depositing its cash in high-quality, regulated deposit taking institutions.

LONG-LIVED ASSETS

In accordance with Financial Accounting Standards Board ["FASB"] Statement of Financial Accounting Standard ["SFAS"] No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of fixed assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will measure the amount of the impairment based on discounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

ADVERTISING COSTS

The cost of advertising is expensed as incurred.

INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                           [Expressed in U.S. dollars]


COMPREHENSIVE INCOME (LOSS)

The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There are no items of comprehensive income (loss) that require additional reporting.

EQUIPMENT

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Office equipment and furniture              20%
Computer equipment                          30%

REVENUE RECOGNITION

The Company earns revenue from membership and other fees received for sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event.


PRIZE AWARDS

Members, as well as non-members, are entitled to enter into contests provided by the Company. Prizes are awarded upon completion of the sports season or event and are paid by the Company or the contest's sponsors. Prize awards are fixed in amount and determinable prior to commencement of the season or event and are expensed at the commencement of the season or event to which they relate.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued prizes payable. It is management's opinion that the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The carrying values of these current assets and liabilities approximate their fair values due to their immediate or short-term nature.

INCOME TAXES

The Company is an S Corporation for corporate income tax purposes. Under this election, taxable income and tax attributes pass through the Company to the personal income tax returns of the shareholders. Accordingly, income taxes have not been recorded in the Company's financial statements for the year ended December 31,1998.

INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                           [Expressed in U.S. dollars]


EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

New accounting pronouncements having relative applicability to the Company include Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", effective for fiscal years beginning after December 15, 1998 and No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 2000. SFAS No. 132 revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheets at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect that the adoption of SFAS Nos. 132 and 133 will have a material impact on its financial statements because the Company does not provide for pension or other post-retirement benefits, nor does it currently hold any derivative instruments. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of disclosures.

Additionally, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", which are effective for fiscal years beginning after December 15, 1998. Adoption of these standards is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. EQUIPMENT

Equipment consists of the following:


                                                                                             1998
                                                                                               $
------------------------------------------------------------------------------------------------------------------
Computer equipment                                                                         96,143
Office equipment and furniture                                                             13,853
------------------------------------------------------------------------------------------------------------------
                                                                                          109,996
Less accumulated depreciation                                                              81,691
------------------------------------------------------------------------------------------------------------------
EQUIPMENT, NET                                                                             28,305
------------------------------------------------------------------------------------------------------------------

INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                           [Expressed in U.S. dollars]


4. STOCK REDEMPTION AGREEMENTS

In August 1998, two shareholders elected to redeem all or a portion of their shares of capital stock. The Company purchased and immediately cancelled 810 shares of capital stock at a purchase price of $26.67 from the two shareholders. The proceeds were agreed to be repayable by the Company in twelve equal monthly installments. At December 31, 1998, $14,400 representing the final eight monthly payments of $1,800, pursuant to the stock redemption agreements was outstanding.

5. SUBSEQUENT EVENT

Effective June 30, 1999, the Company was merged with ISN Wisconsin, with ISN Wisconsin being the surviving entity. ISN Wisconsin is a wholly-owned subsidiary of Internet Sports Network Inc. a Florida Corporation.

PRO-FORMA STATEMENTS (UNAUDITED)
6 MONTHS ENDED SEPTEMBER 30, 1999

                                                               ISN                             Pro-Forma
                                          As Reported    Wisconsin           Total           Adjustments     Note       Pro-forma
                                          -----------    ---------           -----           -----------     ----       ---------
 REVENUE                                   $1,861,000    $ 238,000        $ 2,099,000                  -               $ 2,099,000
                                           -------------------------------------------------------------              ------------

EXPENSES
   Prize commitments and
        other direct costs                    920,000      276,000          1,196,000                  -                 1,196,000
   Salaries and benefits                      921,000       63,000            984,000                  -                   984,000
   Consulting fees                            516,000        5,000            521,000                  -                   521,000
   Advertising                                228,000        1,000            229,000                  -                   229,000
   General and
       administrative                       1,096,000       89,000          1,185,000                  -                 1,185,000
   Depreciation                                65,000        2,000             67,000                  -                    67,000
   Amortization of purchased
       intangibles/goodwill                 4,725,000            -          4,725,000            890,000 A               5,615,000
   Options granted for services             1,145,000            -          1,145,000                  -                 1,145,000
   Amortization of stock
       compensation                         1,850,000            -          1,850,000                  -                 1,850,000
   Amortization of deferred charges           225,000            -            225,000                  -                   225,000
   Acquisition costs                           96,000            -             96,000                  -                    96,000
                                           -------------------------------------------------------------              ------------
 TOTAL EXPENSES                            11,787,000      436,000         12,223,000            890,000                13,113,000
                                           -------------------------------------------------------------              ------------

 Net loss before income taxes              (9,926,000)    (198,000)       (10,124,000)          (890,000)              (11,014,000)

 Deferred Income Tax
   Expense (Recovery)
                                           (1,285,000)           -         (1,285,000)          (254,000) A             (1,539,000)
                                           -------------------------------------------------------------              ------------
 NET LOSS                                  (8,641,000)    (198,000)        (8,839,000)          (636,000)               (9,475,000)
                                           -------------------------------------------------------------              ------------
                                           -------------------------------------------------------------              ------------
 Net Loss per Share                                                                                                         (0.49)
                                                                                                                      ------------
                                                                                                                      ------------
Weighted Average Shares
Outstanding                                19,069,000      306,000         19,375,000                                   19,375,000
                                           -------------------------------------------------------------              ------------
                                           -------------------------------------------------------------              ------------

     A. Pro-forma adjustments consist of three months of amortization of the purchased intangibles and related goodwill on the acquisition of Sportsbuff, from the start of the period (April 1, 1999) to the date of acquisition (June 30, 1999). Amortization is being calculated on a straight line basis over two A. years for purchased intangibles and goodwill of $5,087,000 and $2,035,000 respectively as calculated if the acquisition occurred on April 1, 1999. The related amortization for purchased intangibles and goodwill is $636,000 and $254,000. The related deferred tax impact is equal to the goodwill amounts.

                             FINANCIAL STATEMENTS

                             INNOVATION PARTNERS INC.

                             (Unaudited)


                             JUNE 30, 1999

                            INNOVATION PARTNERS INC.

                                  BALANCE SHEET
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


As at June 30



                                                                                             1999
                                                                                               $
-----------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                                                  36,247
Accounts receivable                                                                        26,327
-----------------------------------------------------------------------------------------------------
                                                                                           62,574

Equipment, net [NOTE 3]                                                                    35,694
-----------------------------------------------------------------------------------------------------
                                                                                           98,268
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT
Accounts payable                                                                          146,912
Accrued prizes payable                                                                    121,400
Loans payable                                                                              77,079
Stock repurchase agreement payable [NOTE 4]                                                 7,200
-----------------------------------------------------------------------------------------------------
                                                                                          352,591
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY
Capital stock
   Authorized
     9,000 common shares with par value of $1
   Issued
     8,190 common shares                                                                    8,190
Additional paid-in capital                                                                 36,764
Deficit                                                                                  (299,277)
-----------------------------------------------------------------------------------------------------
                                                                                         (254,323)
-----------------------------------------------------------------------------------------------------
                                                                                           98,268
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            INNOVATION PARTNERS INC.

                           STATEMENT OF OPERATIONS AND
                               COMPREHENSIVE LOSS
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


Six months ended June 30


                                                                                             1999
                                                                                               $
-----------------------------------------------------------------------------------------------------
REVENUE                                                                                   382,889
-----------------------------------------------------------------------------------------------------

EXPENSES
Prize commitments and other direct costs                                                  142,276
Wages and salaries                                                                        135,872
Advertising                                                                                97,274
Postage and production costs                                                               24,732
Write-off of bad debts                                                                     12,987
Printing and reproduction                                                                  14,593
Travel and entertainment                                                                   13,693
Licensing fees                                                                             10,900
Depreciation                                                                                4,154
Telephone                                                                                   6,186
Internet services                                                                           6,784
Interest and bank charges                                                                     876
General and administrative                                                                 76,280
-----------------------------------------------------------------------------------------------------
                                                                                          546,607
-----------------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS                                                          (163,718)
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              INNOVATION PARTNERS INC.

                      STATEMENT OF SHAREHOLDERS' DEFICIENCY
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


Six months ended June 30


                                                                   1999
                                          -----------------------------------------------------------
                                                       ADDITIONAL
                                          CAPITAL        PAID-IN
                                           STOCK         CAPITAL           DEFICIT          TOTAL
                                             $              $                 $                $
-----------------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                  8,190          36,764         (135,559)       (90,605)
Stock redemptions                              --              --               --             --
Net loss for the year                          --              --         (163,718)      (163,718)
-----------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                        8,190          36,764         (299,277)      (254,323)
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                             INNOVATION PARTNERS INC.

                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


Six months ended June 30


                                                                                             1999
                                                                                               $
-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                                                 (163,718)
Adjustment to reconcile net loss to
   cash provided by operating activities:
   Depreciation                                                                             4,154
Changes in non-cash working capital
   balances related to operations
   Accounts receivable                                                                     15,841
   Accounts payable                                                                        65,415
   Accrued prizes payable                                                                 (22,275)
   Deferred revenue                                                                        (3,658)
-----------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                                    (104,241)
-----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of equipment                                                                     (11,543)
-----------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                                         (11,543)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in loans payable                                                                  61,655
Repayment of stock repurchase agreements payable                                           (7,200)
-----------------------------------------------------------------------------------------------------
CASH USED IN FINANCING ACTIVITIES                                                          54,455
-----------------------------------------------------------------------------------------------------

NET DECREASE IN CASH DURING THE YEAR                                                      (61,329)
Cash and cash equivalents, beginning of year                                               97,576
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                     36,247
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Cash interest paid                                                                          1,200
Cash taxes paid                                                                                --
-----------------------------------------------------------------------------------------------------

NON-CASH TRANSACTIONS
   None
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]
                         Six Months ending June 30, 1999

1. NATURE AND CONTINUANCE OF OPERATIONS

Innovation Partners Inc., doing business as Sports Buff, was incorporated in 1993 under the laws of the State of Wisconsin and its principal business activities include conducting and administering sports contest services through the Internet and the newspaper media.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of its holdings of cash held by deposit taking institutions. The Company manages its credit risk by depositing its cash in high-quality, regulated deposit taking institutions.

LONG-LIVED ASSETS

In accordance with Financial Accounting Standards Board ["FASB"] Statement of Financial Accounting Standard ["SFAS"] No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the carrying value of fixed assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will measure the amount of the impairment based on discounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

ADVERTISING COSTS

The cost of advertising is expensed as incurred.

                            INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


COMPREHENSIVE INCOME (LOSS)

The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There are no items of comprehensive income (loss) that require additional reporting.

EQUIPMENT

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the declining balance basis at the following annual rates:


Office equipment and furniture              20%
Computer equipment                          30%

REVENUE RECOGNITION

The Company earns revenue from membership and other fees received for sports contest organization services. Membership fees are received prior to the beginning of a particular sport season or event and recorded as deferred income until recognized in income ratably over the season or upon completion of the event.

PRIZE AWARDS

Members, as well as non-members, are entitled to enter into contests provided by the Company. Prizes are awarded upon completion of the sports season or event and are paid by the Company or the contest's sponsors. Prize awards are fixed in amount and determinable prior to commencement of the season or event and are expensed at the commencement of the season or event to which they relate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued prizes payable. It is management's opinion that the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The carrying values of these current assets and liabilities approximate their fair values due to their immediate or short-term nature.

                            INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


INCOME TAXES

The Company is an S Corporation for corporate income tax purposes. Under this election, taxable income and tax attributes pass through the Company to the personal income tax returns of the shareholders. Accordingly, income taxes have not been recorded in the Company's financial statements for the six months ended June 30, 1999.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

New accounting pronouncements having relative applicability to the Company include Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", effective for fiscal years beginning after December 15, 1998 and No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 2000. SFAS No. 132 revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheets at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect that the adoption of SFAS Nos. 132 and 133 will have a material impact on its financial statements because the Company does not provide for pension or other post-retirement benefits, nor does it currently hold any derivative instruments. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of disclosures.

Additionally, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", which are effective for fiscal years beginning after December 15, 1998. Adoption of these standards is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. EQUIPMENT


Equipment consists of the following:

                                                                                             1999
                                                                                               $
-----------------------------------------------------------------------------------------------------
Computer equipment                                                                         98,686
Office equipment and furniture                                                             13,853
-----------------------------------------------------------------------------------------------------
                                                                                          112,539
Less accumulated depreciation                                                              85,845
-----------------------------------------------------------------------------------------------------
EQUIPMENT, NET                                                                             35,694
-----------------------------------------------------------------------------------------------------

                            INNOVATION PARTNERS INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                           [Expressed in U.S. dollars]


4. STOCK REDEMPTION AGREEMENTS

In August 1998, two shareholders elected to redeem all or a portion of their shares of capital stock. The Company purchased and immediately cancelled 810 shares of capital stock at a purchase price of $26.67 from the two shareholders. The proceeds were agreed to be repayable by the Company in twelve equal monthly installments. At June 30, 1999, $7,200 representing the final four monthly payments of $1,800, pursuant to the stock redemption agreements was outstanding.

5. SUBSEQUENT EVENT

Effective June 30, 1999, the Company was merged with ISN Wisconsin, with ISN Wisconsin being the surviving entity. ISN Wisconsin is a wholly-owned subsidiary of Internet Sports Network Inc. a Florida Corporation.